                                                      Filed Under Rule 424(b)(3)
                                                      Registration No. 333-65089





                                   PROSPECTUS

                                CT HOLDINGS, INC.

                         786,784 SHARES OF COMMON STOCK





         This prospectus relates to the offer and sale from time to time by some selling stockholders of up to 786,784 shares of common stock of CT Holdings, Inc., of which 589,755 shares are issuable upon the exercise of outstanding warrants and 197,029 shares have already been issued upon the exercise of the related warrants. This prospectus includes shares, the offer and sale of which was originally registered pursuant to a registration statement declared effective by the Securities and Exchange Commission in November 1998. The offer and sale of the shares of common stock covered by this prospectus is not being underwritten.




         We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. All the expenses related to the registration of the shares will be paid by us, except that the selling stockholders will pay any underwriting, brokerage or related fees, discounts, commissions or the fees or expenses of counsel or advisors to the selling stockholders. We would receive estimated gross proceeds of approximately $364,650 if all of the warrants to purchase shares of our common stock that are currently outstanding and covered by this Prospectus are exercised by their holders. See "Use of Proceeds."



         The selling stockholders may sell the shares of common stock directly or through one or more broker-dealers in the Nasdaq Stock Market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices. See "Plan of Distribution."



         Our common stock is now listed on the Nasdaq SmallCap Market under the symbol "CITN." On April 25, 2000, the last reported sale price for the common stock on the Nasdaq SmallCap Market was $2.56 per share.



================================================================================



         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.



================================================================================



         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.









                 THE DATE OF THIS PROSPECTUS IS APRIL 28, 2000.

                                TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----
Prospectus Summary                                                      4
Risk Factors                                                            6
Use of Proceeds                                                        25
Selling Stockholders                                                   26
Plan of Distribution                                                   27
Market Prices of Common Stock and Dividend Policy                      28
Management's Discussion and Analysis of Financial
     Condition and Results of Operations                               29
Our Business                                                           36
Management                                                             46
Certain Relationships and Related Transactions                         51
Principal Stockholders                                                 54
Description of Capital Stock                                           57
Legal Matters                                                          59
Experts                                                                59
Index to Consolidated Financial Statements                             F-1

          ABOUT THIS PROSPECTUS AND WHERE YOU CAN FIND MORE INFORMATION

         Unless the context otherwise requires, "CT Holdings," "we," "our," "us" and similar expressions refers to CT Holdings, Inc. and its predecessors, but not to the selling stockholders. "Selling stockholders" refers to the stockholders identified under the caption "Selling Stockholders."

         We file annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission, or the SEC. You may inspect and copy these materials at the public reference facilities maintained by the SEC at:


Judiciary Plaza                    Citicorp Center                    Seven World Trade Center
Room 1024                          500 West Madison Street            13th Floor
450 Fifth Street, N.W.             Suite 1400                         New York, New York 10048
Washington, D.C. 20549             Chicago, Illinois 60661

         You also may obtain copies of these materials from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. You also can find our SEC filings at the SEC's website at http://www.sec.gov.

         We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of common stock offered in this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, we refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to such documents are qualified in all respects by such reference. You can review and copy the registration statement and its exhibits and schedules from the SEC at the address listed above or from its Internet site.

         Our World Wide Web site is located at http://www.ct-holdings.com. Information contained on our Web site does not constitute, and shall not be deemed to constitute, part of this prospectus.

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

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference contain forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act which are intended to be covered by the safe harbors created thereby. Generally, these forward-looking statements include but are not limited to statements about our plans, objectives, expectations, intentions and other statements contained in this prospectus that are not historical facts. You can identify these statements by forward-looking words, such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," "may," "will" and "continue" or similar words. You should read statements that contain these words carefully because they may discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other forward-looking information. We caution readers that these forward-looking statements are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond our control and may influence the accuracy of the statements and projections upon which the statements are based. The factors listed in the sections captioned "Risk Factors" as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.




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
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                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in our common stock.

                                   CT HOLDINGS

         CT Holdings, Inc. is an incubator of business-to-business (B2B) Internet companies that provides early stage business-to-business ventures with a single source of management capital, as well as consulting on operations, marketing and strategic planning. Our B2B incubator model is designed to enable the start up companies with whom we partner to become online market leaders in their industries. We believe that by focusing on B2B Internet companies, we are positioned to identify the latest trends and opportunities and attract promising companies and talent in this industry. Our strategy is to leverage the B2B expertise of our management and affiliates and to capitalize upon opportunities to cross-pollinate the strongest qualities among our holdings. We believe that the anticipated growth in B2B e-commerce creates strong opportunities for us to increase shareholder value and for well-positioned early stage ventures in this industry. Forrester Research estimates that the United States B2B e-commerce market, defined as the intercompany trade of hard goods over the Internet, will grow from $43 billion in 1998 to more than $1.3 trillion by 2003.

         We began our Internet activities in 1999 with the formation of How2.com, which provides Internet-based solutions that automate post-purchase customer care processes such as rebate processing, extended warranty sales and product manual access. How2.com's solutions enable businesses to work together more efficiently to develop, retain and extend customer relationships. By automating post-purchase customer care activities, How2.com allows its clients to enhance customer retention, increase revenue opportunities and improve operating efficiencies. How2.com's Internet-based solution seeks to transform rebates, warranties and product manuals from customer service liabilities to retention and extension opportunities. How2.com's approximately 130 clients include retailers, manufacturers and service providers. How2.com recently entered into a multi-year contract with GE Warranty, a leading national warranty provider, to provide an online sales channel for their extended warranties.

         As part of our strategy to fund early stage B2B Internet companies, we recently provided bridge financing of $300,000 to iNetze.com, Inc. We also entered into a new letter of intent with iNetze.com relating to a transaction in which we would gain the right to acquire a substantial minority interest in iNetze.com, which is a company that creates and operates integrated networks of decision support tools, e-learning solutions, and e-commerce capabilities across multiple industries. In addition to its proprietary technology, iNetze.com provides the knowledge database needed to take advantage of its web-enabled decision support tools, and thereby offers comprehensive and technologically advanced, value-added decision support networks. The companies expect to close this transaction in May 2000. The new letter of intent provides, among other things, that we may provide additional bridge financing to iNetze.com and that we have the right to provide, or cause a third party to provide, $3 million in equity financing to iNetze.com. The letter of intent also provides that at the closing of the proposed transaction, we will receive 15% of the capital stock of iNetze.com in exchange for 1 million shares of our common stock. We will also receive preemptive rights covering certain future iNetze.com equity offerings and representation on iNetze.com's board. There can be no assurance that the foregoing transaction will close in May 2000 or at all.

         In addition to our B2B incubation business, we continue to operate our "Citadel Technology" business line, which is focused on developing and marketing security and administration software products for both computer networks and desktop personal computers. Our integrated, easy-to-use software products enable network administrators to control access to network resources, automate routine network maintenance tasks, and automatically shutdown and restart servers and desktop PCs in the event of a network crash. These software products also enable individual PC users to control access to their desktops, secure files, and index and retrieve files stored in a variety of storage media. Our Citadel Technology software products are designed to reduce the direct and indirect costs of computer network operations, protect proprietary networks and information, and otherwise improve overall office productivity. Our core focus will be on our B2B incubation services, and we are currently analyzing various strategic alternatives for our Citadel Technology security software business, including new strategic alliances with third parties, new applications of the technology, new third party licensing or joint venture arrangements or the sale of the business line. As a result, management believes that the results of operations for our Citadel Technology security software business will be adversely affected in the future.

         In December 1999, we changed our corporate name to CT Holdings, Inc. We believe that our new name is more descriptive of our focus on incubation of emerging B2B ventures and our current substantial investment in How2.com. We believe that any goodwill associated with our former legal name will be preserved due to the continued use of the name "Citadel Technology" to identify our software business. Following the inadvertent failure of our outside consultants to file a return with the Delaware franchise tax authority in November 1999, another entity obtained the name Citadel Technology, Inc. in Delaware. When we filed reinstatement materials in Delaware, we adopted our new name CT Holdings, Inc. pursuant to statutory procedures.

         We maintain our principal executive offices at 3811 Turtle Creek Blvd., Suite 770, Dallas, Texas 75219-4421; the telephone number of this office is
(214) 520-9292.

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


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                                  THE OFFERING


Securities Offered                                           786,784 shares of common stock
                                                             issued or issuable upon exercise
                                                             by selling stockholders of the
                                                             warrants.

Common Stock to be Outstanding
  After this Offering (1)                                    48,178,577 shares of common stock.

Use of Proceeds                                              We will not receive any of the proceeds
                                                             from the sale of the shares of common
                                                             stock offered by this prospectus. We
                                                             will receive estimated gross proceeds
                                                             of up to $364,650 if the selling
                                                             stockholders exercise all of the
                                                             currently outstanding warrants
                                                             to purchase the shares of our common
                                                             stock covered by this prospectus. We
                                                             currently intend to use such net
                                                             proceeds, if any, for working capital
                                                             and general corporate purposes. See
                                                             "Use of Proceeds."


Risk Factors                                                 An investment in the shares of common
                                                             stock offered hereby involves a high
                                                             degree of risk and should be made only
                                                             by investors who can afford the loss of
                                                             their entire investment. See "Risk
                                                             Factors."

Nasdaq SmallCap Market trading symbol                        CITN


-----------------------------

(1) Assumes conversion in full into shares of common stock of the warrants held by the selling stockholders as described in "Selling Stockholders."

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
                                  RISK FACTORS

         Before you invest in our common stock, you should be aware of various risks, including those described below. Investing in our common stock involves a high degree of risk. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

GENERAL RISKS

WE RECENTLY DECIDED TO CHANGE OUR BUSINESS TO FOCUS ON B2B INCUBATION OF EARLY STAGE COMPANIES; HENCE, WE WILL ENCOUNTER NUMEROUS RISKS ASSOCIATED WITH OUR NEW BUSINESS FOCUS AND OUR PRIOR OPERATING HISTORY MAY NOT BE A MEANINGFUL GUIDE TO EVALUATING OUR FUTURE PERFORMANCE.

         In January 2000 we announced that we were changing our business model to focus on the incubation of B2B early stage ventures. Other than our formation and development of How2.com, we have little experience in this area. As a consequence, our prior operating history may not provide a meaningful guide to our prospects in the emerging B2B market. Moreover, our new business model and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving markets such as B2B e-commerce. We may be unable to execute our strategy of developing our B2B incubation business due to numerous risks, including the following:

    o We may be unable to identify or develop relationships with attractive emerging B2B companies.

    o Any B2B companies that we are able to attract may not succeed and the value of our assets and the price of our common stock could consequently decline.

    o Our new business model is unproven and depends on the willingness of companies to participate in our incubator and collaborate with us and each other.

    o Our expenses will increase as we refocus on our new B2B incubation business model and seek to build the infrastructure necessary to implement this model.

    o We face competition from other incubators of B2B e-commerce companies, some of which are publicly traded companies, venture capital companies and large corporations; many of these competitors have greater financial resources and brand name recognition than we do, which may make it difficult for us to effectively compete.

    o We will require additional capital resources in order to implement our new B2B e-commerce business model and we may not be able to obtain these resources on attractive terms, if at all.


WE RECENTLY ANNOUNCED OUR ENTRY INTO A LETTER OF INTENT THAT PROVIDES FOR THE RIGHT TO ACQUIRE SHARES OF INETZE.COM, WHICH WILL BE OUR FIRST INVESTMENT IN A B2B EARLY STAGE VENTURE FOLLOWING OUR FORMATION AND DEVELOPMENT OF HOW2.COM; THERE CAN BE NO ASSURANCE THAT THIS INVESTMENT WILL BE COMPLETED OR, IF COMPLETED, WILL PROVE TO BE AN ATTRACTIVE INVESTMENT.

     We recently entered into a new letter of intent relating to a transaction in which we would gain the right to acquire a substantial minority interest in iNetze.com. We would receive a 15% interest in iNetze.com in exchange for 1 million shares of CT Holdings Common Stock, and we or a third party that we would introduce have the right to invest $3 million in cash for additional equity in iNetze.com. We have not yet determined how we would make the foregoing cash investment, or whether we would introduce a third party to make that investment.

     We expect to close the iNetze.com transaction in May 2000. There can be no assurance that we will be successful in closing this transaction by that date or at all. We have never done business with iNetze.com before and this is our first proposed investment in a B2B early stage venture following our formation and development of How2.com. Our completion of the iNetze.com transaction is subject to a number of conditions and circumstances, many of which are beyond our control. Further, inasmuch as iNetze.com is an early stage venture, it is difficult to judge its future prospects.

WE MAY INCUR SIGNIFICANT COSTS TO AVOID INVESTMENT COMPANY STATUS AND MAY SUFFER OTHER ADVERSE CONSEQUENCES IF WE ARE DEEMED TO BE AN INVESTMENT COMPANY.

         We may incur significant costs to avoid investment company status and may suffer other adverse consequences if we are deemed to be an investment company under the Investment Company Act of 1940. Some of our contemplated equity investments in other businesses may constitute investment securities under the 1940 Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the 1940 Act unless a particular exclusion or Securities and Exchange Commission safe harbor applies. If we were to be deemed an investment company, we would become subject to the requirements of the 1940 Act. As a consequence, we would be prohibited from engaging in business or issuing our securities and might be subject to civil and criminal penalties for noncompliance. In addition, certain of our contracts might be voidable, and a court-appointed receiver could take control of us and liquidate our business.

         Although we have yet to make any investments in the investment securities of an incubation startup or existing company other than How2.com, such investments, if and when made, could fluctuate in value, which may cause the value of such securities to exceed 40 percent of our total assets. Unless an exclusion or safe harbor were available to us, we would have to attempt to reduce our investment securities as a percentage of our total assets. This reduction could be accomplished in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If we were required to sell investment securities, we may sell them sooner than we may otherwise have preferred. These sales may be at depressed prices and we might never realize anticipated benefits from, and may incur losses on, these investments. Some investments may not be sold due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, we may incur tax liabilities when we sell assets. We may also be unable to purchase additional investment securities that may be important to our operating strategy. If we decide to acquire non-investment security assets, we may not be able to identify and acquire suitable assets and businesses.

OUR EARNINGS AND STOCK PRICE ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

         Due to the factors noted below, our earnings and stock price have been and may continue to be subject to significant volatility, particularly on a quarterly basis. We have previously experienced shortfalls in revenue and earnings from levels expected by investors, which have had an immediate and significant adverse effect on the trading price of our common stock. This may occur again in the future.

         Additionally, we have received requests from the staff of the Securities and Exchange Commission for additional information regarding the accounting for some of our acquisitions, including questions relating to the write-off of associated in-process research and development costs and other matters. While we have responded to these requests, we cannot determine at this time the effect, if any, that the outcome of this matter will have on our reported financial position or results of operations. However, should the staff of the Securities and Exchange Commission require us to retroactively record any adjustments, the effect could have a material adverse impact on the future trading price of our common stock.

RISKS RELATED TO OUR INTERNET SUBSIDIARY, HOW2.COM, INC.

         The following are some risks related to the business of How2.Com, Inc., our Internet subsidiary, and should be considered in addition to the risk factors described in this prospectus. Any of these factors could have a material adverse effect on us, as we own a substantial interest in How2.com. How2.com filed a registration statement with the Securities and Exchange Commission relating to an initial public offering of shares of its common stock in October 1999. On March 20, 2000, How2.com announced its receipt of $36.5 million in private equity financing from four investors led by TH Lee Putnam Internet Partners. The co-investors were Dain Rauscher Wessels Investors, Watershed Capital and Seaboard Ventures. After giving effect to the private equity financing, we owned approximately 38.8% interest in How2.com. Prior to the time of the completion of the private equity financing, How2.com applied to withdraw its previously filed registration statement. How2.com plans to refile a registration statement covering its proposed initial public offering.

THERE CAN BE NO ASSURANCE THAT HOW2.COM'S CONTEMPLATED INITIAL PUBLIC OFFERING WILL TIMELY, OR EVER, BE SUCCESSFULLY COMPLETED.

         The delay or complete abandonment of the contemplated How2.com initial public offering could have a material adverse effect on our stock price due to our substantial equity interest in How2.com. You cannot be assured that the initial public offering will occur in the near future or ever at all. In addition, we have agreed to convert the shares of How2.com common stock issued in connection with the acquisition of 2-Lane Media by How2.com into up to 500,000 of our shares at the option of the 2-Lane Media shareholders. Pursuant to the terms of the subscription agreements between How2.com and some of its stockholders, we may be required to issue up to 414,000 shares of our common stock based on a conversion price of $3.75 per share (above the fair market value on the dates of issuance) at the option of such stockholders. These provisions could have the effect of diluting our stockholders if the market price for our stock is above that price at the time of conversion.

WE MAY NOT BE ABLE TO EFFECT THE DISTRIBUTION OF HOW2.COM SHARES.

         We previously announced that we intend to distribute shares of How2.com common stock to our shareholders upon compliance with the Securities and Exchange Commission (SEC) requirements applicable in connection with the proposed distribution and upon the expiration of a 180 day lockup agreement between the underwriters of How2.com's proposed initial public offering and us. If there are problems associated with compliance with SEC requirements or state law, then the distribution of How2.com shares may be delayed or may not occur. There can be no assurance that we will complete the distribution on the proposed terms or at all.

HOW2.COM'S BUSINESS AND FUTURE PROSPECTS ARE EXTREMELY DIFFICULT TO EVALUATE BECAUSE ITS OPERATING HISTORY IS VERY LIMITED AND ITS BUSINESS MODEL IS NEW, UNPROVEN AND EVOLVING.

         How2.com was formed in January 1999. Since its formation, How2.com has:

    o    acquired its rebates operation in May 1999;
    o    launched its Web site in September 1999;
    o completed the initial development of its online rebate application in December 1999;
    o completed the initial development of its online product manual application in February 2000; and
    o    commenced its promotion of the sale of extended warranties in December
         1999.

As a result, How2.com has only a limited operating history on which one can base an investment decision. You should consider its prospects in light of the uncertainties and difficulties frequently encountered by companies in their early stages of development.

         In addition, its business model is new, unproven and evolving. In December 1999, How2.com focused its business to concentrate on its online post-purchase customer care solutions and offering tutorials that primarily relate to those solutions. How2.com cannot assure that its new, focused business model will be commercially successful. How2.com cannot assure you that that its online solutions will be accepted by businesses or consumers. If How2.com is unable to establish pricing and service models acceptable to manufacturers, retailers and service providers and attractive to their customers, its Internet-based solution may not be commercially successful.

SOME MAJOR COMPONENTS OF HOW2.COM'S BUSINESS STRATEGY HAVE NOT YET BEEN IMPLEMENTED AND THE TECHNOLOGIES AND APPLICATIONS NECESSARY TO IMPLEMENT ITS ENTIRE BUSINESS STRATEGY HAVE NOT YET BEEN DEVELOPED. IF HOW2.COM DOES NOT DEVELOP THESE TECHNOLOGIES AND APPLICATIONS IN A TIMELY MANNER, ITS RESULTS OF OPERATIONS WILL SUFFER.

         Some of How2.com's business strategies related to its Internet-based solution have not yet been implemented. To implement these strategies How2.com must develop new applications and enhance its existing applications. Its online rebate and product manual applications are new, unproven and evolving and How2.com continues to develop enhancements to these applications. How2.com has not yet completed the initial development of its own online warranty application. Its technology that enables its clients' customers to apply rebate proceeds to additional products and services immediately following rebate submission has not yet been completed. Further, the more advanced aspects of its technology that enables clients to access customized, real time customer data analysis are still in the design phase. These applications and technologies are critical to the success of its business. The development and implementation of these technologies and applications is complicated and time consuming. How2.com cannot assure you that How2.com will successfully develop all of its planned technologies and applications. If How2.com does not develop and implement these technologies and applications in a timely manner, its results of operations will suffer.

HOW2.COM HAS A HISTORY OF NET LOSSES AND EXPECTS TO CONTINUE TO INCUR SUBSTANTIAL NET LOSSES IN THE FUTURE.

         How2.com had a net loss of approximately $31.8 million and an accumulated deficit of approximately $31.8 million for the period from its inception, January 7, 1999, through December 31, 1999. How2.com anticipates that its operating expenses will increase in the foreseeable future as How2.com continues to develop its technology and applications, increase its sales and marketing activities, expand its outsourced solutions capabilities and improve its operational and financial systems. In addition, because its increasing expense levels are based, in part, on expectations of its future revenues, any decline in its revenues below its expectations would have a disproportionately adverse impact on its operating results. Accordingly, How2.com expects to incur additional losses for at least the next 12 months. If its revenues do not grow as How2.com anticipates, How2.com may never be profitable.

HOW2.COM'S REBATE AND RELATED SERVICES HAVE ACCOUNTED FOR SUBSTANTIALLY ALL OF ITS REVENUES SINCE INCEPTION, AND HOW2.COM EXPECTS TO DEPEND ON ITS REBATE APPLICATION AND PROCESSING SERVICES FOR A SIGNIFICANT PORTION OF ITS REVENUES FOR THE FORESEEABLE FUTURE.

         How2.com's rebate and related services accounted for approximately 86.0% of its total revenues from inception through December 31, 1999. How2.com anticipates that revenues from its rebate solution will continue to constitute the major portion of its revenues for the foreseeable future. A decrease in the amount of promotional dollars spent on rebate programs by its clients or a decrease in the rebate service fees How2.com receives would negatively impact its results of operations.

HOW2.COM IS DEPENDENT ON FOUR CLIENTS FOR A SUBSTANTIAL PORTION OF ITS BUSINESS.

         How2.com is dependent upon its relationship with a small number of clients for a substantial portion of its existing and anticipated revenues. Four of its rebate clients accounted for approximately 88.0% of its aggregate invoiced revenue for the year ended December 31, 1999. As a result of this concentration of sales, How2.com's business, operating results or financial condition would suffer as a result of the termination of or adverse change in its relationship with any of these clients.

         In addition, How2.com cannot assure you that its relationship with these clients will continue, or if continued, that the revenues from these clients will remain at current levels or increase in any future period. The initial term of its agreement with Staples expires in July 2000. The agreement is renewable annually upon mutual agreement. In addition, Staples' vendors may not use, or may discontinue their use of, How2.com's rebate solution. How2.com currently performs rebate services for eMachines under an oral agreement. Consequently, its agreement with eMachines could be terminated. Based on the nature of these agreements, How2.com cannot assure you that How2.com will generate significant revenues in future periods from any of its principal rebate clients. The loss of all or any part of How2.com's relationship with any of these clients would seriously harm its business.

MANY OF HOW2.COM'S CLIENT AGREEMENTS ARE TERMINABLE BY THE CLIENT AT WILL.

         How2.com does not have any long-term agreements with its clients. In addition, many of its agreements with its clients are terminable by the client at will. Therefore, How2.com cannot assure you that any of its clients will continue to use its online solutions for any period of time. The loss of a significant number of its clients would seriously harm its business.

HOW2.COM'S REVENUE IS DEPENDENT UPON ITS CLIENTS' BUSINESS AND PRODUCT SALES.

         How2.com's revenue is primarily transaction based and will fluctuate with the volume of transactions or levels of sales of products by its business clients for which How2.com provides its online post-purchase customer care solutions. Its business would suffer if its clients decrease their activity that relates to its online post-purchase customer care solutions.

HOW2.COM'S BUSINESS MODEL IS DEPENDENT ON ITS ABILITY TO SUCCESSFULLY ENTER INTO RELATIONSHIPS WITH CLIENTS, OF WHICH HOW2.COM CURRENTLY HAS ONLY A LIMITED NUMBER. MOST OF THESE RELATIONSHIPS WILL NOT BE EXCLUSIVE AND MAY BE TERMINATED BY ITS CLIENTS AT ANY TIME.

         How2.com's ability to become profitable depends on its ability to successfully enter into relationships with manufacturers, retailers and service providers that wish to use its online rebate, warranty and product manual solutions. How2.com currently has these business relationships with only a limited number of clients. Currently, How2.com has four principal rebate clients that use its rebate application on its Web site and one principal warranty client that continues to use its own warranty application that is hosted on a Web site that is co-branded with How2.com as well as another Web site. How2.com only recently began marketing its online product manual solution and currently does not have any clients using this solution. How2.com anticipates that its arrangements with clients will typically not be exclusive and will be subject to termination upon short notice. In addition, How2.com cannot assure you that these arrangements will result in revenues or be profitable for it. If How2.com cannot develop relationships with new clients, its results of operations will be significantly and negatively impacted.

HOW2.COM'S QUARTERLY OPERATING RESULTS WILL LIKELY VARY SIGNIFICANTLY IN THE FUTURE.

         How2.com expects that its revenues and operating results may vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of its results of operations may not be meaningful. In some future quarter or quarters, its operating results are likely to fall below expectations. Any shortfall will likely adversely affect the price of its common stock in a manner that may be unrelated to its long-term operating performance.

         Its quarterly operating results, as well as its operating results generally, may also vary depending on a number of factors, including but not limited to:

    o demand for its online rebate, extended warranty and product manual solutions;
    o fluctuations in the average face amount and number of the rebates processed and warranties sold by it;
    o    seasonality in its clients' rebate and warranty promotions;
    o its ability to develop, introduce and market new applications and enhancements to its existing applications on a timely basis;
    o its ability to attract and retain clients and to generate client satisfaction;
    o    changes in its pricing policies or those of its competitors;
    o    changes in accounting standards and revenue recognition policies; and
    o    costs related to the acquisition of technologies and businesses.

         Because of its limited operating history, How2.com has limited insight into trends that may emerge and affect its operating results.

THE AMOUNT OF REVENUES HOW2.COM RECOGNIZES AS A RESULT OF EXPIRED OR UNCASHED REBATE CHECKS MAY BE REDUCED BY ABANDONED PROPERTY LAWS OR AN INCREASE IN THE PERCENTAGE OF REBATE CHECKS CASHED BY CONSUMERS.

         How2.com bills its rebate clients for the full amount of the rebate checks that How2.com issues to their customers, plus a processing fee. Some customers never cash their rebate checks. In the rebate industry, expired or uncashed checks are referred to as "slippage". Slippage is recorded on its books as an increase to revenues. The unclaimed property and escheat laws of each state provide that under circumstances defined in that state's statutes, holders of unclaimed or abandoned property, possibly including slippage, must surrender that property to the state. As a result, any state into which How2.com sends rebate checks could assert that it is entitled to unclaimed rebate checks that How2.com has issued to consumers in that state.

         For the period from January 7, 1999 to December 31, 1999, its revenues included $2.3 million of slippage, representing 39.7% of its revenues for the period and approximately 6.6% of the face amount of rebate checks How2.com issued to consumers. Its operating results could suffer if any state is entitled to a significant portion of these slippage amounts as a result of its unclaimed property or escheat laws.

         Furthermore, How2.com expects that more of its clients' customers will cash their rebate checks as a result of its online rebate solution, which would reduce slippage. A decline in the amount of slippage that How2.com retain could decrease its revenues and negatively impact its results of operations.

IN THE FUTURE, HOW2.COM WILL NEED TO RAISE ADDITIONAL CAPITAL, AND THIS CAPITAL MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, IF AT ALL.

         How2.com expects the net proceeds from its initial public offering, if completed, will be sufficient to meet its working capital and capital expenditure needs for at least the next 12 months. After that, How2.com may need to raise additional funds. In addition, within the next 12 months How2.com may need to raise additional funds if How2.com wants to be able to take advantage of new business opportunities, to react to unforeseen difficulties or to otherwise respond to pressures from its competitors. If How2.com cannot raise funds on acceptable terms, if and when needed, its business will suffer.

TO CONTINUE ITS OPERATIONS AND BUSINESS, HOW2.COM MUST COMPLETE ITS INITIAL PUBLIC OFFERING OR FIND ALTERNATIVE FINANCING.

         How2.com's ability to maintain and grow its business is dependent on its access to sufficient funds to support its working capital and capital expenditure needs. If How2.com does not complete its initial public offering, How2.com must find an alternative method of financing. If How2.com does not complete its initial public offering or find an alternative source of funds, its business and results of operations will be seriously harmed. How2.com believes that the net proceeds from its initial public offering, if completed, will be sufficient to fund its working capital and capital expenditure needs for at least the next 12 months.

HOW2.COM'S BRAND MAY NOT ACHIEVE THE BROAD RECOGNITION AND LOYALTY NECESSARY TO SUCCEED.

         How2.com believes that broad recognition and favorable business perception of the How2.com brand are essential to its future success. Accordingly, How2.com is pursuing an aggressive brand-enhancement strategy, which includes advertising, trade shows, promotional programs and public relations activities. Successful positioning of its How2.com brand will largely depend upon:

    o its ability to provide high quality service to its clients and their customers, including online and offline responses to customer inquiries regarding the status of their rebates;
    o the success of its promotional programs and public relations activities; and
    o the technical performance and visual appearance of its applications and Web site.

         To increase awareness of the How2.com brand How2.com spent significant amounts in a sales and marketing campaign in the last half of 1999 and will spend significant amounts in the future on marketing and promotions programs targeted at decision makers within its prospective clients' organizations. These expenditures may not result in a sufficient increase in net revenues to cover these marketing and promotion expenses. Even if brand recognition increases, its number of clients, the number of transactions processed through its online solutions or number of licenses sold to use its applications may not increase.

         Between September and December 1999, How2.com spent approximately $12.0 million on a brand advertising campaign that was partially related to informational tutorials related to lifestyle topics How2.com offered on its Web site. In December 1999, How2.com focused its business model to concentrate on its online solutions, and offering tutorials that primarily relate to those solutions. Therefore, How2.com may not be able to realize the full benefit of the advertising expenses that related to the information tutorials that did not relate primarily to its online solutions.

THE DAY-TO-DAY OPERATIONS OF HOW2.COM'S COMPUTER AND COMMUNICATIONS EQUIPMENT ARE DEPENDENT ON THIRD PARTIES. THE PERFORMANCE OF EXODUS COMMUNICATIONS, INC. IS CRITICAL TO ITS OPERATIONS.

         How2.com depends upon third parties for several critical elements of its technology. How2.com has entered into material contracts with Exodus Communications, Inc. for its data center hosting, and plans to continue to enter into material contracts with other third parties, to manage, maintain and expand the computer and communications equipment and software needed for the day-to-day operations of its business.

         To assist How2.com with its technical operations, Exodus maintains How2.com's communications lines and manages the network data centers where its network data is stored. If Exodus does not perform to its requirements, How2.com would have to obtain similar services from another provider or perform these functions themselves. How2.com may not be able to successfully obtain or perform these services on a timely or cost-effective basis. Due to the third party installation of the computers, communications equipment and software needed for the day-to-day operations of its Web site, How2.com may be entirely dependent on that party to manage, maintain and provide security for this technology. Any termination or breach of these contracts could have a material adverse effect on its business.

IN ORDER TO MANAGE ITS GROWTH AND EXPANSION, HOW2.COM WILL NEED TO IMPROVE AND IMPLEMENT NEW SYSTEMS, PROCEDURES AND CONTROLS.

         Since its formation, How2.com has experienced significant expansion of its operations. Since its inception in January 1999, How2.com has expanded from one employee to more than 225 employees. Further, since inception, How2.com has expanded from operating solely from its Dallas headquarters to operating from three additional facilities located in Coppell, Texas and the metropolitan areas of Los Angeles and San Jose, California. This expansion has placed a strain upon its management systems by increasing management responsibilities, consuming more of management's time and making close coordination among its executive, finance, accounting, sales, marketing and operations organizations more complex. Other resources, such as the cash required to meet increased expenses associated with expansion, have also been strained. Its ability to compete effectively and to manage future expansion of its operations, if any, will require it to continue to improve its financial and management controls, reporting systems and procedures as well as continue to train and manage its employee work force. If How2.com is unable to manage its growth and expansion, its business will be materially adversely affected.

ADOPTION AND INTEGRATION OF ITS APPLICATIONS BY LARGE CLIENTS IS COMPLEX, TIME CONSUMING AND EXPENSIVE AND HOW2.COM MAY EXPEND RESOURCES ON DEVELOPING NEW RELATIONSHIPS THAT DO NOT MATERIALIZE.

         How2.com recruits clients to process their rebates, and their vendors' rebates in the case of retail clients, offers their extended warranties and includes their product manuals and other products as part of its online solutions. Most of the clients How2.com recruits are large companies. The adoption and integration of its solutions by large companies tends to be complex, time consuming and expensive. In many cases, its clients must change established business practices and conduct business in new ways in order to use How2.com's online solutions and associated applications. In addition, they generally consider a wide range of other issues, including the benefits, ease of use, ability to work with existing systems, functionality and reliability of How2.com's applications, before committing to use its online solutions. It frequently takes several months to complete the sale of an online solution to a client and requires approval at a number of management levels within the client's organization. These long cycles may cause delays in its sales and How2.com may spend a large amount of time and resources on potential clients who decide not to use any of its online solutions, which could materially and adversely affect its business.

IF HOW2.COM LOSES ANY OF ITS KEY PERSONNEL, INCLUDING ITS CHAIRMAN AND CHIEF EXECUTIVE OFFICER, PRESIDENT AND CHIEF OPERATING OFFICER, OR THE KEY EMPLOYEES OF ITS FINANCE, TECHNOLOGY, LEGAL, SALES AND MARKETING OPERATIONS, ITS BUSINESS MAY SUFFER.

         Since formation in January 1999, How2.com has employed many of its key personnel, including Steven B. Solomon, its Chairman and Chief Executive Officer, Kenneth R. Johnsen, its President and Chief Operating Officer, and the key employees in its finance, technology, legal, sales and marketing operations. How2.com does not have life insurance policies that would pay proceeds to it upon the death of any of its key personnel. How2.com's business could be negatively impacted if it were to lose the services of one or more of these persons.

HOW2.COM HAS NO EXPERIENCE WITH LICENSING THE USE OF ITS APPLICATIONS TO OTHER WEB SITES AND PRICING OF THESE LICENSES.

         How2.com's business plan contemplates that it will license its technology, for a fee, to businesses that want to provide its applications through their own Web sites. However, How2.com has no experience with negotiating or pricing these licenses.

         How2.com intends to sell some licenses on an annual or fixed-price basis. To do this, How2.com must estimate the amount of work involved in implementing its application on a client's Web site and the value of the application How2.com is licensing. If How2.com underestimates the amount of time or resources required to implement its applications on clients' Web sites or the value of its application, its revenues and results of operations will suffer.

         How2.com also intends to sell some licenses on a varying price basis where How2.com would receive an initial fee and share in revenues generated by the use of its applications on a client's Web site. To do this, How2.com must estimate the amount of work involved in implementing an application on a client's Web site, the value of the application and the revenues that will be generated by the use of its application on a particular client's Web site. If How2.com underestimates these amounts and revenues, its revenues and results of operations will suffer.

HOW2.COM'S APPLICATIONS MAY CONTAIN ERRORS OR DEFECTS THAT COULD RESULT IN LOST REVENUES, DELAYED OR LIMITED MARKET ACCEPTANCE OR PRODUCT LIABILITY CLAIMS.

         How2.com's applications are complex. Complex applications often contain errors or defects, particularly when first introduced or when new enhancements to those applications are introduced. Despite internal testing and testing by clients as How2.com licenses the use of its applications, its applications may contain serious defects of which How2.com is unaware.

         Since How2.com plans to license its applications to clients for critical post-purchase customer care activities, such as rebate processing and hosting product manuals, and uses the same applications themselves for clients outsourcing these activities to it, any errors, defects or other performance problems in the applications could result in damage to its clients. Injured clients could seek significant compensation for their losses from it. Even if not successful, a product liability claim brought against it would likely be time-consuming and costly. Errors or defects in How2.com's applications could also result in delayed market acceptance of its applications, diversion of its developmental resources to correcting these errors or defects and lost revenues.

HOW2.COM WRITES ITS APPLICATIONS IN THE JAVA PROGRAMMING LANGUAGE AND ITS BUSINESS COULD BE HARMED IF JAVA LOSES MARKET ACCEPTANCE OR IF HOW2.COM IS NOT ABLE TO CONTINUE USING JAVA OR JAVA RELATED TECHNOLOGIES.

         How2.com writes its applications in the Java computer programming language which was developed by Sun Microsystems. While many companies have introduced Internet-based applications based on Java, Java could fall out of favor and support by Sun Microsystems or other companies could decline. If How2.com could not continue to use Java or related Java technologies or if Java support decreased, How2.com might have to rewrite the source code for its applications to enable its products to run on other computer platforms. Changes to Java could also require it to change its products. If How2.com failed to implement or develop appropriate modifications to its applications in a timely manner, How2.com could lose revenue opportunities and its business could be harmed.

HOW2.COM'S MARKETS ARE HIGHLY COMPETITIVE.

         The rebate and fulfillment industry is highly competitive and fragmented. How2.com expects competition to persist and to intensify in the future. Its competitors include small firms offering specific promotion fulfillment applications, divisions of larger entities and large independent firms, such as Young America Corporation and Continental Promotions Group. Some companies are already engaged in various aspects of the rebate business online. A number of competitors have or may develop greater capabilities and resources than it. Similarly, additional competitors with greater resources than it may enter the online rebate and fulfillment industry. Its performance and growth could be negatively affected if its existing or potential rebate clients decide to perform their own rebate operations that are currently outsourced or use another provider. In addition, competitive pressures from current or future competitors could cause its rebate application to lose market acceptance or result in significant price erosion. This could result in a material adverse effect upon its business.

         Many of its current and potential competitors have longer operating histories and significantly greater financial, technical, marketing, production and other resources. In addition, some have significantly greater name recognition and a larger base of clients, and many have well-established relationships with its current and potential clients and have extensive knowledge of its industry. Its current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address clients' needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Competition may also increase as a result of industry consolidations. In the event a larger company acquires one or more of its competitors, How2.com would face increased competition.

         In order to remain competitive, How2.com may need to acquire additional businesses, applications, technologies, expertise, products or other resources. How2.com may not be able to identify suitable acquisition candidates or negotiate satisfactory terms for acquisitions successfully, finance the acquisitions or integrate the acquired operations into its existing business. Further, completing a potential acquisition and integrating the acquired businesses or resources will cause significant diversions of management time and resources. If How2.com consummates significant acquisitions in which the consideration consists of stock or other equity securities, your ownership could be significantly diluted. If How2.com proceeds with significant acquisitions in which the consideration includes cash, How2.com could have to use a substantial portion of its available cash to consummate these acquisitions. Acquisition financing may not be available on favorable terms, or at all. In addition, How2.com may be required to amortize significant amounts of goodwill and other intangible assets in connection with past and future acquisitions, which would adversely affect its results of operations. How2.com has no current plans, commitments or agreements with respect to any acquisitions, and How2.com may not make any acquisitions.

HOW2.COM'S BUSINESS IS VERY DEPENDENT ON ITS TECHNICAL SUPPORT AND SALES PERSONNEL.

         How2.com's future success depends on its ability to attract, hire, train and retain highly skilled personnel. In addition, How2.com will need to add a significant number of new technical support and sales personnel to develop and market its existing and new applications. Competition for qualified personnel is intense, and How2.com may fail to attract or retain these personnel, in which case its business would be negatively impacted. How2.com expects to hire approximately 66 additional technical support and sales and marketing employees by the end of 2000.

         Because labor costs are a significant portion of its costs, an increase in wages, costs of employee benefits or employment taxes could seriously harm its business. In addition, its facilities are located in areas, including Dallas, Los Angeles and Silicon Valley, with high demand for technical and other personnel and relatively low unemployment rates. It is more difficult and costly to hire qualified personnel in these areas.

HOW2.COM MAY BE SUED FOR INFORMATION RETRIEVED FROM ITS WEB SITE OR FOR PRODUCTS AND SERVICES OFFERED THROUGH ITS WEB SITE.

         How2.com may be subject to claims for negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information How2.com publishes on its Web site. While How2.com has never been subject to claims of this nature, these types of claims have been brought, sometimes successfully, against online services, as well as print publications, in the past. How2.com could also be subjected to claims based upon the content that is accessible from its Web site through links to other Web sites or through content and materials that members may post in its chat rooms or on its bulletin boards, but, to date, How2.com has not been subject to claims of this type. Its insurance, which covers commercial general liability, may not adequately protect it against these various types of claims. In addition to monetary damages, any such claims could occupy significant amounts of its management's time and attention, harm its reputation and public image and cause serious harm to its business.

         In addition, consumers may sue How2.com if any of the products or services that its clients sell through its Web site are defective, fail to perform properly or injure the user. To date, How2.com has had limited experience in the sale of products online and have not been involved in any product liability claims. However, How2.com plans to develop relationships with its clients to offer products targeted specifically at its clients' customers that are processing their rebates, purchasing extended warranties or accessing product manuals through its Web site. This strategy involves numerous risks and uncertainties. Any errors, defects or other performance problems with the products could result in financial or other damage to those purchasing products through its Web site. A product liability or other claim brought against it, even if not successful, would likely be time consuming and costly and could seriously harm its business. Liability claims could require it to spend significant time and money in litigation or to pay significant damages. As a result, any of these claims, whether or not successful, could seriously damage its reputation and its business.

IF THE PROTECTION OF HOW2.COM'S INTELLECTUAL PROPERTY IS INADEQUATE, ITS COMPETITORS MAY GAIN ACCESS TO ITS CONTENT AND TECHNOLOGY.

         How2.com depends on its ability to develop and maintain the intellectual property aspects of its content and technology. To protect its content and technology, including its rebate and product manual applications, How2.com relies primarily on a combination of contractual provisions, confidentiality procedures, trade secrets and patent, copyright and trademark laws. How2.com seeks to avoid disclosure of its trade secrets through a number of means including, but not limited to, requiring those persons with access to its intellectual property to execute confidentiality agreements and restricting access to its source codes. How2.com seeks to protect its content, applications, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. How2.com has no registered copyrights, but claim copyright protection on most of the content on its Web site. How2.com cannot assure you that any of its intellectual property with respect to its solutions will be viable or of value in the future because the validity, enforceability and type of protection of intellectual property in Internet-related industries are uncertain and still evolving.

         Despite its efforts to protect its intellectual property, unauthorized parties may attempt to copy aspects of its content and other intellectual property or to obtain and use information that How2.com regards as proprietary. Policing unauthorized use of its products is difficult, and while How2.com is unable to determine the extent to which piracy of its content or other intellectual property exists, piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect its intellectual property as well as the laws of the United States. Its means of protecting its intellectual property may not be adequate and its competitors may independently develop similar technology, duplicate its solutions or applications or design around patents issued to it or its content or other intellectual property.

HOW2.COM HAS NO REGISTERED TRADEMARKS AND MAY NOT RECEIVE ANY TRADEMARKS.

         How2.com has filed 23 trademark applications with respect to trademarks that How2.com has used or is using in connection with its business, How2.com has received no legal opinion and has not conducted full searches regarding the registrability of its marks. The trademarks that are the most significant to its business model and branding strategy, and for which How2.com has filed applications, are "How2.com", "C.A.R.E. Customer Acquisition, Retention, and Extension", "ManualsHQ" and "RebatesHQ". How2.com has not conducted extensive searches regarding the availability of any of the trademarks for which How2.com has filed applications. How2.com has received no trademark registrations to date. Any of its trademarks may be successfully challenged or may not provide it with any competitive advantages. None of its trademarks may be registrable and other parties may have priority of use of such trademarks or variants thereof. How2.com may not successfully carry out its business strategy of establishing a strong brand name for How2.com if How2.com cannot prevent others from using its trademarks. This could impair its ability to increase market share and revenues.

HOW2.COM HAS NO PATENTS, ITS PATENT APPLICATIONS MAY BE UNSUCCESSFUL AND OTHER PARTIES MAY HAVE PRIOR CLAIMS TO PATENTS ISSUED TO IT.

         Although How2.com has filed three patent applications and one provisional patent application with respect to its online rebate systems and processes, How2.com has not received any legal opinion or conducted full searches regarding the patentability of its patent applications. Its three patent applications specifically relate to its system and method of computer-aided rebate processing, its rebate processing system and method that offers selectable disbursement options and its rebate processing system and method that provides a promotions database and interface. Its provisional patent application specifically relates to its method and apparatus for a computer network system designed to facilitate rebate fulfillment and customer information gathering. How2.com has no patents, and may not receive any patents related to its online rebate applications. If How2.com receives a patent related to its rebate application either resulting from its current patent applications or future applications, How2.com may be unable to claim the filing date of, and priority from, its existing provisional patent application. Its future patents, if any, may be successfully challenged, rendering them invalid or unenforceable, or may not provide it with any competitive advantages.

         How2.com may not develop technologies that are patentable and other parties may have prior claims to those technologies. Additionally, other parties may claim to have rights to any patents issued to it, and, if proven, these parties would be able to use the patented technology or license it to others without its consent. The validity and enforceability of its future patents, if any, may also be affected by future legislative actions or judicial decisions, especially to the extent such future patents may be deemed "method of doing business" patents.

HOW2.COM MAY BE SUBJECT TO CLAIMS THAT ITS APPLICATIONS, CONTENT, OR SERVICES INFRINGE ON THE INTELLECTUAL PROPERTY OF OTHERS.

         There has been a substantial amount of litigation regarding intellectual property rights relating to the Internet. While How2.com has not been the subject of any infringement claims, it is possible that in the future third parties may claim that How2.com or its current or potential future applications, content or services infringe upon their intellectual property. How2.com expects that developers and providers of Internet-based solutions and applications will increasingly be subject to infringement claims as the number of products and competitors in this industry segment grows and products in different industry segments overlap. Any claims, made against it, with or without merit, could be time-consuming, result in costly litigation, cause delays in implementation of its services or require it to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to it, which could seriously harm its business.

HOW2.COM IS DEPENDENT ON ITS DOMAIN NAMES, AND HOW2.COM COULD SUFFER LOSSES IF ITS DOMAIN NAMES ARE NOT protected.

         How2.com currently owns and controls the Internet domain names that How2.com currently uses, "www.how2.com", "www.how2hq.com" and "rebateshq.com", as well as approximately 300 various other related names and names How2.com acquired in acquisitions of businesses and assets that How2.com does not currently use. Generally, Internet regulatory bodies regulate domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, How2.com may not acquire or maintain the "www.how2.com", "www.how2hq.com" and "rebateshq.com" domain names in all of the countries in which How2.com conduct business.

         The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, How2.com may be unable to prevent third parties from acquiring or using domain names that infringe or otherwise decrease the value of its trademarks and other intellectual property.

CAPACITY CONSTRAINTS AND SYSTEM FAILURES COULD HARM HOW2.COM'S BUSINESS.

         While How2.com has not experienced capacity constraint or system failure problems in the past, if How2.com cannot expand its systems in the future to cope with any increased demand, or its technology systems fail to perform properly, How2.com could experience:

    o    unanticipated disruptions in service;
    o    slower response times;
    o    decreased client service and satisfaction;
    o    decreased customer service and satisfaction; or
    o    delays in the introduction of new products and services.

         Any of these factors could impair its reputation, damage the How2.com brand and materially and adversely affect its business.

         How2.com's ability to provide high quality client and consumer service depends on the efficient, uninterrupted operation of its computer and communications hardware systems. While How2.com has not had any computer or communications hardware systems related interruptions in the past, its Web site may experience periodic system interruptions from time to time. Its systems and operations are also vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, acts of vandalism and similar events. While How2.com plans to establish redundant servers and a mirror site to provide limited service during system disruptions, How2.com does not currently have fully redundant systems, a formal disaster recovery plan, alternative providers of hosting services or a mirror site.

         How2.com's business is highly dependent on its computer and telephone equipment and software systems. While How2.com maintains backup systems, the temporary or permanent loss of any of this equipment or these systems, through casualty loss due to events such as fire, flood, earthquake or tornado, or operating malfunction, could seriously harm its business. While How2.com has property and business interruption insurance, its insurance may not adequately compensate it for all losses.

HOW2.COM'S MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND TO COMPETE HOW2.COM MUST CONTINUALLY ENHANCE ITS SYSTEM AND APPLICATIONS TO COMPLY WITH EVOLVING STANDARDS.

         To remain competitive, How2.com must continue to enhance and improve the responsiveness, functionality and features of its applications. If How2.com is unable to adapt to changing market conditions, client requirements or emerging industry standards, its business could be adversely affected. The Internet is characterized by rapid technologic change, changes in user requirements and preferences, frequent new product and service introductions embodying new technologies and emergence of new industry standards and practices that could render its technology and applications obsolete. To succeed, How2.com must internally develop and license leading technologies to enhance its existing solutions and applications and develop new applications. How2.com must continue to address the increasingly sophisticated and varied needs of its clients and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of proprietary technology involves significant technical and business risks. How2.com may fail to develop new technologies effectively or to adapt its proprietary technology and systems to client requirements or emerging industry standards.

HOW2.COM MUST EXPAND EXISTING TECHNOLOGY SYSTEMS AND DEVELOP AND IMPLEMENT NEW TECHNOLOGY SYSTEMS AS HOW2.COM INTRODUCES NEW AND ENHANCED SOLUTIONS AND APPLICATIONS AND AS DEMAND FOR ITS SOLUTIONS AND APPLICATIONS INCREASES.

         As How2.com introduces new and enhanced solutions and applications, How2.com will need to develop and implement new technology systems. How2.com uses internally developed and third party systems to operate its Web site, including transaction processing and order management systems designed to be scalable. How2.com does not know whether How2.com will be able to accurately project the rate or timing of any increases in demand to allow it to upgrade its systems and infrastructure in a timely manner to accommodate these increases. Significant outages, delays and other difficulties due to its failure to expand existing technology systems or develop and implement new technology systems could cause its clients and their customers that use its online applications to perceive its applications as not functioning properly and, therefore, cause them to use other online solutions.

HOW2.COM DEPENDS ON INCREASING USE OF THE INTERNET. IF THE USE OF THE INTERNET DOES NOT GROW AS ANTICIPATED, ITS BUSINESS WILL BE MATERIALLY ADVERSELY AFFECTED.

         How2.com's Internet-based solutions depend on the increased acceptance and use of the Internet as a medium of commerce. Rapid growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use of the Internet may not develop at projected rates and a sufficiently broad base of users may not adopt the Internet as a medium of conducting commerce. If the Internet is not broadly adopted as quickly as How2.com anticipates, potential and existing clients may not choose to use its solutions.

INCREASED GOVERNMENT REGULATION COULD LIMIT THE MARKET FOR, OR IMPOSE SALES AND OTHER TAXES ON THE SALE OF PRODUCTS AND SERVICES PURCHASED THROUGH HOW2.COM'S WEB SITE.

         As Internet commerce evolves, How2.com expects that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. It is possible that legislation could expose companies involved in e-commerce to liability, which could limit the growth of e-commerce. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communication and commercial medium. If enacted, these laws, rules or regulations could limit the market for its solutions.

         How2.com does not collect sales or similar taxes for goods and services purchased through its Web site. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies like it that engage in or facilitate e-commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services over the Internet. These proposals, if adopted, could substantially impair the growth of e-commerce and could adversely affect its opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that How2.com should collect sales or other taxes on the exchange of goods and services through its Web site could seriously harm its business.

CONCERNS REGARDING THE SECURITY OF TRANSMISSION OF CONFIDENTIAL INFORMATION OVER THE INTERNET MAY REDUCE CONSUMER CONFIDENCE IN HOW2.COM'S ONLINE SOLUTIONS AND NEGATIVELY IMPACT ITS BUSINESS.

         The secure transmission of confidential information over the Internet is essential to maintaining consumer and client confidence in How2.com's online solutions. The secure transmission of confidential information over the Internet is essential in maintaining consumer and supplier confidence in its online solutions. While How2.com has not had security breaches of its system in the past, substantial or ongoing security breaches of its system or other Internet-based systems could significantly harm its business. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by it to protect client and customer transaction data.

         A party that is able to circumvent its security systems could steal proprietary information or cause interruptions in How2.com's operations. Security breaches also could damage its reputation and expose it to a risk of loss or litigation and possible liability. Its insurance policies carry low coverage limits, which may not be adequate to reimburse it for losses caused by security breaches. While How2.com attempt to protect against and remedy security breaches, How2.com cannot guarantee that its security measures will prevent security breaches.

         How2.com also faces risks associated with security breaches affecting others conducting business over the Internet. Any publicized security problems relating to third parties could heighten concern regarding security and privacy on the Internet, inhibit the growth of the Internet and, therefore, its Internet solutions.

HOW2.COM IS HEAVILY DEPENDENT ON TELEPHONE, POSTAL AND DELIVERY SERVICES.

         How2.com materially relies on services provided by various local and long distance telephone companies in connection with its rebate solution. A significant increase in the cost of telephone services that How2.com cannot recover through an increase in the pricing of its solutions, or any significant interruption in telephone services, could have a material adverse effect on its business.

         Its business is also materially dependent on the United States Postal Service and, to a lesser degree, on private delivery companies. Postal and delivery service rate increases affect the cost of its mailings and shipments to consumers. Any increase in postal and other delivery service rates, including the elimination of existing discounts, could have a material adverse effect on its business.

HOW2.COM AND OUR COMPANY, CT HOLDINGS, COULD FACE POTENTIAL CONFLICTS OF INTERESTS RELATING TO EACH OTHER.

    o Because of How2.com's relationship with us, and because we owned 45.2% of its common stock at December 31, 1999, and because of our interlocking directors, officers and stockholders, who collectively owned 20.7% of How2.com's common stock as of December 31, 1999, How2.com and we are likely to face potential conflicts of interest relating to each other.

    o Executives, employees and consultants associated with us assisted in the development of How2.com's business model. Steven B. Solomon, our CEO and President, is the founder, Chairman and CEO of of How2.com. In addition, Lawrence Lacerte, Victor K. Kiam II, and Steven B. Solomon serve as directors of both How2.com and us.

    o Some of How2.com's executive officers, key employees and directors also beneficially own, or hold options or warrants to purchase, approximately 33.0% of our outstanding common stock as of December 31, 1999. Steven B. Solomon owned approximately 13.0% of our common stock as of December 31, 1999.

    o Accordingly, conflicts of interest may arise from time to time between How2.com and us, particularly with respect to the pursuit of overlapping business opportunities. How2.com has not adopted any formal plan or arrangement to address these potential conflicts of interest and intends to review related-party transactions with CT Holdings on a case-by-case basis.

    o Because How2.com has interlocking directors and officers with us, there may be inherent conflicts of interest for these directors and officers related to transactions between How2.com and us. Directors may be required to abstain from voting with respect to matters involving both us and How2.com. How2.com may lose valuable management input from the directors and officers who have conflicts.

IN THE EVENT OF THE COMPLETION OF HOW2.COM'S INITIAL PUBLIC OFFERING, HOW2.COM'S STOCK PRICE IS LIKELY TO BE VERY VOLATILE.

    o Currently, How2.com's common stock can not be bought or sold publicly. Although it is anticipated that the initial public offering price will be determined based on several factors, the market price after the offering may vary significantly from the initial offering price. The market price of How2.com's common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors which are beyond its control. A decline in How2.com's stock price will adversely affect our stock price.

    o Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations, could adversely affect the market price of How2.com's common stock.

    o The market prices for stocks of Internet-related and technology companies, particularly following an initial public offering, frequently increase to levels that bear no relationship to the operating performance of these companies. Those market prices generally are not sustainable and are subject to wide variations. If How2.com's common stock trades at levels significantly above its initial public offering price, its common stock likely will experience a material decline.

    o Sales of a substantial number of shares of How2.com's common stock in the public market after its initial public offering could depress the market price of the How2.com common stock and could impair How2.com's ability to raise capital through the sale of additional equity securities.

RISKS RELATED TO OUR CITADEL TECHNOLOGY BUSINESS

OUR INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE AND WE WILL NEED TO ADAPT OUR DEVELOPMENT TO THESE CHANGES.

         We participate in a highly dynamic industry characterized by rapid change and uncertainty relating to new and emerging technologies and markets. The recent trend toward server-based applications in networks and applications distributed over the Internet could have a material adverse affect on sales of our products. Future technology or market changes may cause some of our products to become obsolete more quickly than expected.

THE MARKET FOR OUR PRODUCTS IS INTENSELY COMPETITIVE AND WE EXPECT THAT COMPETITION WILL CONTINUE AND MAY INCREASE.

         The market in which we compete is influenced by the strategic direction of major microcomputer hardware manufacturers and operating system providers. Our competitiveness depends on our ability to enhance existing products and to offer successful new products on a timely basis. We have limited resources and must restrict product development efforts to a relatively small number of projects.

INTRODUCTION OF NEW OPERATING SYSTEMS MAY CAUSE SIGNIFICANT FLUCTUATIONS IN OUR FINANCIAL RESULTS AND STOCK PRICE.

         If we are unable to successfully and timely develop products that operate under existing or new operating systems, or if pending or actual releases of the new operating systems delay the purchase of our products, our future net revenues and operating results could be materially adversely affected. Additionally, as hardware vendors incorporate additional server-based network management and security tools into network operating systems, the demand may decrease for some of our products, including those currently under development.

THE TREND TOWARD CONSOLIDATION IN OUR INDUSTRY MAY IMPEDE OUR ABILITY TO COMPETE EFFECTIVELY.

         As consolidation in the software industry continues, fewer companies dominate particular markets, changing the nature of the market and potentially providing consumers with fewer choices. Also, many of these companies offer a broader range of products than us, ranging from desktop to enterprise solutions. We may not be able to compete effectively against these competitors. Furthermore, we may use strategic acquisitions, as necessary, to acquire technology, people and products for our overall product strategy. We have completed a number of acquisitions and dispositions of technologies, companies and products and may acquire and dispose of other technologies, companies and products in the future. The trend toward consolidation in our industry may result in increased competition in acquiring these technologies, people or products, resulting in increased acquisition costs or the inability to acquire the desired technologies, people or products. Any of these changes may have a significant adverse effect on our future revenues and operating results.

WE MUST EFFECTIVELY ADAPT TO CHANGES IN THE DYNAMIC TECHNOLOGICAL ENVIRONMENT OF THE INTERNET IN A TIMELY MANNER.

         Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of use, accessibility, quality of service or potential tax or other government regulation, remain unresolved and may affect the use of the Internet as a medium to distribute or support our software products and the functionality of some of our products. If we are unsuccessful in timely assimilating changes in the Internet environment into our business operations and product development efforts, our future net revenues and operating results could be adversely affected.

WE FACE INTENSE PRICE-BASED COMPETITION FOR SALES OF OUR PRODUCTS.

         Price competition is often intense in the software market, especially for utility and security products. Many of our competitors have significantly reduced the price of their products. Price competition may continue to increase and become even more significant in the future, resulting in reduced profit margins.

THE TRANSITION TO INTEGRATED SUITES OF UTILITIES MAY RESULT IN REDUCED REVENUES.

         We and our competitors now provide integrated suites of utility products. The price of integrated utility suites is significantly less than the aggregate price of stand-alone products that are included in these utility suites when sold separately. As a result of the shift to integrated utility suites, price competition is intense and we have experienced cannibalization of our stand-alone products that are included within the suite. As a result, there may be a negative impact on our revenues and operating income from selling integrated utility suites rather than individual products, as the lower price of integrated utility suites may not be offset by increases in the total volume of utility suites sold. Additionally, our products may not compete effectively with competitors' products or integrated utility suites introduced in the future.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

         We have been subject to substantial fluctuations in quarterly net revenues, and these fluctuations may occur in the future. Fluctuations may be caused by a number of factors, including:

    o the timing of announcements and releases of new or enhanced versions of our products and product upgrades;

    o the introduction of competitive products by existing or new competitors;

    o    reduced demand for any given product;

    o seasonality in the end-of-period buying patterns of foreign and domestic software markets; and

    o    the market's transition between operating systems.


         Due to the aforementioned factors, forecasts may not be achieved, either because expected sales do not occur or because they occur at lower prices or on terms that are less favorable to us. In addition, these factors increase the chances that our results could diverge from the expectations of investors and analysts.

WE MAY BE UNSUCCESSFUL IN UTILIZING NEW DISTRIBUTION CHANNELS.

         We currently offer products over the Internet. We may not be able to effectively adapt our existing, or adopt new, methods of distributing our software products utilizing the rapidly evolving Internet and related technologies. The adoption of new channels may adversely impact existing channels and/or product pricing, which may reduce our future revenues and profitability.

PRODUCT RETURNS MAY AFFECT OUR NET REVENUES.

         Product returns can occur when we introduce upgrades and new versions of products or when distributors or retailers have excess inventories. Our return policy allows distributors, subject to various limitations, to return purchased products in exchange for new products or for credit towards future purchases. End users may return our products through dealers and distributors within a reasonable period from the date of purchase for a full refund. In addition, retailers may return older versions of our products. We estimate and maintain reserves for product returns. However, future returns could exceed the reserves we have established, which could have a material adverse affect on our operating results.

OUR INCREASED SALES OF SITE LICENSES MAY INCREASE FLUCTUATIONS IN OUR FINANCIAL RESULTS AND COULD AFFECT OUR BUSINESS.

         We sell corporate site licenses through the distribution channel and through corporate resellers. We are increasingly emphasizing sales to corporations and small businesses through volume licensing agreements. These licensing arrangements tend to involve a longer sales cycle than sales through other distribution channels, require greater investment of resources in establishing the enterprise relationship and can sometimes result in lower operating margins. The timing of the execution of volume licenses, or their non-renewal or renegotiation by large customers, could cause our results of operations to vary significantly from quarter to quarter and could have a material adverse impact on our results of operations. In addition, if the corporate marketplace grows and becomes a larger component of the overall marketplace, we may not be successful in expanding our corporate segment to take advantage of this growth.

WE DEPEND ON DISTRIBUTION BY VALUE ADDED RESELLERS AND INDEPENDENT SOFTWARE VENDORS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

         We distribute some of our products through value added resellers and independent software vendors under arrangements through which our products are included with these resellers' and vendors' hardware and software products prior to sale by them through retail channels. If we are unsuccessful in maintaining our current relationships and securing license agreements with additional value added resellers and independent software vendors, or if these resellers and vendors are unsuccessful in selling their products, our future net revenues and operating results may be adversely affected.

THE RESULTS OF OUR RESEARCH AND DEVELOPMENT EFFORTS ARE UNCERTAIN.

         We believe that we will need to make significant research and development expenditures to remain competitive. While we perform extensive usability and beta testing of new products, the products we are currently developing or may develop in the future may not be technologically successful. If they are not technologically successful, our resulting products may not achieve market acceptance and our products may not compete effectively with products of our competitors currently in the market or introduced in the future.


THE LENGTH OF THE PRODUCT DEVELOPMENT CYCLE IS DIFFICULT TO PREDICT.

         The length of our product development cycle has generally been greater than we originally expected. We are likely to experience delays in future product development. These delays could have a material adverse affect on the amount and timing of future revenues.

WE MUST MANAGE AND RESTRUCTURE OUR OPERATIONS EFFECTIVELY.

         We continually evaluate our product and corporate strategy. We have in the past undertaken and will in the future undertake organizational changes and/or product and marketing strategy modifications. These organizational changes increase the risk that objectives will not be met due to the allocation of valuable limited resources to implement changes. Further, due to the uncertain nature of any of these undertakings, these efforts may not be successful and we may not realize any benefit from these efforts.

WE MUST ATTRACT AND RETAIN PERSONNEL WHILE COMPETITION FOR PERSONNEL IN OUR INDUSTRY IS INTENSE.

         We believe that our future success will depend in part on our ability to recruit and retain highly skilled management, marketing and technical personnel. Competition in recruiting personnel in the software industry is intense. To accomplish this, we believe that we must provide personnel with a competitive compensation package, including stock options, which requires ongoing stockholder approval.

WE RELY ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

         We regard our software as proprietary and underlying technology as proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and copyright, patent, trademark and trade secret laws. However, we do not employ technology to prevent copying of our products. Third parties may copy aspects of our products or otherwise obtain and use our proprietary information without authorization or develop similar technology independently. We do not have any patents or statutory copyrights on any of our proprietary technology which we believe to be material to our future success, although How2.com has filed a provisional patent application with respect to some of its business applications and intellectual property rights. In selling our products, we rely primarily on "shrink wrap" licenses that are not signed by licensees, and, therefore, such licenses may be unenforceable under the laws of some jurisdictions. In addition, existing copyright laws afford limited practical protection. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the United States. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology substantially equivalent or superseding proprietary technology. Furthermore, there can be no assurance that any confidentiality agreements between us and our employees will provide meaningful protection of our proprietary information, in the event of any unauthorized use or disclosure thereof. Any legal action that we may bring to protect proprietary information could be expensive and may distract management from day-to-day operations.

WE ARE INVOLVED IN LITIGATION THAT COULD, AND FUTURE CLAIMS AGAINST US MAY, AFFECT OUR FINANCIAL RESULTS

         From time to time, we may be subject to claims that we have infringed the intellectual property rights of others, that our products are not Year 2000 compliant or other product liability claims, or other claims incidental to our business. We are involved in a number of judicial and administrative proceedings incidental to our business. We intend to defend and/or pursue all claims against us. We may suffer an unfavorable outcome as a result of one or more claims. We do not expect the final resolution of these claims to have a material adverse effect on our financial position, individually or in the aggregate. However, depending on the amount and timing of unfavorable resolutions of claims against us, or the costs of settlement or litigation, our future results of operations or cash flows could be materially adversely affected in a particular period.

YEAR 2000 - PRODUCT LIABILITY LITIGATION

         We believe the software products that we currently develop and actively market are Year 2000 compliant for significantly all functionality. However, these products could contain errors or defects related to the Year 2000.


In addition, earlier versions of our products, those that are not the most currently released or are not currently being developed, may not be Year 2000 compliant. We have sold some of our older products, which are not being actively developed and updated. These older products are also not necessarily Year 2000 compliant and are no longer sold by us.

SOFTWARE DEFECTS AND PRODUCT LIABILITY

         Software products frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. For example, in the past, our anti-virus software products have incorrectly detected viruses that do not exist. We have not experienced any material adverse effects resulting from any of these defects or errors to date and we test our products prior to release. Nonetheless, defects and errors could be found in current versions of our products, future upgrades to current products or newly developed and released products. Software defects could result in delays in market acceptance or unexpected reprogramming costs, which could materially adversely affect our operating results. Most of our license agreements with customers contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that these provisions limiting our liability may not be valid as a result of federal, state, local or foreign laws or ordinances or unfavorable judicial decisions. A successful product liability claim could have a material adverse affect on our business, operating results and financial condition.

OUR SOFTWARE PRODUCTS AND WEB SITE MAY BE SUBJECT TO INTENTIONAL DISRUPTION.

         While we have not been the target of software viruses specifically designed to impede the performance of our products, such viruses could be created and deployed against our products in the future. Similarly, experienced computer programmers, or hackers, may attempt to penetrate our network security or the security of our Web site from time to time. A hacker who penetrates our network or Web site could misappropriate proprietary information or cause interruptions of our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by virus creators and hackers.

WE HAVE EXPERIENCED REDUCED DEMAND FOR OUR PRODUCTS DUE TO CHANGES IN CUSTOMER BEHAVIOR RESULTING FROM YEAR 2000 PREPARATION.

         With the emerging requirements of Year 2000 compliance and functionality, many enterprise customers used their Information Technology budgets in 1999 to focus on Year 2000 issues. In addition, some of our customer's Information Technology organizations were unwilling to deploy new software until after the Year 2000 in order to reduce the complexity of any changes in their systems required by any actual Year 2000 failures. We believe that these factors reduced sales of our products and had an adverse affect on revenues. In addition, we have experienced and may continue to experience significantly reduced revenues from our product sales as demand may significantly decline and could adversely affect our future operating results.

WE MAY EXPERIENCE DISRUPTION OF OUR INTERNAL SYSTEMS AS A RESULT OF THE YEAR
2000.

         Many currently installed computer systems and software products include coding to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

         We have conducted Year 2000 compliance reviews for our internal systems. The review is comprised of four phases: (i) assessment of all of our systems and technology; (ii) remediation; (iii) implementation and testing of modifications to or replacements of existing systems and technology; and (iv) contingency planning.

         Failures of our internal software and hardware systems containing all the necessary software routines and programs for the accurate calculation, display, storage and manipulation of data involving dates would seriously harm our business, operating results and financial condition. We are also vulnerable to our key partners' and suppliers' potential failure to remediate their own Year 2000 issues.

         We believe the software and hardware we use internally complies with Year 2000 requirements. However, serious, unanticipated negative consequences, including material costs caused by undetected errors or defects in the technology used in our internal systems may occur. The occurrence of any of the foregoing could seriously harm our business, operating results or financial condition.

         We have funded our Year 2000 compliance review from operating cash flows and have not separately accounted for these costs in the past. To date we have not incurred material costs in addressing Year 2000 issues. However, there can be no assurances that the actual costs of implementing our Year 2000 plan will exceed our estimates or that our business will not be materially adversely affected by Year 2000 issues.

WE MAY NEED ADDITIONAL FINANCING.

         We currently fund our Citadel Technology product development and sales and marketing activities through existing cash reserves and cash from operations and issuances of securities. In the event that cash from operations and other available funds prove to be insufficient to fund our Citadel Technology anticipated operations, we will be required to seek additional financing. There can be no assurance that, if additional financing is required, it will be available on acceptable terms, or at all. Additional financing may involve substantial dilution to the interests of our then-current shareholders.

ADDITIONAL RISKS RELATING TO THE OFFERING

WE HAVE BROAD DISCRETION REGARDING THE USE OF PROCEEDS, IF ANY, FROM THE EXERCISE OF THE WARRANTS UNDERLYING SOME OF THE SHARES OFFERED HEREBY.

         We currently intend to use any proceeds of the exercise of the currently outstanding warrants underlying the shares of common stock in this offering for working capital and general corporate purposes. There can be no assurances that any of the holders of the warrants will choose to exercise their warrants, and there can therefore be no assurances that we will receive any proceeds from the exercise of such warrants. In the event the holders of warrants do exercise the warrants, we will have broad discretion with respect to the expenditure of the proceeds of any such exercises. See "Use of Proceeds."

OUR MANAGEMENT AND AFFILIATED STOCKHOLDERS OWN A LARGE PERCENTAGE OF SHARES OF OUR COMMON STOCK AND ARE IN A POSITION TO SIGNIFICANTLY INFLUENCE THE OUTCOME OF SOME CORPORATE ACTIONS.

         Prior to this offering, our present directors, executive officers and affiliated stockholders, in the aggregate, beneficially owned approximately 28.0% of our outstanding common stock. Upon consummation of this offering and assuming exercise of the warrants in full and the sale of all of the shares of common stock covered by this prospectus, our present directors, executive officers and affiliated stockholders will, in the aggregate, beneficially own approximately 27.6% of our outstanding common stock. These stockholders, acting together, may have the ability to significantly influence the election of our directors and most other stockholders actions and, as a result, direct our affairs and business. Such concentration may have the effect of delaying or preventing a change of control of us. See "Principal Stockholders."

WE HAVE NOT PAID CASH DIVIDENDS IN THE PAST AND MAY NOT PAY DIVIDENDS IN THE FUTURE.

         It is our current policy that we will retain earnings, if any, for continued expansion of our operations and other corporate purposes and that we will not pay any cash dividends on our common stock in the foreseeable future.

THE ISSUANCE OF PREFERRED STOCK AND ANTI-TAKEOVER PROVISIONS MAY DELAY OR PREVENT A CHANGE IN CONTROL.

         Our Board of Directors has the authority to issue shares of preferred stock and to determine the price, rights, preferences, qualifications, limitations and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of delaying or preventing a change of control. Further, Section 203 of the General Corporation Law of Delaware prohibits us from engaging in some business combinations with interested stockholders. These provisions may have the effect of delaying or preventing a change if control of us without action by the stockholders, and therefore could adversely affect the price of the common stock and, to the extent tender offers for shares of our common stock are discouraged or prevented by these provisions, may reduce the likelihood that investors could receive a premium for their shares of common stock. See "Description of Capital Stock."

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders under this prospectus. If all currently outstanding warrants to purchase the shares of common stock offered in this offering were exercised, CT Holdings would receive aggregate gross proceeds of approximately $364,650.

         The net proceeds that we receive from the exercise of warrants will be used for working capital and general corporate purposes. We may also use all or a portion of the net proceeds for the acquisition of businesses, products and technologies that are complementary to our own, or otherwise to enter into strategic alliances. While we from time to time have engaged, and expect to continue to engage, in preliminary discussions with other business entities with regard to the possibility of such acquisitions or strategic alliances, as of the date hereof no such discussions have resulted in any pending definitive acquisition or strategic alliance agreements. No assurances can be given that we will be able to reach a definitive agreement on or consummate any related transaction. Pending any uses, we intend to invest the net proceeds from the warrant exercises in short-term, interest bearing securities or accounts.

         The foregoing represents our current best estimate of our use of the net proceeds derived from the exercise of the warrants to purchase the shares of common stock offered hereby, if any, based upon our present plans, the state of our business operations and current conditions in the industries in which we operate. We reserve the right to change the use of the net proceeds if unanticipated developments in our business, business opportunities, or changes in economic, regulatory or competitive conditions, make shifts in the allocations of proceeds necessary or desirable.

                              SELLING STOCKHOLDERS

         This prospectus relates to the offer and sale by the following selling stockholders of the indicated number of shares that are issuable pursuant to warrants held by these selling stockholders. We are not aware that any of these selling stockholders has any plan, arrangement, understanding, agreement, commitment or intention to sell their securities. See "Plan of Distribution." None of the following shareholders has held any position or office within CT Holdings, nor has had any other material relationship with us in the past three years, other than in connection with the transactions pursuant to which the selling stockholders acquired the warrants. The following table sets forth some information about the selling stockholders for whom we are registering shares of common stock for resale to the public. The information in the table assumes no sales are effected by the selling stockholders other than pursuant to this registration statement, and that all shares of common stock being registered pursuant to this registration statement are sold.


                                                      NUMBER
                                                        OF           NUMBER OF
                                                      SHARES          SHARES          NUMBER OF            PERCENT
                                                       OWNED           BEING           SHARES            BENEFICIALLY
     NAME                                            PRIOR TO       REGISTERED       OWNED AFTER         OWNED AFTER
     ----                                            OFFERING       FOR RESALE        OFFERING             OFFERING
                                                    -----------    -------------    ------------        -------------
     David Gerstenhaber                                 84,375           84,375            0                   0
     Stuart and Paula Graff                            168,904          168,904            0                   0
     Duck Partners, L.P.(1)                            168,904          168,904            0                   0
     Jack Nagel                                         42,226           42,226            0                   0
     Michael Ferguson                                  233,000          233,000            0                   0
     Wayne Pence, Jr.                                   28,125           28,125            0                   0
     Peter Weih                                         56,250           56,250            0                   0
     John Winter Smith                                   5,000            5,000            0                   0
                                                    ----------     ------------     --------            --------
        TOTAL                                          786,784          786,784            0                   0
                                                    ==========     ============     ========            ========

------------

         (1) The general partner of Duck Partners, L.P. is J. Mitchell Hull, who holds voting and dispositive power with respect to the indicated shares.

         Of the shares of common stock covered by this prospectus, 197,029 have been issued pursuant to the exercise of the related warrants and 589,755 have not yet been issued and the related warrants remain outstanding.

         In connection with the issuance of the warrants to some selling stockholders, we agreed to file and use our best efforts to cause to be declared effective the registration statement of which this prospectus is a part. We have also agreed to use our best efforts to keep the registration statement effective until the earliest of:

         o        February 28, 2001, or

         o        such time as all of the shares have been sold, or

         o        such date as all of the shares may be sold under Rule 144.

         We have agreed to indemnify the selling stockholders against some expenses, claims, losses, damages and liabilities (or action in respect thereof). We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, blue sky expenses, printing expenses, accounting fees, administrative expenses and our own counsel fees.

                              PLAN OF DISTRIBUTION

         The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. As used in this prospectus, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby in the over-the-counter market, the Nasdaq Stock Market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices, shares may be sold by one or more of the following means of distribution:

         o Block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         o Purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

         o Over-the-counter or Nasdaq Stock Market distributions in accordance with the rules of the Nasdaq Stock Market;

         o Ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         o        Privately negotiated transactions.

         To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of such shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealer or other financial institutions. In connection with such transactions, broker-dealer or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell our common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of such pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any such shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

         In effecting sales, brokers, dealers or agents engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         In order to comply with the securities laws of some states, if applicable, the shares being offered hereby must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

         We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against some liabilities, including liabilities arising under the Securities Act.

         At the time a particular offer of shares is made, if required, a prospectus supplement will be filed and distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a prospectus supplement will be filed and distributed.

         We will pay all the expenses related to the registration of the shares offered by this prospectus, except for any underwriting, brokerage or related fees, discounts, commissions or the fees or expenses of counsel or advisors to the selling stockholders.

                MARKET PRICES OF COMMON STOCK AND DIVIDEND POLICY

         Our common stock is currently traded on the Nasdaq SmallCap Market under the symbol CITN. Until February 29, 2000, our common stock was traded on the OTC Bulletin Board under the symbol CITN. The following table sets forth, for the periods indicated, the high and low bid and ask prices for the common stock as reported on the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The common stock was traded under the symbol NOFF from May 4, 1996 to March 26, 1998.



FISCAL YEAR                         BID                             ASK
                             -------------------             ----------------
         QUARTER             HIGH            LOW             HIGH         LOW
         -------             ----            ---             -----        ---
1999
         1st Quarter         1.94            .35             1.97         .35
         2nd Quarter         2.20            .80             2.25         .85
         3rd Quarter         1.05            .40             1.09         .47
         4th Quarter         4.09            .65             4.12         .68
2000
         1st Quarter         3.62           1.94             3.65        2.00
         2nd Quarter         2.97           1.38             2.75        1.38
         3rd Quarter         3.09           1.81             3.19        1.25
         4th Quarter         7.13           4.22             7.13        4.25

         On April 25, 2000, the last reported sale price for our common stock on the Nasdaq SmallCap Market was $2.56 per share. On December 30, 1999, we had 986 stockholders of record of our common stock.

         Holders of our common stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. We have never paid cash dividends on our common stock, and management intends, for the immediate future, to retain any earnings for the operation and expansion of our business. Any future determination regarding the payment of dividends will depend upon results of operations, capital requirements, our financial condition and such other factors that our Board of Directors may consider.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with our consolidated financial statements and notes found elsewhere in this prospectus.

OVERVIEW

         CT Holdings, Inc. is an incubator of business-to-business (B2B) Internet companies that provides early stage business-to-business ventures with a single source of management capital, as well as consulting on operations, marketing and strategic planning. Our B2B incubator model is designed to enable the start up companies with whom we partner to become online market leaders in their industries. We began our Internet activities in 1999 with the formation of How2.com, which provides online post-purchase customer care solutions. How2.com's comprehensive suite of outsourced post-purchase customer care solutions includes manufacturer rebate processing, extended warranties, product information, customer data asset management and other services that are marketed across multiple industry lines.

         In addition to our B2B incubation business, we continue to operate our "Citadel Technology" security software line, which is focused on developing and marketing security and administration software products for both computer networks and desktop personal computers. Our integrated, easy-to-use software products enable network administrators to control access to network resources, automate routine network maintenance tasks, and automatically shutdown and restart servers and desktop PCs in the event of a network crash. These software products also enable individual PC users to control access to their desktops, secure files, and index and retrieve files stored in a variety of storage media. Our Citadel Technology software products are designed to reduce the direct and indirect costs of computer network operations, protect proprietary networks and information, and otherwise improve overall office productivity. Our core focus will be on our B2B incubation services, and we are currently analyzing various strategic alternatives for our Citadel Technology security software business, including new strategic alliances with third parties, new applications of the technology, new third party licensing or joint venture arrangements or the sale of the business line. As a result, management believes that the results of operations for our Citadel Technology security software business will be adversely affected in the future.

         In December 1999, we changed our corporate name to CT Holdings, Inc. We believe that our new name is more descriptive of our focus on incubation of emerging B2B ventures and our current substantial investment in How2.com. We believe that any goodwill associated with our former legal name will be preserved due to the continued use of the name "Citadel Technology" to identify our software business. Following the inadvertent failure of our outside consultants to file a return with the Delaware franchise tax authority in November 1999 another entity obtained the name Citadel Technology, Inc. in Delaware. When we filed reinstatement materials in Delaware, we adopted our new name CT Holdings, Inc. pursuant to statutory procedures.

         In February 2000, CT Holdings settled a lawsuit filed by Argos Capital I, LP, by the issuance of 400,000 shares of common stock in exchange for the plaintiffs' relinquishment of rights under a $140,000 promissory note and 438,750 stock purchase warrants at $.59 per share. The settlement results in an immaterial gain to CT Holdings.

OVERVIEW OF HOW2.COM SUBSIDIARY

         In January 1999, we announced that we had formed a subsidiary, How2.com, Inc. ("How2.com"), to implement our Internet and e-commerce strategies. How2.com provides online post-purchase customer care solutions. How2.com's comprehensive suite of outsourced solutions includes manufacturer rebate processing, extended warranties, product information, customer data asset management and other services that are marketed across multiple industry lines. How2.com's approximately 130 clients include retailers, manufacturers and service providers. How2.com recently entered into a multi-year contract with GE Warranty, a leading national warranty provider, to provide an online sales channel for their extended warranties.

         How2.com has completed several acquisitions since its inception. In March 1999, How2.com acquired 2-Lane Media, Inc., an award-winning interactive/multimedia communications firm. The principal asset acquired in this transaction was the technical expertise of the 2-Lane personnel, who, prior to the acquisition, offered Web site and e-commerce design services for a diverse client roster. In May 1999, How2.com completed its acquisition of FCI Services, Inc., Forward Communications, Inc. and Forward Freight, Inc. (collectively, "Forward"), a product rebate and promotional fulfillment operation that offered its clients solutions for designing, implementing and fulfilling merchandise and consumer rebate programs. In addition to processing rebates, Forward handled fulfillment assignments for e-commerce, high technology and other companies. In August 1999, How2.com completed its acquisition of some of the assets of Broadcast Production Group, Inc. used in multimedia production and content conversion (to convert traditional media formats into web-enabled content). In addition, in connection with the acquisition, How2.com retained certain members of Broadcast Production Group's management team as employees of How2.com. In connection with How2.com's acquisition of 2-Lane, we agreed to convert the How2.com shares of common stock issued in connection with the merger into up to 500,000 of our shares at the option of the 2-Lane shareholders. In addition, pursuant to the terms of the subscription agreements between How2.com and some of its stockholders, we may be required to issue up to 414,000 shares of our common stock to such stockholders based upon a conversion price of $3.75 per share. These provisions could have the effect of diluting our stockholders if the market price of our common stock is above the effective conversion prices at the time of conversion.

         At December 31, 1999, we owned 20,000,000 shares of the common stock of How2.com, representing 45.2% of the outstanding common stock of How2.com. As a result, we account for our ownership interest in How2.com using the equity method of accounting. Since its inception, How2.com has incurred net losses and now has a substantial accumulated deficit, which have had an impact upon and are reflected in our financial statements. For example, for the nine months ended November 30, 1999, we recorded an "equity in loss of unconsolidated affiliate" of $11,253,865. We understand that How2.com expects to incur net losses for at least the next 12 months, so we expect that we will continue to record significant losses relating to our How2.com subsidiary as it continues to develop its business services.

         How2.com filed a registration statement with the Securities and Exchange Commission relating to an initial public offering of shares of its common stock in October 1999. On March 20, 2000, How2.com announced its receipt of $36.5 million in private equity financing from four investors led by TH Lee Putnam Internet Partners. The co-investors were Dain Rauscher Wessels Investors, Watershed Capital and Seaboard Ventures. After giving effect to the private equity financing, we owned approximately 38.8% interest in How2.com. Prior to the time of the completion of the private equity financing, How2.com applied to withdraw its previously filed registration statement. How2.com plans to refile a registration statement covering its proposed initial public offering. We previously announced that we intend to distribute 15% of the shares of How2.com common stock that we hold to our stockholders, subject to compliance with the SEC requirements applicable to the proposed distribution and upon the expiration of a 180-day lock-up agreement between the underwriters of the How2.com proposed initial public offering and us. If there are some problems associated with compliance with SEC requirements or state law, then the distribution of How2.com shares may be delayed or may not occur. There can be no assurance that How2.com's initial public offering will be completed, or that we will otherwise complete the distribution of a portion of our shares to our stockholders on the proposed terms or at all.

RESULTS OF OPERATIONS

Nine Months Ended November 30, 1999 Compared with Nine Months Ended November 30, 1998

         Net Revenue

         For the nine months ended November 30, 1999, we had net sales of $1,413,449, a decrease of $2,635,516, or 65.1%, over net sales of $4,048,965 for the nine months ended November 30, 1998. We attribute the decrease in our software product revenues for the year to date to our focus on our activities as an Internet business incubator, as well as the closing of our England distributor, the reduction in purchases from our Japanese distributor, the deferral of OEM/system integrator purchases as a result of year 2000 issues, and the late introduction of our WinShield Secure PC products (desktop and network versions). In addition, during the year we started to transition the sale of our products to large corporate accounts. During the second quarter, we started to see increased sales to this market segment with backlog starting to develop. However, during the third quarter, we encountered significant unexpected sales resistance from this market segment due to Y2K concerns. Most of the clients we were working with went into a lock-down during the third quarter and as a result, purchases were delayed. As such, we started to aggressively market our products to smaller accounts which did not appear to be as sensitive to Y2K issues; however, most of the quarter was over before we could react and as a result, our sales during the third quarter were significantly adversely affected. In addition to the Y2K issues, during the third quarter last year, we had one large system integrator sale that accounted for approximately 58% of our revenue during the quarter. While this integrator accounted for approximately $315,000 of the revenues derived during the second quarter of this fiscal year, they indicated to us last year that they would be spending most of the rest of calendar year 1999 on Y2K related issues.

         Cost Of Sales

         For the nine months ended November 30, 1999, cost of sales were $54,610, a decrease of $110,412, or 66.9%, over cost of sales of $165,022 for the nine months ended November 30, 1998. As a percentage of sales, cost of sales for the nine months ended November 30, 1999 was 3.9%, versus 4.1% for the nine months ended November 30, 1998. The decrease in our cost of sales for the nine months ended November 30, 1999 over the comparable period last year can be attributed to the increase in corporate sales as a percentage of total sales this year over last year. The increase in the percentage during the third quarter can be attributed to the large system integrator sale during the three months ended November 30, 1998, as previously discussed.

         Research And Development Expense

         For the nine months ended November 30, 1999, research and development costs were $344,607 versus $410,329 for the nine months ended November 30, 1998, or a decrease of $65,722, or 16.0%. For the nine months ended November 30, 1999, we capitalized approximately $461,000, versus $820,000 for the comparable period last year. The decrease in costs capitalized for the nine months ended November 30, 1999 related primarily to a decrease in the level of development work being performed by outside contract consultants during this period when compared to the same period last year. Last year, we spent considerable resources in upgrading their products to be both Windows 98 and NT compliant. This year, we internally developed our WinShield Secure PC product, the total security solution for desktops. We launched the desktop version of Secure PC in August 1999, originally scheduled to be launched in May 1999. The delay was caused by product enhancements determined to be beneficial to the product after the product's initial alpha and beta testing. The network version of this product is expected to be launched in our fourth fiscal quarter of fiscal 2000 (originally scheduled for release in October 1999). Due to our relatively limited development resources it may be reasonable to expect that the development of new products and enhancements and upgrades to existing products may continue to be delayed in the future, which could have a negative impact of our Citadel Technology software unit's operating results.

         Selling And Marketing Expense

         Selling and marketing expenses decreased from $2,413,595 for the nine months ended November 30, 1998 to $2,177,547 for the nine months ended November 30, 1999. As a percentage of sales, selling and marketing expenses for the nine months ended November 30, 1999 were 154.1%, versus 59.6% for the nine months ended November 30, 1998.

         During the first quarter of this year, we increased both our general marketing expenditures, which were aimed at increasing our name and product recognition, as well as our direct marketing expenditures, which were aimed at a particular market segment, i.e., education, corporate, government, etc. The majority of these direct marketing expenditures were front-loaded, i.e., the costs were recognized then, while the benefits were not expected to be derived until future quarters. During the third quarter of this year, we started the implementation of our sales specific marketing program and general cost control program and spent considerably less on general marketing. As a result, these expenses were reduced 57.6% during the third quarter of this year. In addition, in the past, we have allocated considerable resources to building our inside and outside sales infrastructure. We do not anticipate that we will be required to allocate the same amount of resources in the future due to operational efficiencies introduced during the third quarter. As a result, we would anticipate that, in future quarters, these expenses would continue to be reduced on a dollar basis as we continue to look for ways to be more efficient in our marketing and sales efforts.

         General And Administrative Expenses

         General and administrative expenses decreased $529,436, or 43.5%, from $1,261,556 for the nine months ended November 30, 1998, to $687,120 for the nine months ended November 30, 1999. The decrease can be attributed to the cost control programs that we have implemented since May 1999. We continue to explore ways to reduce our general and administrative expenses even further, as evidenced by the continued reduction in these expenses in the third quarter (reduction in the third quarter was $277,630, versus an average reduction per quarter of $176,479 for the year).

         Depreciation And Amortization Expense

         For the nine months ended November 30, 1999, depreciation and amortization expense was $1,015,598, compared to $1,134,270 for the nine months ended November 30, 1998, or a decrease of $118,672, or 10.5%. During the last quarter of the previous fiscal year, we wrote-off approximately $1,200,000 of purchased software costs, which had the impact of reducing the depreciation and amortization expense for the nine months ended November 30, 1999 by approximately $375,000. This reduction was offset by the commencement of amortization on some capitalized product development costs relating to products that became available for sale during the periods.

         Other Income (Expense)

         Interest expense for the nine months ended November 30, 1999 was $17,629, compared to $136,409 for the nine months ended November 30, 1998. This decrease resulted primarily from the fact that we had less interest bearing debt during this period than we did during the same period last year. Equity in loss of unconsolidated affiliate was $11,253,865 for the nine months ended November 30, 1999. The large increase in the loss during the third quarter related to our How2.com Internet subsidiary allocating a considerable amount of resources to its marketing and advertising programs aimed at building name/brand awareness for its Web site and business-to-business services. We expect that these losses will continue to be significant for at least the foreseeable future as our Internet subsidiary continues to develop its business services.

         Net Loss Before Extraordinary Item

         As a result of the foregoing, for the nine months ended November 30, 1999, we reported a net loss before extraordinary items of $14,141,689 (which included $11,253,865 related to our Internet subsidiary) compared to $2,108,131 for the same period last year.

         Extraordinary Item - Forgiveness Of Debt

         During the nine months ended November 30, 1998, we recognized a gain on the settlement of debts of $806,421. These gains related primarily to the restructuring of a note payable to Inxight, a division of Xerox. In connection with the restructuring, Inxight agreed to reduce the principal amount of the note and accrued interest due from us by $520,816. In exchange we agreed to a shorter maturity on the note and the issuance of 250,000 shares of our common stock to Inxight (valued at $92,500 as of the date of the transaction). The value of the stock has been treated as a reduction in the gain associated with the transaction. The remaining balance relates to miscellaneous gains recognized by us associated with the settlement of balances due various vendors during the period.

         Net Loss

         As a result of these factors, for the nine months ended November 30, 1999, we reported a net loss of $14,141,689 compared to a net loss of $1,301,710 for the nine months ended November 30, 1998.

Year Ended February 28, 1999, As Compared With Year Ended February 28, 1998

         Net Revenue

         During the fiscal year ended February 28, 1999, we had net sales of $4,439,608, an increase of $2,826,282 or 175.3%, over net sales of $1,613,326 during the fiscal year ended February 28, 1998. We attribute the sales increase to increased industry recognition of our products, our partnering with IBM Global Services, our bundling relationships with Microsoft and Compaq, and our distributor relationships recently established in Japan and Mexico. We terminated our distribution agreement with our UK distributor during the fourth quarter and do not expect it to have a significant impact on our on-going business. While our revenues for the 1999 fiscal year increased significantly over the previous fiscal year, for the fourth quarter of fiscal 1999 and the first quarter of fiscal 2000 we experienced a significant decline in sales. We attribute this decline to the impact of delays in purchases as a result of Y2K issues and a significant decrease in international distributor related sales.

         Cost of Sales

         The cost and expenses incurred in connection with producing our products were $190,461 during the fiscal year ended February 28, 1999, an increase of $112,032 or approximately 142.8%, from cost of sales of $78,429 incurred in the previous fiscal year. This resulted primarily from the increase in sales during fiscal 1999. As a percentage of net sales, costs of sales decreased in the fiscal year ended February 28, 1999, to 4.3% from 4.9% in the prior period. The decrease in the cost of sales, on a percentage basis, was primarily due to the increase of sales sold through corporate or OEM channels, which tend to have a lower cost of sales expense on a per unit basis. In addition, we continued to improve on our operational and order procurement and fulfillment efficiencies during the year.

         Selling, General and Administrative Expense

         Selling, general and administrative expenses for the fiscal year ended February 28, 1999, were $5,817,188, a increase of $2,760,780, or 90.3%, over selling, general and administrative expenses of $3,056,408 during the prior year. During the 1999 fiscal year, we increased both our general marketing expenditures, which were aimed at increasing our name and product recognition, as well as our direct marketing expenditures, which were aimed directly at a particular market segment, i.e. education, corporate, government, etc. In addition to these expenditures and in connection with our entry into the international markets, we established marketing reserves to be used to help promote our products overseas. We also continued to expand our inside and outside sales force during the year.

         Provision for Uncollectible Receivables

         Provision for uncollectible accounts increased from $368,897 for the fiscal year ended February 28, 1998 to $1,231,092 for fiscal year 1999, or an increase of $862,195 or 233.7%. The majority of the provision in the current year was specific in nature and related to our international sales. Given the current economic difficulties internationally, we felt it would be prudent to reserve part of these sales in the current year. In addition, a portion of the reserve was general in nature and related to the increase in the sales for fiscal year 1999 over fiscal 1998.

         Depreciation and Amortization Expense

         Depreciation and amortization expense increased to $1,569,519 in the fiscal year ended February 28, 1999, from $1,270,708, or an increase of 23.5% over the prior fiscal year. This increase is due to the commencement of amortization on some capitalized software development costs relating to products that became available for sale during the period and a full year's amortization on those products that became available for sale last fiscal year.

         Research and Development Expense

         Research and development expenses charged to operations for the year ended February 28, 1999 were $485,275, compared to $161,010 for the year ended February 28, 1998, or an increase of $324,265 or 201.4%. During the year, we spent more time on non-capitalizable activities and outsourced a major portion of our new product development activities (approximately $600,000) to Metamor Worldwide, Inc., a major shareholder of our's. We capitalized $882,101 and $568,963 in software development costs for fiscal year 1999 and 1998, respectively. The increase in capitalized costs related primarily to the development of NT and Network versions of our products. These products were generally completed within the time schedule originally established and development costs were generally within the range that had been originally projected. Metamor has recently announced plans to sell a number of its operating units. We do not feel this will have a significant impact on our ability to continue to development new products and enhance existing products in the future. Sales of several of our products (CPR, Phantom of the Console, Server Sentry) to date have been nominal. We do not believe that we will be able to generate revenues from these products at a significant level, in the future, based on our existing marketing model.

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


Therefore, capitalized development costs relating to these products were written down by $1,137,208, to $250,000 in the current year. We expect to recover the remaining balance through product sales or sales of the underlying technologies. We also incurred, during the year, significant costs in upgrading several of our products to be Microsoft NT compliant. It was determined that the costs associated with making two of our products (Server Sentry and Phantom of the Console) NT compliant outweighed the potential benefit based on our existing marketing model. Therefore, we abandoned the project on these products and wrote-off the associated cost of approximately $285,489.

         Litigation Settlement Expense

         In connection with the settlement of a number of lawsuits, we recognized a charge to earnings of $822,000 during the fiscal year ended February 28, 1999. The major portion of this expense related to the settlement of three suits styled Heredia v. Citadel, et. al., Zanett Lombardier v. Citadel, and Lehndorff Four Oaks Place Joint Venture v. Citadel.

         Other Income (Expense)

         Interest expense for the year ended February 28, 1999 was $141,806 compared to $128,929 for the year ended February 28, 1998. The increase was due to having more interest bearing debt outstanding during fiscal 1999 than in fiscal 1998.

         Net Loss Before Extraordinary Item

         As a result of the foregoing, we reported a net loss before extraordinary items of $7,209,498 for the fiscal year ended February 28, 1999, compared to a net loss of $3,522,710 for the year ended February 28, 1998.

         Extraordinary Item-Forgiveness of Debt

         During fiscal year 1999, we recognized gains on the settlement of debts of $459,592. The gains resulted primarily from the restructuring of a note payable and the settlement of some accrued obligations. In connection with the settlement of a note payable, the holder agreed to reduce the amount of the note and accrued interest payable thereon by $520,816. In exchange, we agreed to a shorter maturity and the issuance of 250,000 shares of restricted stock to the holder, which were valued at $92,500 as of the date of the transaction. The value of the stock was treated as a reduction in the gain and the transaction resulted in a net gain of approximately $428,000. In connection with the settlement of accrued obligations, we settled approximately $96,000 in obligations for approximately $65,000.

         Net Loss

         As a result, for the year ended February 28, 1999, we reported a net loss of $6,749,906, compared to a net loss of $3,522,710 for the year ended February 28, 1998.

LIQUIDITY AND CAPITAL RESOURCES

         Our cash and cash equivalents at November 30, 1999 were $178,344.

         Cash flows from operations were a negative $2,574,147 for the nine months ended November 30, 1999, compared to negative $4,168,066 for the nine months ended November 30, 1998. This decrease was primarily due to an increase in our accounts receivable turnover offset by an increase in our accounts payable turnover and an increase in the net loss for the period.

         Cash used in investing activities was approximately $547,557 for the nine months ended November 30, 1999, compared to approximately $946,521 for the same period last year. This decreased resulted from our spending less on software development activities this period.

         Cash flows provided by financing activities were $1,089,671 for the nine months ended November 30, 1999, compared to $5,721,801 for the nine months ended November 30, 1998. This decrease was due primarily to less capital being raised by us during this period.

         As a result of the aforementioned factors, cash and cash equivalents decreased by $2,032,033 for the nine months ended November 30, 1999, versus an increase of approximately $607,214 for the same period last year.

         During the second quarter of the fiscal year, we started to implement various cost control and reduction measures aimed at decreasing our operational overhead and made various operational changes aimed at making us more efficient. For the quarter ended November 30, 1999, these changes alone saved us over $950,000 ($1,095,163 for the quarter ended November 30, 1999 versus $2,147,713 for the quarter ended November 30, 1998). We continue to look for ways to cut our overhead costs, while not impairing our operational efficiencies or our software products' competitive advantage.

         Unless software sales increase, we may need to seek additional capital to fund our Citadel Technology operations for at least the remainder of the fiscal year. Moreover, we will need additional capital resources to implement our new B2B incubation business model. While we have been successful in the past in raising additional capital when needed, there can be no assurances that we will be successful in the future, or if successful, that capital will be available on acceptable terms or will not have a dilutive effect on existing shareholders.

DIVIDENDS ON PREFERRED STOCK

         Preferred stock dividends consisted primarily of dividends accrued on Series D Preferred Stock. In June 1999, we converted $2,000,000 of Series D Preferred Stock, plus dividends in arrears of approximately $238,000, into 2,081,937 shares of our common stock.

YEAR 2000 COMPLIANCE

         Even though the date is now past January 1, 2000, and we experienced no immediate adverse impact from the transition to the year 2000, we cannot provide any assurance that our key partners, suppliers or customers have not been affected in a manner that is not yet apparent. In addition, some computer programs which were date sensitive to the year 2000 may not have been programmed to process the year 2000 as a leap year, and any negative consequential effects remain unknown. As a result, we will continue to monitor our year 2000 compliance and the year 2000 compliance of our key partners, suppliers and customers. The financial impact of Year 2000 compliance has not been, and is not expected to be, material to our financial position or results of operations in any given year.

INFLATION

         Inflation did not have a material effect on our results during the periods discussed.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         On April 24, 2000, the Audit Committee of our Board of Directors determined to dismiss our current independent public accountants, Grant Thornton LLP ("Grant Thornton"), and engage Ernst & Young LLP ("Ernst & Young") as our independent public accountants for fiscal year 2000. Ernst & Young serves as the independent public accountants for our subsidiary, How2.com, Inc. and we believe that using that firm to provide audit services is in our best interests.

         Grant Thornton's reports on the financial statements for the past two years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Except as set forth below, during the past two years there were no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Grant Thornton, would have caused it to make a reference to the disagreement in connection with its reports. We have been advised by Grant Thornton that Grant Thornton believes that the following matter meets the criteria of the Securities and Exchange Commission for a reportable disagreement, even though the matter was resolved to the satisfaction of Grant
Thornton: We recorded in our preliminary year-end financial statements for the fiscal year ended February 28, 1999 a $500,000 sale in the fourth quarter of fiscal 1999 to our distributor in Mexico under an international distribution agreement dated November 24, 1998. While management initially believed that the sales commitment schedule included in the distribution agreement, combined with receipt of the master licenses by the distributor, warranted the recognition of revenues, in accordance with the advice of Grant Thornton, we will not include the sale in the financial statements to be filed with the Securities and Exchange Commission.

         During our two most recent fiscal years and the subsequent interim periods preceding Grant Thornton's dismissal:

         (i) Grant Thornton has not advised us that the internal controls necessary for us to develop reliable financial statements do not exist;

         (ii) Grant Thornton has not advised us that information has come to its attention that has led it to no longer be able to rely on management's representations or that has made it unwilling to be associated with the financial statements prepared by management;

         (iii) Grant Thornton has not advised us (a) of the need to expand significantly the scope of our audit, or that information has come to its attention, during the two most recent fiscal years and the subsequent interim periods preceding the dismissal, that if further investigated may (i) materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or (ii) cause it to be unwilling to rely on management's representations or be associated with the Registrant's financial statements or,
(b) that due to its dismissal, or for any other reason, it did not so expand the scope of its audit or conduct such further investigation;

         We have been advised by Ernst & Young that neither the firm nor any of its associates has any material relationship with us or any affiliate of ours. During our two most recent fiscal years and the subsequent interim periods prior to engaging Ernst & Young, we have not consulted Ernst & Young regarding either:
(i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, for which advice was provided that Ernst & Young concluded was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Regulation S-K Item 304) or a reportable event (as described in paragraph
(a)(1)(v) of Regulation S-K, Item 304).


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

                                  OUR BUSINESS

OVERVIEW OF CT HOLDINGS

         We are an incubator of business-to-business (B2B) Internet companies that provides early stage business-to-business ventures with a single source of management capital, as well as consulting on operations, marketing and strategic planning. Our B2B incubator model is designed to enable the start up companies with whom we partner to become online market leaders in their industries. We believe that by focusing on B2B Internet companies, we are positioned to identify the latest trends and opportunities and attract promising companies and talent in this industry. Our strategy is to leverage the B2B expertise of our management and affiliates and to capitalize upon opportunities to cross-pollinate the strongest qualities among our holdings. We believe that the anticipated growth in B2B e-commerce creates strong opportunities for us to increase shareholder value and for well-positioned early stage ventures in this industry. Forrester Research estimates that the United States B2B e-commerce market, defined as the intercompany trade of hard goods over the Internet, will grow from $43 billion in 1998 to more than $1.3 trillion by 2003.

         We began our Internet activities in 1999 with the formation of How2.com, which provides online post-purchase customer care solutions. How2.com's comprehensive suite of outsourced post-purchase customer care solutions includes manufacturer rebate processing, extended warranties, product information, customer data asset management and other services that are marketed across multiple industry lines.

         As part of our strategy to fund early stage B2B Internet companies, we recently provided bridge financing of $300,000 to iNetze.com, Inc. We also entered into a new letter of intent with iNetze.com relating to a transaction in which we would gain the right to acquire a substantial minority interest in iNetze.com, which is a company that creates and operates integrated networks of decision support tools, e-learning solutions, and e-commerce capabilities across multiple industries. In addition to its proprietary technology, iNetze.com provides the knowledge database needed to take advantage of its web-enabled decision support tools, and thereby offers comprehensive and technologically advanced, value-added decision support networks. The companies expect to close this transaction in May 2000. The new letter of intent provides, among other things, that we may provide additional bridge financing to iNetze.com and that we have the right to provide, or cause a third party to provide, $3 million in equity financing to iNetze.com. The letter of intent also provides that at the closing of the proposed transaction, we will receive 15% of the capital stock of iNetze.com in exchange for 1 million shares of our common stock. We will also receive preemptive rights covering certain future iNetze.com equity offerings and representation on iNetze.com's board. There can be no assurance that the foregoing transaction will close in May 2000 or at all.

         In addition to our B2B incubation business, we continue to operate our "Citadel Technology" business line, which is focused on developing and marketing security and administration software products for both computer networks and desktop personal computers. Our integrated, easy-to-use software products enable network administrators to control access to network resources, automate routine network maintenance tasks, and automatically shutdown and restart servers and desktop PCs in the event of a network crash. These software products also enable individual PC users to control access to their desktops, secure files, and index and retrieve files stored in a variety of storage media. Our Citadel Technology software products are designed to reduce the direct and indirect costs of computer network operations, protect proprietary networks and information, and otherwise improve overall office productivity. Our core focus will be on our B2B incubation services, and we are currently analyzing various strategic alternatives for our Citadel Technology security software business, including new strategic alliances with third parties, new applications of the technology, new third party licensing or joint venture arrangements or the sale of the business. As a result, management believes that our results of operations for our Citadel Technology security software business will be adversely affected in the future.

         In December 1999, we changed our corporate name to CT Holdings, Inc. We believe that our new name is more descriptive of our focus on incubation of emerging B2B ventures and our current substantial investment in How2.com. We believe that any goodwill associated with our former legal name will be preserved due to the continued use of the name "Citadel Technology" to identify our software business. Following the inadvertent failure of our outside consultants to file a return with the Delaware franchise tax authority in November 1999 another entity obtained the name Citadel Technology, Inc. in Delaware. When we filed reinstatement materials in Delaware, we adopted our new name CT Holdings, Inc. pursuant to statutory procedures.

OVERVIEW OF HOW2.COM, INC.

         Our How2.com Internet subsidiary provides an Internet-based solution that automates post-purchase customer care processes. How2.com's solution enables businesses to work together more efficiently to develop, retain and extend customer relationships. By automating post-purchase customer care activities such as rebate processing, extended warranty sales and product manual access, How2.com allows its clients to enhance customer retention, increase revenue opportunities and improve operating efficiencies. How2.com's Internet-based solution seeks to transform rebates, warranties and product manuals from customer service liabilities to retention and extension opportunities.


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


         How2.com's online solution reduces the time it takes for customers to receive their rebate checks, allows customers to check the status of their rebates online and provides customers easy access to replacement product manuals, all of which it believes enhances customer satisfaction and retention. Additionally, How2.com's online solution provides a new vehicle for its clients to conduct targeted marketing to customers with whom they have traditionally lost contact subsequent to the point of purchase. How2.com is developing proprietary software that will provide an online mechanism for customers, many of whom have immediate purchasing power in the form of rebate proceeds, to apply those proceeds towards the purchase of additional products or services. How2.com's solution also captures valuable customer information that can help its clients better understand customer behavior. How2.com plans to provide fee-based customer specific or aggregated data analyses to assist clients in designing future promotions. How2.com's solution also enables businesses to improve operating efficiencies by allowing them to analyze the results of their rebate promotions and manage these promotions on a real time basis. How2.com creates additional efficiencies by reducing the number of post-purchase customer inquiries received by its clients and lowering the costs associated with the production and distribution of replacement product manuals.

         How2.com markets solutions to retailers, manufacturers and service providers across multiple industries. How2.com currently provides its online rebate solution to approximately 130 clients, including retailers, manufacturers and service providers. How2.com has entered into a multi-year contract with GE Warranty, a leading national warranty provider, to provide an online sales channel for their extended warranties.

OUR CITADEL TECHNOLOGY BUSINESS LINE

         CITADEL TECHNOLOGY OVERVIEW

         Our Citadel Technology network products are designed to:

         o  reduce clients' costs;

         o  improve the accuracy of clients' information;

         o  maintain the operation of networks;

         o  secure networks from fraud or unauthorized use; and

         o generally enable the administrator to devote more time to improving the service to the network rather than focusing on operational details.

         Our network software products operate on operating systems designed by Novell, Microsoft, IBM and Apple. Our focus is on the two largest, Novell and Microsoft, whose NetWare and Windows NT software control in excess of 70% of the market for network operating systems. Our desktop products are designed to enable individual PC users to control access to their desktops, secure files, and index and retrieve files stored in a variety of storage media.

         Our primary Citadel Technology products include NetOFF, WinShield, WinShield Secure PC, WinShield 95/NT and FolderBolt. See "Our Citadel Technology Products." Our clients and OEM partners ("original equipment manufacturers" that bundle our software with their product offerings) include many Fortune 2000 companies, government and educational agencies and individual PC users.

         Our core focus will be on our B2B incubation services, and we are currently analyzing various strategic alternatives for our Citadel Technology security software business, including new strategic alliances with third parties, new applications of the technology, new third party licensing or joint venture arrangements or the sale of the business. As a result, management believes that our results of operations for our Citadel Technology security software business will be adversely affected in the future.

         In August 1999, we completed beta testing and launched our new WinShield Secure PC product, the next generation WinShield desktop security and configuration tool. The network version of WinShield Secure PC was completed and launched in December 1999. This product provides powerful new Internet security features that allow Internet filtering and blocking which permit the administrator to specify the Internet protocols and Web sites that are available for users of the protected computer. Desktop administrators will have the ability to assign access rights to files and folders for all Windows 95, 98, NT and Windows 2000 systems. Other new features WinShield Secure PC provides are security mechanisms such as screen saver control with network authentication, event management for automatic logoff, as well as timed application usage. WinShield Secure PC is available for network or stand alone workstations.

         Our WinShield Secure PC product won the "Best of Breed" award from WinMag.com in October 1999, and our products were featured in the following:
Curriculum Administrator, Technology & Learning, Windows NT Systems, WinMag.com, Media & Methods, and Windows NT Magazine.


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


         In April 1999, we announced that we were selected by Microsoft Corp. and CMP Media (Nasdaq: CMPX) as one of the fastest growing independent software vendors (ISVs) for Windows. We were ranked as the 15th fastest growing ISV in the first ever "Winning on Windows." The "Winning on Windows" ranking was announced in April at an awards reception in Chicago at the Spring Comdex/Windows World Show. The announcement of the ISV 75 marks the first annual "Winning on Windows" awards campaign, which is designed to identify and promote the fastest-growing Windows software companies and recognize industry growth and innovation. Top companies were selected and ranked according to the highest percentage revenue growth between 1997 and 1998. The research and selection process was conducted by Austin, Texas-based researcher, Reality Research (a wholly owned subsidiary of CMP Media).

         In December 1998, we announced that we were selected to join the Schools 2000 program created by Microsoft, MCI/Worldcom, HP, and Dell and 15 other technology companies. The Schools 2000 Program is designed to integrate "best-of-breed" products to create the educational computer system of the future. It incorporates the visions of what leading technology companies foresee as the design and configuration of network and desktop computing in schools across the world in the 21st century. These hand-picked technology companies will showcase their products in a collaborative solution in schools located in Washington DC, Los Angeles, Dallas, Redmond, and other locations around the world. Each school will provide a living showcase of how this premier technology can be used, in the year 2000 and beyond, to enhance the educational process the same way it enhances business productivity across the globe.

         In January 1999, we announced that Washington Mutual, Inc. (NYSE: WM), the sixth largest bank in the US, deployed a WinShield and NetOFF suite to secure their networks and desktops. IBM Global Services, Inc. (NYSE: IBM) selected us to provide computer security for Washington Mutual. We issued an enterprise site license to Washington Mutual, for the WinShield and NetOFF security suite, with an order in excess of $1 million. Our security solution was chosen over a number of competitive products evaluated by IBM Global Services because it combined features and services designed to meet the customer's needs. The combination of NetOFF and WinShield provided Washington Mutual with the availability to lock down desktop configuration settings, secure unattended workstations, control access to applications and directories, prevent the use of unauthorized CDs, and prevent the unauthorized renaming and deleting of folders and files.

         INDUSTRY BACKGROUND RELATING TO OUR CITADEL TECHNOLOGY BUSINESS LINE

         Network Security and Administration. Largely as a result of the increasing power, ease of use, and low cost of PCs, many businesses and other organizations have shifted from a centralized mainframe computer platform, usually procured from a single vendor, to a distributed multiple-PC networked platform, the elements of which are procured from a variety of vendors. These organizations have invested heavily in client-server networks, intranets, and other distributed computing networks to realize the cost and productivity benefits of sharing applications, files, data, and printers and other peripherals among PC users across a work group, department or entire enterprise. As a result of the migration of mainframe applications to network servers, mission critical functions are increasingly performed over such distributed networks. These functions include e-mail; electronic funds transfer; reservation entry for airlines, hotels and rental car companies; and telemarketing and order entry.

         The use of complex, heterogeneous distributed networks linking multiple host servers and client PCs creates substantial risk. Unauthorized interception, alteration, and theft of proprietary information, as well as electronic vandalism or terrorism aimed at disrupting network operations, can have major adverse effects on the organizations that own, operate, and/or use those distributed networks. This risk grows every day because of the deployment of more capable PCs, growth in the number of network access points, enhancements in the ability of


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


different types of computers to communicate with one another, and expansion in the number of public and private communications networks used to support distributed computing environments. As a result of these developments, protecting distributed networks and the information transmitted over those networks is an increasingly important and difficult task.

         Another challenge facing organizations that depend on distributed computing networks is network administration. In many cases, because of budgetary or other constraints, organizations are hard pressed to address the network administration needs that arise as their networks grow in size and complexity. Some organizations outsource some or all network administration tasks to a service bureau or VAR. Some smaller organizations have no formally trained network administrator available on a daily basis. Organizations without a substantial (and usually expensive) in-house network administration effort are vulnerable to network disruptions. Such disruptions can reduce top-line revenue by preventing the entry of order information and delaying transaction processing, reducing internal productivity by idling network users, alienating customers by interfering with customer service functions, and increasing overall workplace tension.

         PC Security and Administration. Even in a distributed computing environment, many users prefer to maintain all or a substantial portion of their business, personal and other important files) on their desktop hard drive or other desktop storage media like diskettes and Zip drives. Desktop computer storage continues to grow and new systems provide on average more than 5 GB of storage for each user's data, e-mail, and Internet downloads. Storage of large amounts of information at the desktop level increases the risk of security breaches by inviting unauthorized access, viewing and copying of confidential information, and access to network information during the many times a user is away from his or her desk, including lunch breaks or meetings. Moreover, organizations are moving to expand sharing of desktop PCs by employees, particularly in functions that require 24-hour service. Shared PCs are found often in service bureaus, call center operations, government and education agencies, libraries, and the home. Protecting an individual user's data and PC settings and configuration is critical, especially in a shared PC environment.

         OUR CITADEL TECHNOLOGY STRATEGY

         Our strategy is to develop long-term client relationships and to maintain a high level of lifetime client satisfaction, which we believe will result in additional recurring revenues from new products and upgrades on existing software products. We have focused our development efforts on the client-server LAN and PC market due to the rapid growth of this market as companies, government agencies and educational users shift from mainframes to client server networks and intranets. We believe our products are positioned to capitalize on this trend. We have successfully developed strategic alliances or partnerships with other technology companies in the past.

         OUR CITADEL TECHNOLOGY SOLUTION

         Our current line of software products addresses computer security and administration problems at both the network and desktop levels. Key features of our products include:

         o Integrated Product Capabilities. Our integrated security and administration solution enables a network administrator from a single console to automatically shutdown and restart in an orderly manner servers and desktop units in the event of a network crash, control access to network resources, log off inactive desktop users and save all desktop work in progress, and automate routine network maintenance tasks.

         o PC Configuration Protection. Our solution also enables individual PC users, particularly those who share a desktop unit with a co-worker or other students, to protect their PC configurations and data.

         o Enhanced Customer Productivity. Our products are designed to improve overall office productivity, particularly by reducing the direct and indirect costs of network operations by reducing

                  o the personnel resources required to administer the network

                  o the disruption (including data loss) caused by network crashes


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


                  o        software license fees charged to inactive users, and

                  o        unauthorized use of network and desktop resources.

         o Ease of Use, Optimize Products for Leading Technologies. Our major products are easy to install and are fully compatible with the major network and desktop operating systems, including Windows NT, NetWare, and Windows 3.1, 95 and 98. The intuitive look and feel of the products' graphical user interface enhances their usability.

         o Modular Product Design. Our programs can be added on a plug-and-play basis to our Citadel Network Administrator - a centralized program manager included with all of our network products. This modularity provides a migration path for network administrators. As their network security and administration needs become more complex, they can utilize more of our products and operate them all through an existing, familiar program manager.

         o Cost Effectiveness. We believe our products can reduce the cost of overall system support and maintenance by ensuring an orderly backup, reducing license fees by logging off inactive users, and reducing the personnel resources required to administrate networks.

         OUR CITADEL TECHNOLOGY PRODUCTS

         WinShield. WinShield is designed to address the problems that arise when users share desktop PCs in work environments such as schools, libraries, government offices, and resource centers such as Kinkos and AlphaGraphics. The product enables a network administrator (or in a smaller office, individual users) to establish different profiles for different users that can only be modified by the administrator. These profiles include desktop appearance, configuration, and initialization, as well as restrictions on user access to various PC and network resources (including hard drives, diskettes, CD-ROMs, printers, Internet access, etc.). The same desktop PC can then toggle between several user profiles.

         WinShield prevents deliberate or accidental configuration changes that can disrupt use of a desktop PC, abuse of PC or network resources (such as unauthorized Internet surfing or installation of unauthorized software), and interception or alteration of proprietary information. The user can govern access to CD-ROM or disk drives and control the specific CDs that can be used. WinShield is currently available for Windows 95, 98 and NT. A WinShield network version was released in June 1998. The product has been included in Compaq's and Microsoft's software bundles for the educational market and has been a feature product of the month on Microsoft's website.

         WinShield Secure PC. In August 1999, we completed beta testing and launched our new WinShield Secure PC product, the next generation WinShield desktop security and configuration tool. The network version of WinShield Secure PC was completed and launched in December 1999. This product provides powerful new Internet security features that allow Internet filtering and blocking which permit the administrator to specify the Internet protocols and Web sites that are available for users of the protected computer. Desktop administrators will have the ability to assign access rights to files and folders for all Windows 95, 98, NT and Windows 2000 systems. Other new features WinShield Secure PC provides are security mechanisms such as screen saver control with network authentication, event management for automatic logoff, a well as timed application usage. WinShield Secure PC is available for network or stand alone workstations.

         WinShield 95/NT. In 1998, we introduced WinShield 95/NT, our solution for desktop users who want to protect their PC system from unauthorized modification or access. WinShield was the Spotlight product for February 1998 on Microsoft's educational software Web site.

         NetOFF. NetOFF is designed to protect a network by shutting down unattended client PCs automatically after a specified period of inactivity. Network administrators may also use NetOFF to shut down such PCs to complete a clean backup. The product ensures an orderly shutdown by automatically closing all open files and applications on the PC and saving the information. NetOFF is available for the Windows NT and NetWare platforms and supports Windows 3.1, 95, 98 and NT desktop PCs. The benefits of NetOFF include:

         o Enhancing Overall Computer Security. Unattended desktop PCs subject the network and PC to a heightened risk of data theft. NetOFF protects confidential files and information by loading a password protected screensaver and logging off the unattended PCs, thus shutting off access to PC hard drives and the network.

         o Facilitating Clean Back-Ups. To protect important information, almost every company employs a back-up system. The back-up system is a magnetic tape drive or other storage medium that periodically copies all of the data stored in the network. Should a data loss occur from a power failure, mechanical failure or other error, the lost information can be restored in a relatively short time, saving the company the time and effort necessary to attempt to reconstruct lost data and files. The back-up system, however, backs up only closed files. If a PC is logged on during the process, data in open files can be corrupted or omitted from the back-up tape. NetOFF eliminates these problems by automatically logging off network client stations at a time pre-selected by the network administrator.

         o Conserving Resources. Software license fees are often based on the number of actual users of the licensed product. Many companies pay excess license fees for programs that are left open on unattended computers. NetOFF helps customers reduce costs by logging off unattended PCs.

         FolderBolt. FolderBolt provides desktop users, particularly users in a shared desktop PC environment, such as education, with several tools to protect proprietary information. Users can protect groups of directories, individual directories, or files by designating them as locked or read-only protected or as a secure drop box. Optional data encryption adds another layer of security against more sophisticated intruders. Users are able to send self-extracting encrypted e-mails within the company or across the Internet. FolderBolt is available for Windows 3.1, 95, 98 and NT.

         SALES AND MARKETING FOR CITADEL TECHNOLOGY

         Our multi-channel sales strategy includes an enterprise sales group, OEM distribution arrangements, VAR and dealer channels, direct sales channels, strategic alliances with industry leaders, and trade shows.

         o Enterprise Sales Group and VARs. This direct sales group is responsible for end users owning or operating large, sophisticated enterprise networks, including corporations and educational institutions. These end users place orders primarily for our products and have a sales cycle from two to six months depending on the size of the network and the resources they have available for testing. In addition to managing our relationship with these end users, the Enterprise Sales Group is responsible for recruiting and managing VARs nationwide. Each sales person is responsible for developing relationships with VARs and end users in their geographic territory. VARs and other resellers broaden our exposure to corporate and educational accounts. VARs can purchase our products through wholesale distributors or direct from us, depending on their business model.

         o Direct Sales Group. This group, which is primarily composed of in-house telemarketers, focuses on qualifying leads for the Enterprise Sales Group. This function includes cold calls and follow-up calls from marketing events and trade shows. The group does the majority of the prospecting and qualifying of large deals, thus allowing the Enterprise Sales Group to focus on closing the sale. The Direct Sales Group also closes sales on small deals and inbound calls.

         o OEM Sales. We have entered into arrangements with OEMs that focus on creating bundled solutions to permit customers to purchase total desktop applications incorporating our software. These partners include Compaq, IBM, Microsoft, Hewlett-Packard and Dell, which resell our products with their hardware, software and networking solutions.

         PRODUCT DEVELOPMENT

         In developing new Citadel Technology products, we strive to meet the following standards in product development:

         o Standards Compliance and Network Compatibility. Our products comply with industry standards and are designed to be compatible with the leading network and desktop PC operating systems, including Novell's NetWare and Microsoft's Windows NT. To that end, our products are currently developed using Microsoft Visual C++ and Novell toolkits.

         o Ease of Use. Our products are designed to function without extensive and continual user involvement. The aim is to simplify, not complicate, the user's work environment.

         o Ease of Administration. We have extended our ease-of-use concept to network administration with our Citadel Network Administrator, which is designed to provide central management and security features with the ability to "plug and play" additional functions at a low cost.

         o Cost Effectiveness. We provide products at a price and performance level that we believe offers superior network and PC security and administration options at affordable prices.

         Schedules for the development of high technology products are inherently difficult to predict, and there can be no assurance that we will achieve targeted initial customer shipment dates for any of our products, or at all.

         We account for software development costs in accordance with SFAS No. 86 ("accounting for the costs of computer software to be sold, leased or otherwise marketed") issued by FASB. Under this pronouncement, we are required to capitalize software development costs after technological feasibility of a project is established and must cease capitalizing such costs when the products derived from the project are available for sale, lease or otherwise marketed. The capitalized costs are then amortized on a product-by-product basis, based on the greater of (a) the amount computed by the straight-line method over the estimated useful life of the product or (b) the amount computed by using the ratio that current gross revenues bear to the total of current and anticipated future revenues. We evaluated the estimated net realizable value of each software product at each balance sheet date and records write-downs to net realizable value for any product for which the net book value is in excess of its net realizable value. For a discussion of some write-downs taken in fiscal 1999, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         We maintain a core software development staff at our corporate office to maintain existing code bases and define our approach in developing new technologies and products to meet market opportunities. Once a product design has been finalized, the actual final development work is either performed in-house or by third party contractors, depending on project scope and resource schedules.

         CLIENT SUPPORT AND WARRANTIES

         We believe that retention of customers is a critical element. Therefore, we are dedicated to customer support and satisfaction. We encourage our sales employees in their interaction with a customer to be flexible and innovative to ensure that the customer's needs are met. Our information systems also further our customer service goals. They enable our employees to enter comments regarding a customer's order, as well as comments regarding feedback, both positive and negative, from the customer. These comments can then be accessed by other employees, allowing them to quickly reference a particular customer's preferences, needs, and past ordering practices, among other information. Our Citadel Technology products are generally warranted to be free of defects in materials and workmanship for 90 days. We offer yearly maintenance contracts on most of our software and basic technical support and replacement of defective media.

         MANUFACTURING AND SUPPLIERS

         We prepare master software disks, user manuals and packaging for some products and out-source production of other products. Certain of our disk duplication, as well as our product packaging, is performed by us at our offices, while the other disk duplication and product packaging and printing of user manuals and related materials is performed to our specifications by outside sources. During peak demand, we may use outside sources to perform disk duplication and product packaging services. To date, we have not experienced any material difficulties or delays in manufacture through an interruption in our own production or the production of any suppliers. Because of the generally short cycle between order and shipment, we do not believe that our backlog as of a particular date is indicative of future sales.

         CITADEL TECHNOLOGY CUSTOMERS

         Our customers include many Fortune 2000 companies and educational users. There are no assurances that these companies or institutions will continue to utilize our products in the future.

         CITADEL TECHNOLOGY COMPETITION

         The security and administration software industry is intensely competitive and rapidly changing. We compete against large companies (such as Microsoft, Novell, Computer Associates, Network Associates, Symantec and others) that offer network and desktop PC security and administration software as a segment of their businesses. We also compete with a large number of small companies that offer security and administration software for networks and desktop PCs as a portion of their product line. Some of these competitors offer products that address multiple aspects of network and desktop security and administration and management, while other competitors market products that provide narrow solutions. Many of our competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than we do. Further, many competitors have established relationships with customers of our's and end users of our products. Our competitors could, in the future, introduce products with more features and lower prices than our product offerings. These companies could also bundle existing or new products with other, more established products in order to compete with us.

         We generally compete on the basis of product features and functions, product architecture, product quality, the ability of products to run on a variety of different network and desktop operating systems, technical support and other related services, and price/performance features. Based on these factors, we believe that our products are well positioned in the market and that we have targeted promising niche opportunities.

         We also expect that competition may increase as a result of software industry consolidations, which have occurred in the past. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, network and desktop PC operating system vendors could introduce new or upgrade existing operating systems or environments that include security and administration functionality offered by our products, which could render our products obsolete and unmarketable. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not materially adversely affect our business, operating results and financial conditions.

         INTELLECTUAL PROPERTY RIGHTS

         We regard some features of our Citadel Technology internal operations, software and documentation to be proprietary intellectual property. We have been and will be dependent in part on our ability to protect our proprietary technology. We rely primarily upon a combination of copyright, trademarks, trade secret laws, confidentiality agreements and other measures to establish and protect our rights in our proprietary technology. We do not have any patents or statutory copyrights on any of our proprietary technology which we believes to be material to our future success, and we cannot be certain that others will not develop substantially equivalent or superseding proprietary technology. Furthermore, there can be no assurance that any confidentiality agreements between our employees and us will provide meaningful protection of our proprietary information in the event of any unauthorized use or disclosure of such proprietary information.

         There can be no assurance that we will not become the subject of claims of infringement with respect to intellectual property rights associated with our products. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such claims could be time consuming and could result in costly litigation or lead us to enter into royalty or licensing agreements rather than disputing the merits of such claims.

         EMPLOYEES

         As of December 31, 1999, we had approximately 21 employees, including eight in sales and marketing, eight in product research and development, one in production and operations, one in customer service and technical support, one in business development, and two in administration, finance and MIS. In addition, How2.com employs more than 200 persons, which includes former employees of the 2-Lane and Forward companies as well as management. Our future success depends in significant part upon the continued service of our key technical and senior management personnel and our continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we can retain our key technical and managerial employees or that we can attract, assimilate or retain other highly qualified technical and managerial personnel in the future. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

         GOVERNMENT REGULATION

         Government regulation has not had a material effect on the conduct of our business to date.

         PROPERTIES

         We lease approximately 7,200 square feet as our principal executive office premises located at 3811 Turtle Creek Blvd., Suite 770, Dallas, Texas, pursuant to a lease that expires in 2001 with two five-year renewal options. We believe that these facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

         LEGAL PROCEEDINGS

         We and one of our officers were involved in an arbitration proceeding with Vestcom Ltd., which claimed compensation and a finder's fee for introducing us to a third party. Vestcom sought damages of the value of 100,000 shares of our common stock (alleged to be valued at $1,900,000), plus 50% of additional compensation paid by us to the third party. We filed a declaratory judgment action against Vestcom to determine that the alleged contract was not valid based on our defenses. The case was styled Citadel Computer Systems, Inc. and Steven B. Solomon v. Vestcom, Ltd., in the 193rd Judicial District Court in Dallas County, Texas. In October 1998, the Texas court entered a judgment and preliminary injunction in favor of us and our officer that the purported agreement was a forgery. As a result, the arbitration proceeding was dismissed by the American Arbitration Association. The defendant appealed the decision of the Texas court. In November 1998, Vestcom filed a lawsuit against us in Texas state court styled Vestcom v. Citadel in the 68th Judicial Court, Dallas County, Texas, reasserting the same basic claims as in the arbitration proceeding. In January 2000 the parties reached an agreement to settle the suit for the original amount of the warrants claimed (100,000 shares with an exercise price of $1.375 per share).

         In August 1998, Janssen Meyers Associates L.P. filed a lawsuit against us. The suit alleges damages in the amount of $6,000,000 plus interest and attorney's fees, as well as, entitlement to 2.8 million warrants to purchase our common stock, in connection with services allegedly performed by Janssen Meyers in respect of the merger between LoneStar Hospitality Corp., a predecessor of CT Holdings, and another predecessor of CT Holdings and related matters. We believe these claims are without merit and intend to vigorously defend against the claims. The lawsuit, styled Janssen Meyers Associates, L.P. v. Citadel Technology, Inc., was filed in the Supreme Court of the State of New York, County of New York. We removed the case to federal court in the Southern District of New York. Subsequent to November 30, 1999, the court denied motions for summary judgement filed by Janssen Meyers and us, but limited trial to certain discrete factual issues.

         We are a party to some other legal proceedings. At this time, we are unable to predict the ultimate outcome of these proceedings, the costs associated with defending the claims and pursuing counterclaims, and monetary compensation awarded, if any. Unfavorable resolutions of these proceedings or the costs of litigation and settlement could have a material adverse effect on our results of operations or financial condition.

                                   MANAGEMENT

DIRECTORS

         The following table contains information about our directors. We expect that these persons will serve as directors until the next annual meeting or until their respective successors are elected and qualified.


NAME                               AGE            POSITION WITH CT HOLDINGS                    DIRECTOR SINCE
-----                              ---            -------------------------                    --------------
Steven B. Solomon                   35            Director, President, Chief Executive
                                                  Officer, and Assistant Secretary                  1992

Victor K. Kiam, II                  72            Chairman of the Board
                                                  of Directors                                      1996

Lawrence Lacerte                    47            Director                                          1999

Chris A. Economou                   45            Director                                          1993

Mark Rogers                         40            Director                                          1996

Michael Ruff                        24            Director                                          1998

Dr. Axel Sawallich                  55            Director                                          1993

STEVEN B. SOLOMON has served as the President and Chief Executive Officer of CT Holdings since May 1997 and as a director of CT Holdings since February 1996. From February 1996 through April 1997, Mr. Solomon served as Chief Operating Officer of CT Holdings. He was the President and a director of LoneStar Hospitality Corp., a predecessor of CT Holdings that owned and operated Miami Subs franchised restaurants in Dallas and Houston, Texas, from its inception in February 1992 until its merger with CT Holdings in February 1996 and was Chairman of the Board of Directors of LoneStar from December 1994 until February 1996. During his tenure at LoneStar, Mr. Solomon also served as developer and executive producer of SportsWaves!, a division of LoneStar that produced syndicated television programs covering the National Football League and other professional and collegiate sports. Mr. Solomon is also Chairman of the Board of Directors and Chief Executive Officer of How2.com, Inc., a subsidiary of CT Holdings.

VICTOR K. KIAM, II has served as a director of CT Holdings since July 1996 and has served as Chairman of CT Holdings since January 1998. Mr. Kiam is Chairman of Remington Products, L.L.C., a manufacturer, distributor and marketer of electrical shavers and other consumer products, and has served in various managerial capacities at Remington since 1979. From 1988 to 1992, Mr. Kiam was Chairman of the New England Patriots Football Team. Mr. Kiam also serves on the boards of directors of several other consumer product companies (including Ronson, plc, a marketer of lighters and consumer products). Mr. Kiam also serves on the Board of Directors of How2.com.

LAWRENCE LACERTE has served as a director of CT Holdings since January 1999. Mr. Lacerte has served as President of Lacerte Technologies, Inc., a Dallas based investment firm, since July 1998. From 1978 until July 1998, Mr. Lacerte served as Chairman and Chief Executive Officer of Lacerte Software Corporation, a tax and accounting software company. In June 1998, Lacerte Software was acquired by Intuit Corporation. Mr. Lacerte also serves on the Boards of Directors of Universal Display Corporation, a publicly traded company engaged in the research and development of flat panel displays, and Teraglobal Communications Corp., a publicly traded communications technology company that designs and markets microprocessor and software-based products and services for real-time communications. Mr. Lacerte also serves as Vice Chairman of the Board of Directors of How2.com.

CHRIS A. ECONOMOU has served as a director of CT Holdings since February 1996, and was a director of LoneStar from June 1993 until its merger with CT Holdings. Mr. Economou has been engaged in the private practice of law in Fort Lauderdale, Florida, primarily in the transactional and corporate areas since 1988. He served as Executive Vice President, Secretary and General Counsel of Miami Subs Corporation from August 1992 until June 1994 and as a director from 1989 to 1994.

MARK ROGERS has served as a director of CT Holdings since July 1996. Since 1989, Mr. Rogers has served as a partner and Chief Operating Officer of NFT Ventures, a venture capital fund established by Ray Noorda, the founder of Novell, Inc. In connection with his position at NFT Ventures, Mr. Rogers advises several computer software companies in Texas, Utah and Silicon Valley, with respect to various strategic and developmental matters. Mr. Rogers also serves on the boards of directors of CollegeLink.com Incorporated, an online college application assistance company, and several other high-tech companies.

MICHAEL RUFF has served as a director of CT Holdings since July 1998. Mr. Ruff served as chairman of the board of directors of Texas Central Bank, N.A., from February 1998, and as a member of the board of directors of the bank from December 1995, until the sale of Texas Central Bank to BankUnited in August 1999. Mr. Ruff has served as president of Lennox Properties Inc., a real estate development company specializing in single and multi family developments in Dallas, Colorado Springs and Atlanta, since June 1997 and as vice president since June 1995. Mr. Ruff is President of Icarus Investments, Inc. (formerly ALR, Inc.), a non-diversified hedge fund specializing in public securities investments. He also served as Vice President of Icarus from August 1994 until his appointment as President in August 1996. Mr. Ruff received his degree in economics from Rice University. Mr. Ruff also serves on the Board of Directors of Newsmax.com, an online news organization.

DR. AXEL SAWALLICH has served as a director of CT Holdings since February 1996 and was a director of LoneStar from March 1993 until its merger with CT Holdings. Since January 1997, Dr. Sawallich has been chief investment consultant for Lifeplan Investments, Vienna, Austria. Since 1993, he has been the managing partner of Global Invest, an investment firm located in Vienna. From 1991 until 1994, he also was a consultant for Serco Investment Counseling Corporation. From 1989 to 1990, Dr. Sawallich was the general manager and director of the Vienna regional branch of Allgemeine Sparkasse Bank AG. From 1985 to 1989, Dr. Sawallich was with Bank fur Arbeit und Wirtschaft AG, Vienna, serving as the deputy head of the credit department until 1986 and as the Executive Vice President of the Bank's Bureau for Commercial Customers thereafter. Dr. Sawallich has also been acting as an independent, publicly certified, investment advisor since 1993.

         There are no family relationships among any of our directors or executive officers. See "Certain Relationships and Related Transactions" for a description of transactions between us and our directors, executive officers or their affiliates.

EXECUTIVE OFFICERS

         Our executive officers are as follows:


NAME                    AGE             POSITION WITH CT HOLDINGS
----                    ---             -------------------------
Steven B. Solomon        35      President, Chief Executive Officer, Assistant Secretary and Director
Carl E. Banzhof          33      Chief Technology Officer
Lester Sideropoulos      44      Vice President of Sales

         Information concerning the business experience of Mr. Solomon is provided under the caption "--Directors" above. Set forth below is information concerning the business experience of our other executive officers.

CARL E. BANZHOF has served as Chief Technology Officer since July 1997, prior to which he served as Vice President - Development of Network Products since joining CT Holdings in February 1996. Mr. Banzhof has more than 15 years of experience in the software industry, including designing, developing and marketing software products, building software development teams and organizations and managing products in network management and PC desktop markets. He was the founding partner and Vice President of Software Engineering from 1992 to

1995 of Circuit Masters Software, Inc., a software company which developed and marketed network management utilities for Novell NetWare environments, and was acquired by CT Holdings in February 1996. Prior to joining Circuit Masters, Mr. Banzhof was lead software developer from 1988 to 1992 at Fluor Daniel Engineering, a software development and worldwide engineering company.

LESTER SIDEROPOULOS has served as Vice President of Sales since joining CT Holdings in January 1999. Mr. Sideropoulos has over 20 years experience in sales. Prior to joining CT Holdings, Mr. Sideropoulos was Director of Business Technology at Constellation Technology, a developer of data acquisition systems from January 1998 to January 1999, Director of Sales for Oxford Instruments, a developer of nuclear detection systems from May 1993 to January 1998, and has held various other product management and direct sales positions during his 20 year career.

DIRECTORS' COMPENSATION

         Our directors do not receive cash compensation for attendance at Board of Directors or committee meetings, but may be reimbursed for some expenses in connection with attendance at Board and committee meetings.

COMPENSATION OF EXECUTIVE OFFICERS

         The total compensation for the three fiscal years ended February 28, 1999 of Steven B. Solomon, our Chief Executive Officer (and the chief executive officer of LoneStar prior to its merger with CT Holdings); Richard L. Travis, Jr., our former Chief Operating Officer and Chief Financial Officer; Carl E. Banzhof, our Chief Technology Officer; and Bennett Klein, our former Vice President of Business Development (the "named executive officers"), is set forth below in the following Summary Compensation Table. No other person received cash compensation in excess of $100,000 during the fiscal year ended February 28, 1999.

                           SUMMARY COMPENSATION TABLE



                                                      ANNUAL COMPENSATION                   LONG-TERM
                                     --------------------------------------------------   COMPENSATION
                                                                                             AWARDS
                                                                                             ------

                                                                              OTHER
                                                                              ANNUAL          SHARES
  NAME AND POSITION                  FISCAL                                COMPENSATION     UNDERLYING      ALL OTHER
  -----------------                   YEAR    SALARY($)       BONUS($)         ($)          OPTIONS (#)   COMPENSATION ($)
                                     -----    ---------       --------     ------------    -----------   ----------------
Steven B. Solomon ............        1999     150,538        120,500         11,400(2)           0(3)       9,975(2)
 President, ..................        1998     135,000        104,000(1)      11,400(2)           0          8,342(2)
 CEO and Asst ................        1997     120,000         66,496         11,400(2)                      7,446(2)
 Sect'y

Richard L. Travis, Jr ........        1999     136,667         25,000         11,400(4)           0(3)       5,400
 Former COO/CFO and ..........        1998     130,000         10,000         11,400(4)   1,150,000         23,552(4)
 Sect'y ......................        1997      29,791(4)           0         11,400(4)           0              0

Carl E. Banzhof ..............        1999     115,000              0              0              0          4,093
 Chief Technology ............        1998     100,625            500              0        100,000          3,552
 Officer .....................        1997     103,228          1,000              0              0              0

Bennett Klein
 Former V.P. - Business ......        1999     135,000         37,000(5)           0              0         61,467(5)
 Development .................        1998      21,548(5)           0              0        300,000              0

(1) During fiscal 1998, in connection with the discharge of a debt owed to us, Mr. Solomon forgave $79,000 in accrued compensation due him. See "Certain Relationships and Related Transactions."

(2) Mr. Solomon received a car allowance of $950 per month and health, life and disability insurance during each fiscal year. Subsequent to the end of fiscal 1999, Mr. Solomon entered into an employment agreement with How2.com, pursuant to which How2.com now pays Mr. Solomon's salary.

(3) Excludes 6,600,000 and 60,000 shares underlying options granted during the year by How2.com to Messrs. Solomon and Travis respectively. Mr. Travis was originally granted 120,000 shares underlying options that vested over a three year period, but pursuant to the terms of his Settlement and Release Agreement with us, 60,000 of such shares underlying options were forfeited and the remaining 60,000 options were vested immediately. See "Employment Contracts and Termination of Employment Agreements" and "Certain Relationships and Related Transactions."

(4) Mr. Travis received a car allowance of $950 per month for fiscal years 1997 (December 1996 through February 1997), 1998 and 1999 and health, life and disability insurance during each fiscal year. Pursuant to Mr. Travis' employment agreement, Mr. Travis could elect to receive our common stock in lieu of some raises in salary. Mr. Travis exercised this option during fiscal year 1998, and in connection therewith, received 70,000 shares of our common stock (valued at $20,000). Mr. Travis commenced working for us in December 1996 and resigned from CT Holdings effective January 14, 2000.

(5) Mr. Klein commenced working for us in January 1998 and resigned from CT Holdings effective March 1, 2000. In connection with his employment agreement, Mr. Klein received a relocation package of $56,542 and 100,000 shares of our common stock as a sign-on bonus, valued at $37,000 as of the date of grant. Mr. Klein also received, as part of his employment agreement, health, life and disability insurance.

OPTION GRANTS DURING FISCAL YEAR 1999

         We did not grant any stock options or stock appreciation rights to the named executive officers during the fiscal year ended February 28, 1999. How2.com granted stock options to the named executive officers during the 1999 fiscal year, as described in "Certain Relationships and Related Transactions."

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

         The following table describes, for each of the named executive officers, options exercised and the potential values for their unexercised in-the-money options at February 28, 1999 (we issued no SARs during the 1999 fiscal year):



                                                                                                                     VALUE OF
                                                                                         NUMBER OF                 UNEXERCISED
                                                                                        SECURITIES                 IN-THE-MONEY
                                                                                        UNDERLYING               OPTIONS/SARS AT
                                                                                        UNEXERCISED              FISCAL YEAR END
                                                                                      OPTIONS/SARS AT               ($) (2)
                                        SHARES                                      FISCAL YEAR END($)              -------
                                      ACQUIRED ON              VALUE                ------------------
                                       EXERCISE               REALIZED                 EXERCISABLE/               EXERCISABLE/
          NAME                             (#)                ($) (1)                 UNEXERCISABLE              UNEXERCISABLE
          ----                        -----------             ---------           --------------------          -----------------
Steven B. Solomon ............         3,175,000(3)           878,750(3)                      0/0(4)                         0/0(4)

Richard L. Travis, Jr ........         1,100,000              363,750                         0/0(4)                         0/0(4)

Carl E. Banzhof ..............                 0                    0                   100,000/0(4)                   298,000/0(4)

Bennett Klein ................                 0                    0             133,328/166,672                387,984/485,016

(1) Based on the market price on the date exercised less the exercise price payable for each share.

(2) Based on the fair market value of our common stock at February 28, 1999 per share less the exercise price payable for each share.

(3) Excludes options to purchase 4,000,000 shares of How2.com granted to and exercised by Mr. Solomon during the 1999 fiscal year and 1,000,000 options to purchase shares of How2.com granted to and exercised by Mr. Solomon subsequent to the end of the 1999 fiscal year.

(4) Excludes How2.com options to purchase 1,600,000 shares for Mr. Solomon (1,000,000 of which are currently unexercisable), 60,000 shares for Mr. Travis (all of which are currently exercisable), and 100,000 for Mr. Banzhof (all of which are currently unexercisable).

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AGREEMENTS

         CT Holdings has entered into employment agreements with each of Messrs. Solomon and Klein. The annual base salaries being paid to Messrs. Solomon and Klein were $165,000 and $135,000, respectively, as of February 28, 1999, and the employment agreements provide for periodic salary increases and bonuses. The employment agreements continue until February 2002 and January 2001, respectively for Messrs. Solomon and Klein, and annually thereafter until terminated by either party. In addition, the employment agreements provide for severance benefits ranging from six months of base salary (for Mr. Klein), or the greater of (i) the remaining term of the contract, discounted at a rate of six percent, or (ii) 24 months of base salary (for Mr. Solomon), in the event of termination without cause or constructive termination. Mr. Solomon has entered into an Employment Agreement with How2.com effective as of January 1, 1999, and CT Holdings ceased paying Mr. Solomon's salary effective as of July 1, 1999.

         Richard L. Travis, Jr., CT Holdings' former Chief Operating Officer and Chief Financial Officer, resigned from CT Holdings and his employment agreement was terminated effective as of January 14, 2000. In connection with his resignation from CT Holdings and the termination of his employment agreement, Mr. Travis and CT Holdings entered into a Settlement and Release Agreement which provides, among other things, for the payment of an aggregate of $50,001 to Mr. Travis in three equal monthly installments of $16,667 commencing on the last day of each of the first three months following Mr. Travis' resignation from CT Holdings. The Settlement and Release Agreement also provides for Mr. Travis to perform some financial consulting services for CT Holdings (as an independent contractor) until April 14, 2000. See "Certain Relationships and Related Transactions."

         Bennett Klein, CT Holdings' former Vice President of Business Development, resigned from CT Holdings and his employment agreement was terminated effective March 1, 2000. In connection with his resignation from CT Holdings and the termination of his employment agreement, Mr. Klein and CT Holdings entered into a Settlement and Release Agreement which provides, among other things, for the accelerated vesting of his 83,342 remaining options, the waiver of payment of the exercise price of those options, and Mr. Klein's forfeiture of any right to severance payments.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Mr. Solomon is our Chief Executive Officer and President and one or our directors and serves as the Chief Executive Officer and Chairman of the Board of Directors of How2.com. Other than Mr. Solomon, none of our executive officers serve as members of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee. See "Certain Relationships and Related Transactions" for information regarding transactions with members of the compensation committee.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following is a discussion of some relationships and related transactions between CT Holdings and its officers, directors and principal shareholders. Please see below for a discussion of some relationships and related transactions between How2.com and CT Holdings and its officers, directors and principal shareholders.

         During January 2000, CT Holdings entered into a Settlement and Release Agreement with Mr. Travis in connection with his resignation as CT Holdings' Chief Operating Officer and Chief Financial Officer and the termination of his employment agreement. The Settlement and Release Agreement provides for the payment of an aggregate of $50,001 to Mr. Travis in three equal monthly installments of $16,667 commencing on the last day of each of the first three months following Mr. Travis' resignation from CT Holdings. Also, in connection with the Settlement and Release Agreement, CT Holdings agreed to forgive an aggregate of $295,000, plus accrued interest, of indebtedness owed by Mr. Travis to CT Holdings.

         During fiscal year 1999, CT Holdings advanced funds to Mr. Solomon in the amount of approximately $780,000 during the third quarter and $745,000 during the fourth quarter. Both advances were evidenced by unsecured promissory notes bearing interest at 5%. The entire balance with the exception of $145,000 was repaid prior to the end of the fiscal year. The remaining balance was paid as of April 30, 1999.

         CT Holdings contracted with Metamor Software Solutions, a division of Metamor Worldwide, Inc. (formerly CORESTAFF, Inc.) to provide various development services for CT Holdings. CT Holdings incurred approximately $600,000 and $115,000 in expenses related to these services during the fiscal years ended February 28, 1999 and 1998, respectively. Mr. Johnsen, a former director of CT Holdings, was the Executive Vice President of Metamor during this time period, and Mr. Pierce, a former director of CT Holdings, was Chief Financial Officer of Metamor during that time and is now a director of Metamor. In June 1999, Mr. Johnsen joined How2.com as President and Chief Operating Officer and a director, and Mr. Pierce joined the board of How2.com.

         During the fiscal year ended February 28, 1999, CT Holdings and How2.com incurred legal fees in the amount of approximately $140,000 to Wood, Exall & Bonnet, L.L.P. In fiscal 1998, CT Holdings incurred approximately $70,000 in legal fees to that firm. David Wood, a partner of such firm, is the brother-in-law of Steven B. Solomon. Mr. Wood also serves as General Counsel of How2.com.

         In connection with a $1,125,000 8% redeemable convertible note offering dated June 9, 1997, CT Holdings former chairman, Gilbert Gertner, pledged stock of a company controlled by him to secure the repayment of up to $500,000 of this indebtedness. In connection with this pledge, CT Holdings paid Mr. Gertner a fee of $25,000. On February 15, 1998 CT Holdings restructured this indebtedness and in connection therewith Mr. Gertner's collateral was released.

CERTAIN TRANSACTIONS BETWEEN CT HOLDINGS' EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS AND HOW2.COM

         Since its inception on January 7, 1999, How2.com has issued and sold common stock to CT Holdings and the executive officers and directors listed below:


                                           SHARES OF                    AGGREGATE
             INVESTOR                  COMMON STOCK (1)(#)            PURCHASE PRICE($)
             --------                  -------------------            -----------------
Lawrence Lacerte .................         2,400,000                     4,000,000

CT Holdings, Inc. ................        20,000,000                       191,000(2)

Michael Ruff (3) .................         2,300,000                     3,075,000

------------------

(1) Does not include shares issued pursuant to the exercise of options.

(2) $141,000 of which represents an intercompany payable for services performed by and expenditures paid by CT Holdings in support of How2.com.'s initial operations, which amount was converted into equity subsequent to June 30, 1999.

(3) Represents shares owned by Icarus Investments I, Ltd., of which Mr. Ruff is the president of the general partner.

         How2.com sold the shares of its common stock to finance its development activities, operations and acquisitions. How2.com issued the shares of common stock to CT Holdings on January 7, 1999 in a private transaction for a promissory note plus the provision of services including administrative, personnel, facilities and financial services through June 30, 1999. None of the investors were affiliated with How2.com prior to purchasing these shares, other than Mr. Lacerte, who served as a director of CT Holdings at the time, and Mr. Ruff, who also served as a director of CT Holdings.

         How2.com has granted options to purchase How2.com shares to some of CT Holdings' directors and executive officers and some of the directors and executive officers have exercised such options. How2.com granted options to purchase 6,600,000 shares of its common stock to Mr. Solomon (5,000,000 of which have been exercised at a weighted average exercise price of $0.07 per share), 600,000 shares to Mr. Rogers (100,000 of which have been exercised at a weighted average exercise price of $0.25 per share), 60,000 to Mr. Travis, 100,000 to Mr. Banzhof and 40,000 to Mr. Sideropoulos. How2.com has also granted Icarus Investments warrants to purchase 1,000,000 shares of How2.com common stock (300,000 of which have been exercised at an exercise price of $.25 per share).

         During 1999 How2.com loaned an aggregate of $700,000 to Mr. Solomon, which loans have been repaid in full. These loans bore interest at five percent per annum, had a maturity of less than two years, were full recourse and were secured by a pledge of 4,000,000 shares of CT Holdings' stock owned by Mr. Solomon. In addition, in July 1999 after repayment of the $700,000 in loans, How2.com loaned $250,000 to Mr. Solomon, which loan has been repaid in full. This loan which bore interest at five percent per annum was full recourse, had a maturity of less than three months, and was secured by a pledge of 1,000,000 shares of How2.com common stock owned by Mr. Solomon. In December 1999, Mr. Solomon loaned How2.com $4,000,000 pursuant to promissory notes bearing interest at 5 percent per year.

CERTAIN TRANSACTIONS BETWEEN CT HOLDINGS AND HOW2.COM

         As of November 30, 1999, CT Holdings owned approximately 45.6% of How2.com's outstanding shares of common stock. Through June 30, 1999, CT Holdings provided various services to How2.com, including the professional services of a number of its executives and employees. In consideration for these services, CT Holdings allocated a portion of its overhead costs related to such services to How2.com. These allocated expenses, totaling approximately $141,000, were contributed to How2.com as a portion of the consideration for the shares of

How2.com issued to CT Holdings. Management of CT Holdings believes that the amounts allocated to How2.com have been no less favorable to it than the expenses it would have incurred to provide such services on its own or from unaffiliated third parties. None of these services have been provided to How2.com pursuant to any written agreement between How2.com and CT Holdings. In addition, CT Holdings has guaranteed the obligations of How2.com under an office lease in Santa Monica, California.

         In the past, CT Holdings has borrowed cash from How2.com to cover short-term cash requirements. How2.com has made those loans to CT Holdings, totaling approximately $578,000, pursuant to a promissory note secured by 300,000 shares of How2.com common stock owned by CT Holdings. The note is due upon demand and bears interest at five percent per annum. As of December 31, 1999, CT Holdings had repaid How2.com $500,000 under these notes.

         CT Holdings has announced that, subject to compliance with SEC and state regulations and the expiration of a lock-up agreement with How2.com's underwriters of its proposed initial public offering, CT Holdings intends to initiate a distribution of 15% of the shares of How2.com's common stock that CT Holdings owns. If there are problems associated with compliance with SEC requirements or state law, then the distribution of How2.com shares may be delayed or may not occur. There can be no assurance that CT Holdings will complete the distribution on the proposed terms or at all.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         CT Holdings' Bylaws provide that CT Holdings will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by law. CT Holdings believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties, and permits CT Holdings to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. CT Holdings has in place liability insurance for its officers and directors.

         In addition, CT Holdings' Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to CT Holdings and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to CT Holdings for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling CT Holdings pursuant to the foregoing provisions, CT Holdings has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. CT Holdings believes that its Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                             PRINCIPAL STOCKHOLDERS

         As of December 30, 1999, there were issued and outstanding 44,870,698 shares of our common stock. There is no other class of voting security of ours issued or outstanding.

         The following table sets forth the number of shares of CT Holdings' common stock beneficially owned, as of December 30, 1999 by:

         o each person known to CT Holdings to own more than 5% of the outstanding common stock of CT Holdings (the only class of voting securities now outstanding);

         o        each director;

         o        each named executive officer; and

         o all directors, named executive officers and other executive officers as a group.

         Unless otherwise indicated, the number of shares and percentage of ownership of common stock for each of the stockholders set forth below assumes that shares of common stock that the stockholder may acquire within sixty days of December 30, 1999 are outstanding. Except as otherwise indicated, all shares are owned directly and the owner has the sole voting and investment power with respect thereto.


                                                 NUMBER OF         APPROXIMATE PERCENT OF
              NAME AND ADDRESS                  SHARES OWNED               CLASS
              ----------------                  ------------       ----------------------
Carl E. Banzhof (1)
 3811 Turtle Creek Blvd., Suite 770
 Dallas,  Texas  75219 ......................      159,401                     *

Gilbert Gertner (2)
 1300 Post Oak Blvd., Suite 1985
 Houston,  Texas 77056 ......................    2,345,000                   5.2%

Chris A. Economou
 150 North Federal Highway, Suite 210
 Fort Lauderdale, Florida 33301 .............      474,400                   1.1%

Icarus Investments I, Ltd. (3)
 8144 Walnut Hill Lane, Suite 172
 Dallas,  Texas 75231 .......................    4,750,000                  10.6%

Victor K. Kiam, II (4)
 RPI Corporation
 350 Fifth Avenue, Suite 5408
 New York,  New York 10018 ..................      744,452                   1.7%

Bennett Klein (5)
 3811 Turtle Creek Blvd., Suite 770
 Dallas,  Texas 75219 .......................      208,325                     *

Lawrence Lacerte
 13155 Noel Road - Suite 2200
 Dallas,  Texas 75225 .......................      600,000                   1.3%

Metamor Worldwide, Inc. (6)
 4400 Post Oak Parkway, Suite 1100
 Houston,  Texas 77027 ......................    5,781,937                  12.9%

Mark Rogers
 NFT Ventures, Inc. .........................
 751 Laurel Street, No.19
 San Carlos,  California 94070 ..............      401,500                     *

Michael Ruff (3)
 Icarus Investments I, Ltd. .................
 8144 Walnut Hill Lane, Suite 172
 Dallas,  Texas 75231 .......................    4,895,000                  10.9%

Dr. Axel Sawallich (7)
 Beatrixgasse 3
 A-1030 Vienna,  Austria ....................      137,144                     *

Steven B. Solomon
 3811 Turtle Creek Blvd., Suite 600
 Dallas,  Texas 75219 .......................    5,485,993                  12.2%

Lester Sideropoulos (8)
 3811 Turtle Creek Blvd., Suite 770
 Dallas,  Texas  75219 ......................       66,668                     *

Richard L. Travis, Jr
 3811 Turtle Creek Blvd., Suite 770
 Dallas,  Texas 75219 .......................    1,220,000                   2.7%

All executive officers and directors
 as a group (10 persons) (9) ................   13,172,483                  29.4%

--------------------

*Less than 1%.

(1) Includes 100,000 shares presently issuable pursuant to options to purchase common stock and 2,000 shares owned by his spouse.

(2) Includes 1,462,500 shares presently issuable pursuant to options to purchase common stock held by Mr. Gertner.

(3) Includes 1,750,000 shares presently issuable pursuant to warrants to purchase common stock owned by Icarus Investments I, Ltd. ("Icarus"). Based solely on the 13G/A (Amendment No. 1) filed with the Securities and Exchange Commission ("SEC") on July 15, 1998 with respect to CT Holdings' common stock owned by Icarus. According to the 13G/A (Amendment No. 1), Icarus may be deemed to own beneficially 3,000,000 shares of common stock, acquired for investment purposes. Mr. Ruff's shares include the Icarus shares and shares owned by Mr. Ruff, individually.

(4) Includes 250,000 shares held by RPI, Inc., a company owned and controlled by Mr. Kiam.

(5) Consists of 208,325 shares presently issuable pursuant to options to purchase common stock subject to options vesting within 60 days of December 30, 1999.

(6) Includes 2,000,000 shares presently issuable pursuant to warrants to purchase common stock. Based solely on the 13D/A (Amendment No. 2) filed with the SEC on November 24, 1999 with respect to CT Holdings' common stock owned by Metamor.

(7) Includes 12,144 shares held by Dr. Sawallich as trustee, over which he has voting and dispositive power.

(8) Includes 66,668 shares presently issuable pursuant to options to purchase common stock held by Mr. Sideropoulos.

(9) Includes shares issuable pursuant to presently exercisable options or warrants or options or warrants exercisable within 60 days of December 30, 1999, held by Messrs. Banzhof, Klein, Ruff, Sideropoulos and/or their affiliates.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 60,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share.

COMMON STOCK

         There were 44,870,698 shares of our common stock outstanding and held of record by approximately 986 stockholders as of December 30, 1999.

         Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because the shares of common stock do not have cumulative voting rights, the holders of more than 50 percent of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors. Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding-up, and subject to the prior distribution rights of the holders of outstanding shares of preferred stock, if any, the holders of shares of our common stock shall be entitled to receive pro rata all the remaining assets available for distribution to our stockholders. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable, and the shares to be issued pursuant to this Offering shall be fully paid and nonassessable, assuming compliance with the exercise provisions of the related warrants.

         Our Board of Directors is authorized to issue additional shares of common stock, not to exceed the amount authorized by our Certificate of Incorporation, and to issue options and warrants for the purchase of such shares, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action. The above description concerning our common stock does not purport to be complete. Reference is made to our Certificate of Incorporation and By-laws which are available for inspection upon proper notice at our offices, as well as to the applicable statutes of the State of Delaware for a more complete description concerning the rights and liabilities of stockholders.

PREFERRED STOCK

         We currently have no outstanding shares of preferred stock. The Board of Directors has the authority, without further action by our stockholders, to issue up to one million shares of preferred stock in one or more series and to fix the rights, preferences and privileges thereof, including dividend rates and preferences, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. Although they presently have no intention to do so, the Board of Directors, without stockholder approval, could issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock may also have the effect of delaying or preventing a change of control of us.

WARRANTS

         In addition to the shares of our common stock that are issuable upon the exercise of the warrants held by the several selling stockholders, we have issued to Metamor Worldwide, Inc. warrants to purchase 2,000,000 shares of our common stock and to Icarus Investments I, Ltd. warrants to purchase 1,750,000 shares of our common stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

         We are subject to the provisions of Section 203 of the Delaware General Corporation law and anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in some employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

         Our Certificate of Incorporation includes a provision that allows the Board of Directors to issue preferred stock in one or more series with such voting rights and other provisions as the Board of Directors may determine. This provision may be deemed to have a potential anti-takeover effect and the issuance of preferred stock in accordance with such provisions may delay or prevent a change of control of us. See "-- Preferred Stock."

REGISTRATION RIGHTS

         The holders of approximately 4,536,537 shares of common stock, also referred to as the Registrable Securities, or some of their transferees, will be entitled to some rights with respect to the registration of such shares for sale under the Securities Act. Such holders may request that we file a registration statement under the Securities Act with respect to such common stock, after which we must use its best efforts to effect such registration, subject to some conditions. The registration statement of which this prospectus forms a part was filed as a result of the demand of some of such Holders. Holders of such registration rights may have two requests for registration until such time as we qualify for registration of the offer and sale of our securities on Form S-3 under the Securities Act. After such qualification, such Holders may make an unlimited number of requests for registration of such shares on Form S-3, subject to the limitation that we will not be obligated to effect a registration more than once during any year. Finally, if we propose to register any of our securities for sale under the Securities Act (with some exceptions), either for our own account or the account of other shareholders, holders of Registrable Securities are entitled to "piggyback" onto our registration by requesting inclusion of their Registrable Securities in the registration. However, the underwriters of any offering which includes Registrable Securities retain the right to limit the number of shares to be included in the offering. These registration rights will expire as to any holder when such holder has disposed of all of its Registrable Securities or may resell under Rule 144. In general, we are required to bear the expenses of all requested registrations, provided that holders participating in the registration are required to bear their pro rata share of underwriting discounts and commissions.

STOCK TRANSFER AGENT AND REGISTRAR

         The stock transfer agent and registrar for our common stock is American Securities Transfer & Trust, Inc., 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

                                  LEGAL MATTERS

         The validity of the shares offered hereby has been passed upon for us by Wood, Exall & Bonnet, L.L.P. Mr. David Wood, a partner of Wood, Exall & Bonnet, L.L.P., is the brother-in-law of Steven Solomon, our Chief Executive Officer. Mr. Wood owns 100,000 shares of our common stock. Mr. Wood is also General Counsel of How2.com.

                                     EXPERTS

         Our consolidated financial statements as of February 28, 1999 and 1998, and for the years then ended have been included in the registration statement in reliance upon the report of Grant Thornton LLP, independent auditors, given upon their authority as experts in accounting and auditing.

                                CT HOLDINGS, INC.
                       (FORMERLY CITADEL TECHNOLOGY, INC.)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                 PAGE
                                                                                                 ----

Audited Annual Financial Statements
         Report of Independent Accountants dated June 11, 1999..........................         F-2

         Consolidated Balance Sheets as of February 28, 1999 and 1998...................         F-3

         Consolidated Statements of Operations for the years ended
            February 28, 1999 and 1998..................................................         F-5

         Consolidated Statements of Stockholders' Equity for the years ended
            February 28, 1999 and 1998..................................................         F-6

         Consolidated Statements of Cash Flows for the years ended
            February 28, 1999 and 1998..................................................         F-9

         Notes to Consolidated Financial Statements.....................................         F-11

Interim Consolidated Financial Statements

         Consolidated Balance Sheets as of November 30, 1999 (unaudited) and
            February 28, 1999 (audited).................................................         F-27

         Consolidated Statement of Operations for the nine months ended
            November 30, 1999 and 1998 (unaudited)......................................         F-29

         Consolidated Statements of Cash Flows for the nine months ended
            November 30, 1999 and 1998 (unaudited)......................................         F-30

         Notes to Consolidated Financial Statements.....................................         F-31

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
CT Holdings, Inc.


We have audited the accompanying consolidated balance sheets of CT Holdings, Inc. (formerly Citadel Technology, Inc.) as of February 28, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CT Holdings, Inc. as of February 28, 1999 and 1998, and the consolidated results of its operations and its consolidated cash flows for each of the years then ended, in conformity with generally accepted accounting principles.



GRANT THORNTON LLP

Dallas, Texas
June 11, 1999

                                CT HOLDINGS, INC.

                           CONSOLIDATED BALANCE SHEETS


                                                                           February 28,
                                                                    -------------------------
                 ASSETS                                                1999          1998
                                                                    -----------   -----------
CURRENT ASSETS
    Cash and cash equivalents                                       $ 3,386,369   $     8,555
    Accounts receivable-trade, less allowance for returns and
       doubtful accounts of $1,208,000 and $681,000                     466,288       435,615
    Receivables from sale of common stock of subsidiary               6,042,000            --
    Notes receivable from related parties                               478,933       376,487
    Inventory                                                           148,676        57,513
    Prepaid expenses                                                    208,223        71,980
                                                                    -----------   -----------

                 Total current assets                                10,730,489       950,150

PROPERTY AND EQUIPMENT, NET                                             386,901       387,923

PURCHASED SOFTWARE, net of accumulated
    amortization of $2,718,486 and $1,788,000                         1,394,706     3,462,879

CAPITALIZED SOFTWARE DEVELOPMENT COSTS,
    net of accumulated amortization of $577,000 and $150,000          1,181,052     1,011,432

OTHER ASSETS                                                            448,372       350,650
                                                                    -----------   -----------

                                                                    $14,141,520   $ 6,163,034
                                                                    ===========   ===========

                                CT HOLDINGS, INC.


                                                                                     February 28,
                                                                              ----------------------------
    LIABILITIES AND STOCKHOLDERS' EQUITY                                          1999            1998
                                                                              ------------    ------------
CURRENT LIABILITIES
    Cash overdraft                                                            $         --    $     10,249
    Current maturities of long-term debt                                           311,812       1,270,565
    Notes payable                                                                  347,424         842,174
    Accounts payable and accrued expenses                                        2,247,600       2,274,141
                                                                              ------------    ------------

          Total current liabilities                                              2,906,836       4,397,129

OTHER LIABILITIES
    Debt, less current maturities                                                       --         478,044
    Minority interest in consolidated subsidiary                                 2,742,432              --
                                                                              ------------    ------------

          Total liabilities                                                      5,649,268       4,875,173

COMMITMENTS AND CONTINGENCIES                                                           --              --

STOCKHOLDERS' EQUITY
    Common stock, $.01 par value per share; authorized,
       60,000,000 shares; issued and outstanding, 43,259,274
       shares in 1999 and 25,881,327 shares in 1998                                432,592         258,813
    Preferred stock, $.01 par value per share; authorized, 1,000,000 shares; issued and outstanding
          Series B convertible, 50 shares (liquidation value, 50,000)                    1               1
          Series C convertible,  5,000 shares in 1998 (liquidation
               value, $500,000)                                                         --              50
          Series D convertible, 2,000 shares in 1999 (liquidation
               value, $2,000,000)                                                       20              --
    Equity notes                                                                   150,000         944,000
    Additional paid-in capital                                                  32,985,018      16,058,442
    Accumulated deficit                                                        (20,641,875)    (13,473,206)
    Treasury stock, at cost (4,164,613 common shares)                           (2,500,239)     (2,500,239)
    Notes receivable for the exercise of stock options
       Officers and directors                                                   (1,857,577)             --
       Others                                                                      (75,688)             --
                                                                              ------------    ------------

          Total stockholders' equity                                             8,492,252       1,287,861
                                                                              ------------    ------------

                                                                              $ 14,141,520    $  6,163,034
                                                                              ============    ============




        The accompanying notes are an integral part of these statements.

                                CT HOLDINGS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                 Years ended February 28,
                                                               ----------------------------
                                                                   1999           1998
                                                               ------------    ------------
NET SALES                                                      $  4,439,608    $  1,613,326

COST OF SALES, EXCLUDING DEPRECIATION AND AMORTIZATION              190,461          78,429
                                                               ------------    ------------

                 Gross profit                                     4,249,147       1,534,897

OPERATING EXPENSES
    Selling, general and administrative expenses                  5,817,188       3,056,408
    Provision for uncollectible receivables                       1,231,092         368,897
    Depreciation and amortization                                 1,569,519       1,270,708
    Research and development expense                                485,275         161,010
    Write-off of capitalized software costs                       1,422,697              --
                                                               ------------    ------------
                                                                 10,525,771       4,857,023


                 Operating loss                                  (6,276,624)     (3,322,126)

OTHER INCOME (EXPENSE)
    Interest expense                                               (141,806)       (128,929)
    Loss on sales of marketable securities                               --        (199,672)
    Litigation settlement expense                                  (822,000)             --
    Other                                                            30,932         128,017
                                                               ------------    ------------
                                                                   (932,874)       (200,584)

                 Loss before extraordinary item                  (7,209,498)     (3,522,710)

EXTRAORDINARY ITEM - FORGIVENESS OF DEBT                            459,592              --
                                                               ------------    ------------

                 Net loss                                        (6,749,906)     (3,522,710)

Preferred stock dividend requirement                               (128,956)        (14,557)
                                                               ------------    ------------

Net loss allocable to common stockholders                      $ (6,878,862)   $ (3,537,267)
                                                               ============    ============

Loss per share-basic and diluted
    Loss before extraordinary item                             $      (0.26)   $      (0.21)
    Extraordinary item                                                 0.01              --
                                                               ------------    ------------

       Net loss                                                $      (0.25)   $      (0.21)
                                                               ============    ============

Weighted average shares outstanding                              27,807,748      16,801,818
                                                               ============    ============


        The accompanying notes are an integral part of these statements.

                                CT HOLDINGS, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                   common stock                                            Additional
                                           ----------------------------    preferred        Equity          paid-in
                                              shares         Amount         stock           notes          capital
                                           ------------   ------------   ------------    ------------    ------------
Balance at March 1, 1997                     16,501,980   $    165,020   $          5    $    300,000    $ 13,370,627

Exercise of stock options
   and warrants                               1,258,100         12,581             --              --         376,197

Sale of equity notes, net of
    issuance costs of $182,244                       --             --             --       1,625,000        (182,244)

Sale of Series C Preferred Stock -
   5,000 shares, net of
   issuance costs of $78,835                         --             --             50              --         421,115

Conversions to common stock
   Debt, net of unamortized
       debt issuance costs of
       $38,667                                2,964,093         29,641             --              --         871,685
   Series B preferred stock
       and equity notes                       2,285,257         22,852             (4)       (481,000)        458,152

Redemption of equity notes                           --             --             --        (500,000)       (100,000)

Payment of dividends on
   equity notes                                 275,897          2,759             --              --          93,670

Common stock issued for
   services                                      96,000            960             --              --          24,240

Sale of common stock                          2,500,000         25,000             --              --         725,000

Purchase of treasury stock-
   3,900,000 shares                                  --             --             --              --              --

Comprehensive income (loss)
   Change in unrealized
       loss  on securities
       available for sale                            --             --             --              --              --

   Net loss                                          --             --             --              --
           Total
                                           ------------   ------------   ------------    ------------    ------------

Balance at February 28, 1998                 25,881,327        258,813             51         944,000      16,058,442



                                                          Accumulated
                                                             other
                                            Accumulated   comprehensive     Treasury         Notes
                                             deficit         income          stock         receivable        Total
                                           ------------    ------------    ------------    ------------   ------------
Balance at March 1, 1997                   $ (9,854,067)   $   (355,772)   $   (353,590)   $         --   $  3,272,223

Exercise of stock options
   and warrants                                      --              --              --              --        388,778

Sale of equity notes, net of
    issuance costs of $182,244                       --              --              --              --      1,442,756

Sale of preferred stock -
   5,000 shares, net of
    issuance costs of $78,835                        --              --              --              --        421,165

Conversions to common stock
   Debt, net of unamortized
       debt issuance costs of
       $38,667                                       --              --              --              --        901,326
   Series B preferred stock and
       equity notes                                  --              --              --              --             --

Redemption of equity notes                           --              --              --              --       (600,000)

Payment of dividends on
   equity notes                                 (96,429)             --              --              --             --

Common stock issued for
   services                                          --              --              --              --         25,200

Sale of common stock                                 --              --              --              --        750,000

Purchase of treasury stock-
   3,900,000 shares                                  --              --      (2,146,649)             --     (2,146,649)

Comprehensive income (loss)
   Change in unrealized
       loss  on securities
       available for sale                            --         355,772              --              --        355,772

   Net loss                                  (3,522,710)             --              --              --     (3,522,710)
                                                                                                          ------------
           Total                                     --              --              --              --     (3,166,938)
                                           ------------    ------------    ------------    ------------   ------------

Balance at February 28, 1998                (13,473,206)             --      (2,500,239)             --      1,287,861

                                CT HOLDINGS, INC.


                                              common stock                                          Additional
                                      ---------------------------    preferred         Equity         paid-in
                                         shares         Amount         stock           notes          capital
                                      ------------   ------------   ------------    ------------    ------------
Exercise of stock options
   and warrants                         10,943,099   $    109,431   $         --    $         --    $  3,760,738

Sale of preferred stock -
   2,000 shares of Series D
   and 5,000 shares of
   Series E                                     --             --             70              --       2,253,572

Conversion of debt to 253
   shares of Series D
   preferred stock                              --             --              3              --         252,997

Conversions to common stock
   Debt                                  1,254,766         12,548             --              --         831,535
   Equity notes and preferred
   stock - 5,000 shares of
   Series C and 253 shares
   of Series D                           1,735,082         17,350            (53)       (794,000)      1,190,466

Redemption of Series E
   preferred stock - 5,000
   shares                                       --             --            (50)             --        (562,450)

Stock options and common
   stock granted as payment
   of liabilities                          445,000          4,450             --              --         345,150

Sale of common stock,
   net of issuance costs
   of $268,855                           3,000,000         30,000             --              --       3,705,000

Stock options granted as
   consideration for
   assumption of debt by
   stockholder                                  --             --             --              --         500,000

Equity in sales of common
   stock by subsidiary                          --             --             --              --       4,649,568

Net loss                                        --             --             --              --              --
                                      ------------   ------------   ------------    ------------    ------------

Balances at February 28, 1999           43,259,274   $    432,592   $         21    $    150,000    $ 32,985,018
                                      ============   ============   ============    ============    ============



                                      Accumulated
                                         other
                                       Accumulated     comprehensive      Treasury          Notes
                                         deficit          income           stock          receivable        Total
                                      -------------    -------------   -------------    -------------    -------------
Exercise of stock options
   and warrants                       $          --    $          --   $          --    $  (1,933,265)   $   1,936,904

Sale of preferred stock -
   2,000 shares of Series D
   and 5,000 shares
   of Series E                                   --               --              --               --        2,253,642

Conversion of debt to 253
   shares of Series D
   preferred stock                               --               --              --               --          253,000

Conversions to common stock
   Debt                                          --               --              --               --          844,083
   Equity notes and preferred
   stock - 5,000 shares of
   Series C and 253 shares
   of Series D                             (413,763)              --              --               --               --

Redemption of Series E
   preferred stock - 5,000
   shares                                    (5,000)              --              --               --         (567,500)


Stock options and common
   stock granted as payment
   of liabilities                                --               --              --               --          349,600

Sale of common stock,
   net of issuance costs
   of $268,855                                   --               --              --               --        3,735,000

Stock options granted as
   consideration for
   assumption of debt by
   stockholder                                   --               --              --               --          500,000

Equity in sales of common
   stock by subsidiary                           --               --              --               --        4,649,568

Net loss                                 (6,749,906)              --              --               --       (6,749,906)
                                      -------------    -------------   -------------    -------------    -------------

Balances at February 28, 1999         $ (20,641,875)   $          --   $  (2,500,239)   $  (1,933,265)   $   8,492,252
                                      =============    =============   =============    =============    =============


         The accompanying notes are an integral part of this statement.

                                CT HOLDINGS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                            Years ended February 28,
                                                                          ----------------------------
                                                                              1999           1998
                                                                          ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                             $ (6,749,906)   $ (3,522,710)
    Adjustments to reconcile net loss to net cash used
       by operating activities
          Depreciation and amortization                                     1,569,519       1,270,708
          Common stock and options issued as payment of expenses              349,600          25,200
          Loss on sale of securities                                               --         199,672
          Write-down of software development costs                          1,422,697              --
          Extraordinary item                                                 (459,592)             --
          Provision for losses on accounts receivable
              and sales returns                                             1,231,092         368,897
          Other                                                                49,054              --
    Changes in operating assets and liabilities
       Accounts receivable                                                 (1,261,765)       (280,803)
       Notes receivable                                                      (102,446)       (131,487)
       Prepaid expenses                                                      (136,243)        (44,887)
       Inventory                                                              (91,163)        (27,500)
       Software development costs                                            (895,546)       (568,963)
       Cash overdraft                                                         (10,249)       (157,007)
       Accounts payable and accrued expenses                                  (26,541)        294,984
       Other assets                                                           (97,722)        (87,430)
                                                                         ------------    ------------

                 NET CASH USED IN OPERATING ACTIVITIES                     (5,209,211)     (2,661,326)

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures                                                     (197,095)       (160,880)
    Proceeds from sale of securities                                               --         156,100
                                                                         ------------    ------------

                 NET CASH USED IN INVESTING ACTIVITIES                       (197,095)         (4,780)

                                CT HOLDINGS, INC.


                                                                      Years ended February 28,
                                                                    --------------------------
                                                                        1999          1998
                                                                    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
    Payments on notes payable                                       $  (355,167)   $  (628,441)
    Proceeds from notes payable                                         471,900        514,528
    Proceeds from long-term debt                                             --        489,865
    Repayments on long-term debt                                        (40,659)      (119,090)
    Proceeds from sale of preferred stock                             2,253,642        421,165
    Proceeds from sale of equity notes                                       --      1,442,756
    Proceeds from sale of common stock                                5,821,904      1,138,778
    Proceeds from sale of subsidiary stock                            1,200,000             --
    Redemption of equity notes                                               --       (600,000)
    Redemption of preferred stock                                      (567,500)            --
                                                                    -----------    -----------

                 NET CASH PROVIDED BY FINANCING ACTIVITIES            8,784,120      2,659,561
                                                                    -----------    -----------

Net increase (decrease) in cash                                       3,377,814         (6,545)

Cash at beginning of the year                                             8,555         15,100
                                                                    -----------    -----------

Cash at end of the year                                             $ 3,386,369    $     8,555
                                                                    ===========    ===========


        The accompanying notes are an integral part of these statements.

                                CT HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           February 28, 1999 and 1998


NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Business

    The Company develops, markets and supports security and administration products for both computer network and desktop personal computers. The Company licenses the products through resellers, and directly to end-users, in North America, Europe and Asia Pacific. The Company also licenses its products for initial licensing fees to original equipment manufacturers ("OEM's") and receives ongoing royalties from OEMs' product sales. In January 1999, The Company incorporated How2.com, inc., which was a 63% owned subsidiary at February 28, 1999. How2.com, inc. had not begun operations at February 28, 1999. See Note L.

    Use of Estimates

    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principles of Consolidation

    The consolidated financial statements include the accounts of CT Holdings, Inc. (formerly Citadel Technology, Inc.) and its majority-owned subsidiaries (collectively, "The Company"). All material intercompany accounts and transactions have been eliminated.

    Cash and Cash Equivalents

    Cash and cash equivalents include cash in banks and all highly liquid investments with initial maturities of three months or less. Revenue Recognition

    The Company recognizes revenues when a customer's purchase order has been received, the software has been shipped (or electronically delivered), the remaining obligations are insignificant and the collection of the resulting receivables is probable.

    Revenues generated from products sold through traditional channels where the right of return exist are reduced by reserves for estimated product returns. Such reserves are based on estimates developed by management. As unused products in these channels are exposed to rapid changes in consumer preferences or technological obsolescence due to new operating systems or computing products, it is reasonably possible that these estimates may change in the future.

                                CT HOLDINGS, INC.

                           February 28, 1999 and 1998



NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -
         CONTINUED

    Revenues related to significant post-contract support agreements (generally product maintenance agreements) are deferred and recognized over the period of the agreements.

    Royalty revenues are recognized as earned unless collection of such revenues is not probable. When collection is not probable, revenues are recognized as payments are received.

    Property, Equipment and Depreciation

    Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of the assets. Software Costs

    Purchased software is recorded at cost and is amortized by the greater of the revenue method or the straight-line method over four to seven years. The Company capitalizes software development costs when technological feasibility has been established. Software development costs not qualifying for capitalization are expensed as research and development costs. Research and development expense totaled $485,275 and $161,010 in 1999 and 1998, respectively. Capitalized costs are amortized using the greater of the revenue method or the straight-line method with useful lives ranging from three to five years. The Company evaluates the estimated net realizable value of each software product at each balance sheet date and records write-downs to net realizable value for any products for which the net book value is in excess of net realizable value. Amortization expense was $1,371,402 and $1,083,479 in fiscal 1999 and 1998, respectively. During fiscal 1999, software costs were written down by $1,422,697. It is reasonably possible that future events could cause a reduction in the amortization period of software costs, or additional write downs may be required.

    Stock-Based Compensation

    The Company accounts for stock-based employee compensation as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" (Opinion No. 25) and the related interpretations. The pro forma information required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement No. 123) is disclosed in Note F.

                                CT HOLDINGS, INC.

                           February 28, 1999 and 1998

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -
         CONTINUED

    Fair Value of Financial Instruments

    The Company's financial instruments consist of cash and cash equivalents, marketable securities, notes receivable and debt instruments. Carrying values approximate fair value because of their short-term maturities. Net Income (Loss) Per common Share

    The Company computes basic income (loss) per common share based on the weighted average number of common shares outstanding. Income (loss) per common share - diluted is computed based on the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if dilutive potential common shares, consisting of stock options, warrants and shares issuable upon conversion of debt, had been issued; income is adjusted for interest on the convertible debt. Per share data - diluted has not been presented because the effect of potential common shares is antidilutive.

    Securities and Exchange Commission Matters

    The Company has received requests from the staff of the Securities and Exchange Commission for additional information regarding the accounting for certain of its acquisitions, including questions relating to the write-off of associated in-process research and development costs, and certain other matters. While the Company has responded to these requests, the Company cannot determine at this time the effect, if any, that the outcome of this matter will have on its reported financial position or results of operations. It is possible that annual and quarterly financial statements for fiscal 1998 and 1999 will need to be restated.

NOTE B - PROPERTY AND EQUIPMENT

    Major classes of property and equipment and their estimated useful lives are as follows:



                                                        February 28,
                                                 ----------------------------
                                      Lives          1999            1998
                                  -------------  ------------    ------------
Furniture                           5-10 years   $    138,770    $     82,978
Office equipment                     3-7 years         82,712          74,339
Leasehold improvements              Lease term         68,672          62,184
Computer equipment                   3-7 years        606,798         480,671
                                                 ------------    ------------
                                                      896,952         700,172
  Less accumulated depreciation                      (510,051)       (312,249)
                                                 ------------    ------------

Net property and equipment                       $    386,901    $    387,923
                                                 ============    ============

                                CT HOLDINGS, INC.

                           February 28, 1999 and 1998



NOTE C - NOTES PAYABLE

    Notes payable consist of the following:



                                                                                       February 28,
                                                                                   -------------------
                                                                                     1999       1998
                                                                                   --------   --------
Unsecured notes payable to individuals, including $80,000 in 1998 to related parties, due at various dates in 1999 and 1998, bearing interest at rates ranging from 0% to 10%; weighted average
   interest rate is approximately 6.1% (1)                                         $192,500   $652,500

Note payable to bank, bearing interest at 11.50%                                         --    102,340

Note payable to banks, bearing interest at 7.35% to 7.45%                           120,833         --

Other notes payable                                                                  34,091     87,334
                                                                                   --------   --------

                                                                                   $347,424   $842,174
                                                                                   ========   ========

(1) Certain of these notes have warrants to purchase common stock. The total number of warrants issued was 509,375 with an exercise price ranging from $0.32 to $0.89 per share. A note for $400,000 was converted into common stock, at $1.075 per share during the year ended February 28, 1999.


NOTE D - LONG-TERM DEBT


                                                                                    February 28,
                                                                              -----------------------
                                                                                 1999         1998
                                                                              ----------   ----------
Redeemable convertible notes, interest at 5% payable in common
   stock, due in March 2000 (1)                                               $       --   $  330,000

Note payable to Xerox Corporation, non-interest bearing, due
   September 1998, interest imputed at 10% (net of discount )                    200,000      995,918

Note payable to a bank, payable in monthly installments with interest
   at 9.75%, through January 2000                                                111,812      162,781

Note payable to an individual, non-interest-bearing, payable by an
   initial payment of $25,000, and monthly payments of $10,000                        --      259,910
                                                                              ----------   ----------
                                                                                 311,812    1,748,609
Less current maturities                                                          311,812    1,270,565
                                                                              ----------   ----------

                                                                              $       --   $  478,044
                                                                              ==========   ==========


    (1) These notes were converted into common stock at $.82 per share during the year ended February 28, 1999.

                                CT HOLDINGS, INC.

                           February 28, 1999 and 1998


NOTE E - INCOME TAXES

     Following is a reconciliation of the Company's income tax provision with the amount of tax computed at the statutory rate:


                                           Years ended February 28,
                                       ----------------------------------
                                            1999                1998
                                       ---------------    ---------------
  Tax benefit at statutory rate        $     2,295,000    $     1,159,000
  Change in valuation allowance             (2,228,000)        (1,136,000)
  Other                                        (67,000)           (23,000)
                                       ---------------    ---------------

                                       $            --    $            --
                                       ===============    ===============


    Significant components of deferred income tax assets and liabilities are as follows:


                                                      February 28,
                                           ----------------------------------
                                                 1999                1998
                                           ---------------    ---------------
Deferred tax assets
   Net operating loss carryovers           $     6,044,000    $     3,933,000
   Accounts receivable                             410,000            232,000
   Property and equipment                               --             32,000
   Accounts payable and accrued expenses                --             26,000
   Other                                                --              3,000
                                           ---------------    ---------------
                                                 6,454,000          4,226,000
Valuation allowance                             (6,454,000)        (4,226,000)
                                           ---------------    ---------------

       Net deferred tax asset              $            --    $            --
                                           ===============    ===============

    The Company has net operating loss carryovers of approximately $17,500,000 at February 28, 1999. The net operating loss carryover, which is subject to annual limitations as prescribed by the Internal Revenue Code, is available to offset future taxable income through 2013.

                                CT HOLDINGS, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           February 28, 1999 and 1998


NOTE F - STOCKHOLDERS' EQUITY

    Preferred stock

    The Company's outstanding Series B preferred stock is convertible into shares of common stock at 83% of the average market price of the common stock for the five days preceding conversion. Each share of Series B preferred stock has a conversion value of $1,000. Dividends accrue at 5%. The Series C preferred stock was converted into common stock, at various prices ranging from $.31 to $.75 per share, during the year ended February 28, 1999.

    The Series D preferred Stock is convertible into shares of common stock at $1.075 per share. Dividends accrue at 11%. Dividends in arrears, related to these shares, were approximately $174,000 at February 28, 1999. During fiscal 1999, the Company issued and redeemed 5,000 shares of Series E convertible preferred stock for $452,920 and $567,500, respectively. Dividends on all series of preferred stock are payable in cash or common stock at the option of the Company.

    Equity notes

    The Company has issued equity notes which are unsecured and are convertible into common stock at 80% of the average market price of the common stock and are payable at maturity only in common stock. Interest at 8% is payable only in common stock. At February 28, 1999, all but $150,000 of the notes had been converted. The outstanding balance of unconverted notes is classified on the balance sheet as a component of stockholders' equity. Subsequent to February 28, 1999, the remaining balance of the notes were converted into approximately 533,850 shares of common stock.

    Common stock

    See Note L regarding potential obligation to issue common shares in connection with acquisitions.

                                CT HOLDINGS, INC.

                           February 28, 1999 and 1998


NOTE F - STOCKHOLDERS' EQUITY - CONTINUED

    Stock Options and warrants

    The Company has issued stock options to directors, employees, and others. Options are granted at no less than fair value at date of grant, as determined by the board of directors. Generally, the options vest over no more than three years. Following is a summary of option transactions for the periods beginning March 1, 1997:


                                                                     Weighted
                                                                      average
                                                                     exercise
                                                         shares        price
                                                       ----------    ----------
Outstanding at March 1, 1997                            5,922,685    $     1.86
Granted                                                 8,611,000          0.33
Exercised                                                (800,000)         0.28
Expired or canceled                                    (3,936,935)         2.53
                                                       ----------    ----------

Outstanding at February 28, 1998                        9,796,750    $     0.41

Granted                                                 1,804,088          0.82
Exercised                                              (8,124,181)         0.32
Expired or cancelled                                     (514,500)         1.31
                                                       ----------    ----------

Outstanding at February 28, 1999                        2,962,157    $     0.55
                                                       ==========    ==========

Exercisable at February 28, 1998                        7,786,750    $     0.44
Exercisable at February 29, 1999                        1,163,170    $     0.63

Weighted-average fair value of options granted during the year ended February 28, 1998 - $0.18

Weighted-average fair value of options granted during the year ended February 28, 1999 - $0.73


    In July 1997, following a significant decline in the market price of the Company's common stock, the terms of options covering 3,375,000 shares with exercise prices ranging from $.89 to $7.00 per share (weighted average of $2.34 per share) were revised in order to encourage the option holders to increase their investments in the Company at a time when additional funds were needed in connection with the operations and growth of the Company's business and to enhance the Company's ability to retain the services of such individuals by reducing the exercise price of the options closer to the then-current market levels. The exercise price was reduced to $.25 per share for employees and $.40 per share for directors. These options have been reflected as cancelled and granted in the above summary of option transactions. In January 1999, the vesting date on 1,125,000 stock options held by certain officers was accelerated. The options were exercised in exchange for collateralized notes in the amount of $318,750. These notes, along with other notes given in payment of option exercises of $1,614,515, have been deducted from stockholders' equity in the balance sheet at February 28, 1999.

                                CT HOLDINGS, INC.

                           February 28, 1999 and 1998


NOTE F - STOCKHOLDERS' EQUITY - CONTINUED

    The following table summarizes other information regarding stock options at February 28, 1999:


                                                            Outstanding                           Exercisable
                                           -----------------------------------------        ----------------------
                                                             Weighted
                                                              average
                                                             remaining      Weighted                     Weighted
                                                            contractual     average                       average
          Range of                                             life         exercise                     exercise
       exercise prices                        shares        (in years)       price           shares         price
       ---------------                     ----------       ----------      -------         ---------    ---------
       $ 0.20 - 0.50                        1,949,907           3.7         $ 0.36            573,702      $ 0.31
         0.51 - 1.00                          908,750           3.0           0.83            551,528        0.89
         1.01 - 3.00                          103,500           3.5           1.75             38,500        1.75
                                           ----------                       ------          ---------      ------

                                            2,962,157                       $ 0.55          1,163,730      $ 0.63
                                           ==========                       ======          =========      ======

    The Company has adopted the disclosure provisions of Statement No. 123, as discussed in Note A, and continues to apply Opinion 25 for stock options granted to employees. If the Company had recognized compensation expense based upon the fair value at the grant date for options granted to employees during the years ended February 28, 1999 and 1998, the effect on net loss and loss per share would have been as follows:


                               Years ended February 28,
                            -----------------------------
                               1999              1998
                            ------------     -----------
Net loss
   As reported              $  (6,749,906)   (3,522,710)
   Pro forma                   (7,194,115)   (4,197,423)
Loss per common share
   As reported                       (.25)         (.21)
   Pro forma                         (.26)         (.25)


    The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:


                               Years ended February 28,
                            -----------------------------
                               1999              1998
                            ------------     -----------
Expected volatility          134-149%           137-147%
Risk-free interest rates     4.2-5.6%           5.7-6.2%
Dividend yield                     0%                 0%
Expected option lives      1-2 years         1- 4 years

                                CT HOLDINGS, INC.

                           February 28, 1999 and 1998


NOTE F - STOCKHOLDERS' EQUITY - CONTINUED

    The following summarizes the warrant transactions for 1999 and 1998:



                                                          Weighted
                                                          average
                                             shares    exercise price
                                           ----------  --------------
Outstanding at March 1, 1997                3,834,989    $     0.95

Issued                                      3,362,500          2.89
Exercised                                    (451,437)         0.36
Expired or canceled                          (640,914)         1.55
                                           ----------    ----------

Outstanding at February 28, 1998            6,105,138          2.00

Issued                                      5,557,383          1.60
Exercised                                  (3,400,453)         0.58
Expired or cancelled                       (2,222,263)         1.04
                                           ----------    ----------

Outstanding at February 28, 1999            6,039,805    $     2.82
                                           ==========    ==========



    During fiscal 1998, the Company issued warrants to purchase 3,050,000 shares of common stock in connection with the sale of common stock, and 312,500 shares of common stock in connection with the issuance of convertible debt. During fiscal 1999, the Company issued warrants to purchase 1,750,000 shares of common stock in connection with the sale of common stock, 150,000 shares in connection with the sale of preferred stock, 200,000 shares as payment of liabilities, and 351,125 shares in other transactions. Also, the terms of warrants to purchase 2,172,263 shares at $.89 per share were adjusted pursuant to antidilution provisions of the warrant agreements to increase the number of warrants to 3,106,258 and reduce the price to $.59 per share; these warrants have been reflected as cancelled and granted in the table above.

    Subsidiary Transactions

    During February 1999, How2.com, Inc. (How2.com) issued 5,502,664 shares of common stock in private placements for $7,242,000, of which $6,042,000 was evidenced by subscriptions which were paid prior to June 30, 1999. Certain of the shares issued are convertible into a maximum of 414,000 shares of the Company at a conversion price of $3.75 per share in the event How2.com has not completed a public offering before March 2000. Options to purchase shares of common stock of How2.com, were granted to officers and directors in January 1999. Options to purchase 6,300,000 shares of common stock at $.025 to $.25 per share vested immediately and were exercised for notes. The remaining options granted cover 7,120,000 shares at a price of $.25 per share and vest in varying amounts through October 2001.

                                CT HOLDINGS, INC.

                           February 28, 1999 and 1998



NOTE G - RELATED PARTY TRANSACTIONS

    Joint Venture

    In November 1996, the Company made a one-year, $625,000, 8% loan to GGS Investment Company (GGS), a joint venture owned by Gilbert Gertner, former Chairman of the Board of the Company, George Sharp, former Chief Executive Officer of the Company and Steven B. Solomon, President and Chief Executive Officer of the Company, who were also directors and owned approximately 46% of the Company's outstanding common stock at that time. The purpose of the joint venture was to invest in securities for short-term profits. The loan agreement provided that (1) interest would be waived for the first six months, (2) 100% of the net profits, while the loan was outstanding, would be paid to the Company, and (3) net losses would be borne by GGS. The loan was guaranteed by each of the officers, and the guaranty was secured by the pledge of a total of 754,000 shares of the Company's common stock, valued at approximately $1,282,000 as of the date of the transaction. The joint venture was not profitable, and the loan was discharged by GGS during fiscal 1998 in the following manner:

      o  Mr. Solomon forgave $78,000 due from the Company to him.
      o Mr. Gertner assumed debt of the Company to a corporation controlled by Mr. Gertner in the principal amount of $250,000 plus accrued interest of approximately $25,000.
      o Mr. Sharp received a credit against the loan of $200,000 as consideration for agreeing to terminate his noncancellable employee contract aggregating approximately $700,000 through November 2000.
      o $72,000 of the loan was forgiven in connection with the asset sale agreement discussed below.

    Asset Sale Agreement

    In April 1997, the Company entered into an asset sale agreement with its former Chief Executive Officer and its former Chairman of the Board (the Purchasers) jointly. At the date of the agreement, the Purchasers owned approximately 31% of the Company's outstanding common stock at that date. The Company sold to the Purchasers, $3,750,000 of trade accounts receivable and forgave indebtedness owed by the Purchasers to the Company in the amount of $155,000 ($72,000 of which related to the discharge of the joint venture indebtedness noted earlier.) The carrying value of the receivables at February 28, 1997, net of allowance, was $1,992,000. Consideration received consisted of 3,900,000 shares of the Company's common stock with a market value of approximately $2,750,000 as of the date of the transaction. For accounting purposes, the Company has valued the shares at approximately $2,147,000. The agreement provides that the Company will also receive 50% of the proceeds in excess of $2,250,000 from collection of the receivables. The transaction resulted in no gain or loss.

                                CT HOLDINGS, INC.

                           February 28, 1999 and 1998



NOTE G - RELATED PARTY TRANSACTIONS - CONTINUED

    Other

    During the years ended February 28, 1999 and 1998, the Company loaned approximately $1,525,000 and $122,000, respectively, exclusive of financing provided for the exercise of stock options, to its Chief Executive Officer, Mr. Solomon. At February 28, 1999 and 1998, $354,000 and $226,000,
    respectively, remained unpaid.

    The Company has contracted with a major shareholder in the Company, Metamor Software Solutions, a division of Metamor Worldwide, Inc. (Metamor) to provide various development services for the Company. The Company incurred approximately $600,000 and $115,000 in expenses related to these services during fiscal years ended February 28, 1999 and 1998, respectively. Mr. Ken Johnsen, one of the Company's directors, was the Executive Vice President of Metamor during this time. In June 1999, Mr. Johnsen joined the Company's subsidiary, How2.com as its President and Chief Operating Officer. In connection therewith, Mr. Johnsen was granted options to purchase 500,000 shares of How2.com common stock at $.10 per share and options to purchase 450,000 shares at $1.00 per share.

    During fiscal years ended February 28, 1999 and 1998, the Company and How2.com incurred legal fees in the amount of approximately $140,000 and $70,000, respectively to Wood, Exall & Bonnet, L.L.P. Mr. David Wood, a partner of such firm is a relative of Mr. Solomon. Subsequent to February 28, 1999, Mr. Wood joined How2.com as its General Counsel.

    In August 1998, the Company granted stock options to a stockholder and reduced the exercise price of certain other stock options in consideration for the stockholder's assumption of indebtedness of the Company in the principal amount of $500,000. The transactions resulted in no gain or loss. At February 28, 1999, the Company had a $125,000 receivable from the stockholder.

NOTE H - COMMITMENTS AND CONTINGENCIES

    The Company leases office space under noncancellable operating lease agreements expiring at various dates through 2003. Future minimum lease payments under these leases at February 28, 1999, were as follows:



          Year ending
          February 28,
          ------------

              2000                       $   301,204
              2001                           312,416
              2002                           289,468
              2003                             9,490
                                         -----------

              Total                      $   912,578
                                         ===========


    Rental expense totaled approximately $316,000 and $303,000 for the years ended February 28, 1999 and 1998, respectively.

    On January 7, 1998, the Company's former Houston landlord filed a lawsuit against the Company alleging that the Company breached a certain lease covering the Company's former Houston office space. The suit seeks damages to date of approximately $486,000, plus attorney's fees, pre and post judgment interest and court costs. In July 1999, the parties reached an agreement in principle to settle the suit for $325,000 to be paid over nine months.

    The Company and its president are involved in an arbitration proceeding with Vestcom Ltd., a group that claims it is entitled to compensation and a finder's fee for introducing the Company to a third party, and is seeking damages of the value of 100,000 shares of the Company's common stock (alleged to be $1,900,000) plus 50% of additional compensation paid by the Company to such third party. The Company believes it has defenses to such claims. The Company and its president filed a declaratory judgment action against Vestcom seeking to determine that the alleged contract was not valid based on the Company's defenses. The case is styled Citadel Computer Systems, Inc. and Steven B. Solomon v. Vestcom, Ltd., in the 193rd Judicial District Court in Dallas County, Texas. In October 1998, the Texas state court entered a judgment and preliminary injunction in favor of the Company and its president that the purported agreement was a forgery. As a result the arbitration proceeding was dismissed by the American Arbitration Association. The defendant has appealed the decision of the Texas court. In November 1998 Vestcom filed a lawsuit against the Company in Texas state court styled Vestcom v. Citadel in the 68th Judicial District Court, Dallas County, Texas, reasserting the same basic claims as in the arbitration proceeding. This case is set for mediation in September, 1999.

    In August 1998, Janssen Meyers Associates, L.P. ("JM") filed a lawsuit against the Company. The suit alleges that the Company owes the plaintiffs a fee in the amount of $16,500,000 plus interest and attorney's fees in connection with services allegedly performed by JM in respect of the merger between the Company and the Company's predecessor in 1996, and related matters. The Company believes such claims are without merit and intends to vigorously defend against the claim.

                                CT HOLDINGS, INC.

                           February 28, 1999 and 1998


NOTE H - COMMITMENTS AND CONTINGENCIES - CONTINUED

    At this time, the Company is unable to predict the ultimate outcome of these suits, the costs associated with defending the claims and pursuing counterclaims, and monetary compensation awarded, if any. The Company is also involved in other litigation. Such litigation is not material to the Company's consolidated financial condition or results of operations.

    At February 28, 1999, the Company has employment agreements with three of its officers. The agreements expire in 2000 to 2002. How2.com has an employment agreement with its chief executive officer, who is also the Company's chief executive officer, that expires in 2004.

NOTE I - SUPPLEMENTAL CASH FLOW INFORMATION



                                                                   Years ended February 28,
                                                                   ------------------------
                                                                     1999           1998
                                                                    --------     ----------
Supplemental disclosures of cash flow information:
   Cash paid during the year for interest                           $       --   $  128,929
   Non-cash investing and financing transactions:
      Notes payable converted to preferred stock                       253,600           --
      Payment of dividends in common stock                                  --       96,429
      Conversions to common stock
          Debt                                                         844,083      901,326
          preferred stock and equity notes                           1,956,956      481,004
      Liquidation of note payable by transfer of collateral                 --    1,250,000
      Sale of receivables for treasury stock                                --    2,146,649
      Notes receivable satisfied through debt assumptions                   --      425,000
      common stock and stock options
         issued in satisfaction of debt                                849,600           --
      common stock sold for notes or subscriptions                   8,245,265           --



NOTE J - EXTRAORDINARY ITEM

    The extraordinary item in fiscal 1999 results from gains on debt forgiveness, which consists principally of a $428,316 reduction in the note payable to Xerox Corporation (Note D).


NOTE K - FOURTH QUARTER ADJUSTMENTS

    During the fourth quarter of fiscal 1999, the Company wrote off software development costs of approximately $1,400,000 and increased the allowance for doubtful accounts by approximately $866,000.

                                CT HOLDINGS, INC.

                           February 28, 1999 and 1998



NOTE L - ACQUISITIONS BY SUBSIDIARY SUBSEQUENT TO FEBRUARY 28, 1999 AND PLANNED
         SPIN-OFF (UNAUDITED)

    How2.com completed the acquisitions of 2-Lane Media, Inc. (2-Lane) and The Forward Companies subsequent to February 28, 1999. Each acquisition will be accounted for by the purchase method.

    2-Lane offers Web site and e-commerce design for its clients. The purchase price was 1,200,000 shares of How2.com common stock with a guaranteed value of $1.25 per share; in the event the common stock of How2.com is not publicly traded by February 1, 2000, the sellers have the option to convert the How2.com shares into common stock of the Company having a value of $1,500,000. Also, options were granted to the shareholders of 2-Lane to purchase 200,000 shares of How2.com common stock at $.25 per share.

    The Forward Companies provides product rebate promotional fulfillment services relating to merchandise and consumer rebate programs. The purchase price consisted of $8,000,000 in cash and 2,200,000 shares of How2.com common stock with a guaranteed value of $2.50 per share. Also, options were granted to the shareholders of The Forward Companies to purchase 800,000 shares of How2.com common stock at $2.50 per share if certain earn-out provisions are met.

    Subsequent to February 28, 1999, How2.com issued 4,743,004 shares of common stock in private placements for $8,725,500. How2.com also granted options to purchase 8,892,000 shares of its common stock to employees, directors and others at exercise prices ranging from $.25 to $2.50 per share. As a result of the above acquisitions and sales of common stock, CT Holdings' ownership of How2.com was reduced to approximately 50.1% at July 31, 1999. CT Holdings has announced that it will distribute to its shareholders, 15% of the shares of common stock of How2.com that CT Holdings held on March 18, 1999 upon compliance with Securities and Exchange Commission (SEC) requirements applicable to CT Holdings and How2.com in connection with the proposed spin-off. Compliance with SEC requirements and state law requirements could delay or prevent the completion of the spin-off. There can be no assurances that CT Holdings will be able to effect the distribution of the shares of How2.com to CT Holdings' stockholders on a timely basis or at all.

    In addition, the Company has agreed to convert certain shares of How2.com common stock issued in connection with certain acquisitions completed or proposed by How2.com as well as issued pursuant to the terms of the subscription agreements between How2.com and its stockholders into shares of CT Holdings' common stock, in the event How2.com does not become publicly traded within one year. This could result in the issuance of up to 414,000 additional shares of CT Holdings common stock at a conversion price of $3.75 per share, which would have the effect of diluting CT Holdings' stockholders if the market price for CT Holdings' stock is above that price at the time of conversion.

                                CT HOLDINGS, INC.

                           February 28, 1999 and 1998


NOTE M - LOSS PER SHARE



                                                       Loss before
                                                      extraordinary      Extraordinary
                                                         credit              credit          Net loss
                                                     ---------------    ---------------   ---------------
1999

Earnings (loss)                                      $    (7,209,498)   $       459,592   $    (6,749,906)
Preferred dividend requirement                              (128,956)                --          (128,956)
                                                     ---------------    ---------------   ---------------

Earnings loss allocable to common stockholders       $    (7,338,454)   $       459,592   $    (6,878,862)
                                                     ===============    ===============   ===============

Weighted average common shares outstanding                27,807,748                 --        27,807,748

Earnings (loss) per share - basic and diluted        $         (0.26)   $          0.01   $         (0.25)
                                                     ===============    ===============   ===============

                                                                                                     1998

Loss                                                 $    (3,522,710)   $            --   $    (3,522,710)
Preferred dividend requirement                               (14,557)                --           (14,557)
                                                     ---------------    ---------------   ---------------

Loss allocable to common stockholders                $    (3,537,267)   $            --   $    (3,537,267)
                                                     ===============    ===============   ===============

Weighted average common shares outstanding                16,801,818                 --        16,801,818

Loss per share - basic and diluted                   $          (.21)   $            --   $          (.21)
                                                     ===============    ===============   ===============

                                CT HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEETS




                                                                NOVEMBER 30,      FEBRUARY 28,
                        ASSETS                                      1999              1999
                                                               ---------------   ---------------
                                                                (UNAUDITED)
CURRENT ASSETS
     Cash                                                      $       178,344   $     2,210,377
     Accounts receivable, less allowance for returns and
        doubtful accounts of $963,729 and $1,208,000                   323,899           466,288
     Notes receivable from related parties                             208,934           478,933
     Inventory                                                         144,522           148,676
     Other                                                              92,287           208,223
                                                               ---------------   ---------------
     Total current assets                                              947,986         3,512,497

INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED
     SUBSIDIARY                                                      6,536,639         4,458,819

PROPERTY AND EQUIPMENT, net of accumulated
     depreciation of $681,494 and $510,051                             285,847           386,901

PURCHASED SOFTWARE, net of accumulated amortization
     of $3,085,944 and $2,718,486                                    1,027,248         1,394,706

CAPITALIZED SOFTWARE DEVELOPMENT COSTS,
     net of accumulated amortization of $1,037,422
     and $577,000                                                    1,181,524         1,181,052

OTHER ASSETS                                                           327,390           448,372
                                                               ---------------   ---------------
                                                               $    10,306,634   $    11,382,347
                                                               ===============   ===============

        The accompanying notes are an integral part of these statements.

                                CT HOLDINGS, INC.
                     CONSOLIDATED BALANCE SHEETS - CONTINUED



                                                                                NOVEMBER 30,       FEBRUARY 28,
                        LIABILITIES AND STOCKHOLDERS' EQUITY                        1999               1999
                                                                               ---------------    ---------------
                                                                               (UNAUDITED)
CURRENT LIABILITIES
      Current maturities of long-term debt                                     $       174,587    $       311,812
      Notes payable                                                                    249,084            347,424
      Accounts payable and accrued expenses                                            875,478          2,230,859
                                                                               ---------------    ---------------
      Total current liabilities                                                      1,299,149          2,890,095

COMMITMENTS AND CONTINGENCIES                                                               --                 --

STOCKHOLDERS' EQUITY
      Common stock, $.01 par value per share; authorized
        60,000,000 shares; issued,  shares 47,443,301
        at 11/30/99 and 43,259,274 shares at 2/28/99                                   474,433            432,592
      Preferred stock, $.01 par value per share;
        authorized 1,000,000 shares; issued and outstanding
            Series B convertible, 50 shares (liquidation value $50,000);
               none outstanding as of 11/30/99                                              --                  1
            Series D convertible, 2,000 shares (liquidation value $ 2,000,000
                at 2/28/99); none outstanding as of 11/30/99                                --                 20
      Equity notes                                                                          --            150,000
      Additional paid-in capital                                                    47,639,911         32,835,018
      Accumulated deficit                                                          (35,023,916)       (20,641,875)
      Notes receivable for exercise of options/warrants                             (1,582,704)        (1,783,265)
      Treasury stock, at cost (4,164,613 shares)                                    (2,500,239)        (2,500,239)
                                                                               ---------------    ---------------
      Total stockholders' equity                                                     9,007,485          8,492,252
                                                                               ---------------    ---------------
                                                                               $    10,306,634    $    11,382,347
                                                                               ===============    ===============

        The accompanying notes are an integral part of these statements.

                                CT HOLDINGS, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS



                                                      NINE MONTHS       NINE MONTHS
                                                         ENDED              ENDED
                                                      NOVEMBER 30,      NOVEMBER  30,
                                                         1999               1998
                                                     ---------------    ---------------
                                                     (UNAUDITED)        (UNAUDITED)
Net sales                                            $     1,413,449    $     4,048,965

Cost of sales (excludes depreciation
and amortization expense)                                     54,610            165,022
                                                     ---------------    ---------------
     Gross profit                                          1,358,839          3,883,943

Operating expenses
     Research and development expenses                       344,607            410,329
     Selling and marketing expenses                        2,177,547          2,413,595
     General and administrative expenses                     687,120          1,261,556
     Provision for doubtful accounts                              --            115,000
     Depreciation and amortization expenses                1,017,598          1,134,270
                                                     ---------------    ---------------
                                                           4,226,872          5,334,750
                                                     ---------------    ---------------
         Operating loss                                   (2,868,033)        (1,450,807)

Other income (expense)
     Interest expense                                        (17,629)          (136,409)
     Other                                                    (2,162)            16,085
     Litigation expense                                           --           (537,000)
     Equity in loss of unconsolidated
        affiliate                                        (11,253,865)                --
                                                     ---------------    ---------------
                                                         (11,273,656)          (657,324)
                                                     ---------------    ---------------
     Net loss before extraordinary item                  (14,141,689)        (2,108,131)

Extraordinary item - forgiveness of debt                          --            806,421
                                                     ---------------    ---------------
Net loss                                                 (14,141,689)        (1,301,710)

Preferred stock dividend requirement                         (64,493)          (118,982)

                                                     ---------------    ---------------
Net loss allocable to common stockholders            $   (14,206,182)   $    (1,420,692)
                                                     ===============    ===============

Basic and diluted loss per share data
    Net loss before extraordinary item                          (.34)             (0.09)
    Extraordinary item                                            --               0.03
                                                     ---------------    ---------------
    Net loss per share                                          (.34)             (0.05)
                                                     ===============    ===============

Shares used in computing loss per share
     Basic and diluted                                    42,144,252         25,970,307
                                                     ===============    ===============

        The accompanying notes are an integral part of these statements.

                                CT HOLDINGS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                NINE MONTHS        NINE MONTHS
                                                                   ENDED              ENDED
                                                                NOVEMBER 30,        NOVEMBER
                                                                    1999              1998
                                                               ---------------    ---------------
                                                                 (UNAUDITED)       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
      Net loss                                                 $   (14,141,689)   $    (1,301,710)
      Adjustments to reconcile net loss to net cash
           used by operating activities
                Depreciation and amortization                        1,015,598          1,134,270
                Equity in loss of unconsolidated affiliate          11,253,865                 --
                Gain on settlement of debt                                  --           (806,421)
                Provision for uncollectible accounts                        --            115,000
      Changes in operating assets and liabilities
           Accounts receivable                                         142,389         (2,578,972)
           Notes receivable from related parties                       269,999           (352,947)
           Other current assets                                        115,936           (315,753)
           Inventory                                                     4,154           (103,254)
           Bank overdraft                                                   --            (10,249)
           Accounts payable and accrued expenses                    (1,355,381)           (53,231)
           Other assets                                                120,982            105,201
                                                               ---------------    ---------------
                NET CASH USED BY OPERATING ACTIVITIES               (2,574,147)        (4,168,066)

CASH FLOWS FROM INVESTING ACTIVITIES
      Capital expenditures                                             (86,656)          (126,314)
      Development of software                                         (460,901)          (820,207)
                                                               ---------------    ---------------
                NET CASH USED BY INVESTING ACTIVITIES                 (547,557)          (946,521)

CASH FLOW FROM FINANCING ACTIVITIES
      Net change in notes payable                                      135,010           (354,355)
      Proceeds from sale of preferred stock                                 --          2,567,391
      Proceeds from sale of common stock                               954,661          4,076,265
      Redemption of preferred stock                                         --           (567,500)
                                                               ---------------    ---------------
                NET CASH PROVIDED BY FINANCING ACTIVITIES            1,089,671          5,721,801
                                                               ---------------    ---------------

                Net increase (decrease) in cash                     (2,032,033)           607,214

      Cash at the beginning of the period                            2,210,377              8,555
                                                               ---------------    ---------------
      Cash at the end of the period                            $       178,344    $       615,769
                                                               ===============    ===============

        The accompanying notes are an integral part of these statements.

CT HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

    The consolidated financial statements of CT Holdings, Inc., formerly Citadel Technology, Inc., and its majority-owned subsidiaries (collectively, "CT Holdings") as of November 30, 1999 and for the nine months November 30, 1999 and November 30, 1998 are unaudited and, in the opinion of management, contain all adjustments, consisting of only normal recurring items, necessary for the fair presentation of the financial position and results of operations for the interim period. These consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included herein for the year ended February 28, 1999. The results of operations for the nine months ended November 30, 1999 are not necessarily indicative of the results to be expected for the entire year (see "Risk Factors"). All significant intercompany accounts and transactions have been eliminated.

    In December 1998, CT Holdings received a comment letter from the Securities and Exchange Commission with respect to its Form 10-KSB for the fiscal year ended February 28, 1998 and Quarterly Reports on Form 10-QSB for the periods ended May 31, 1998 and November 30, 1998. The comment letter contained questions relating to accounting for certain acquisitions, including questions relating to the write-off of associated in-process research and development costs, and certain other matters. While CT Holdings has responded to these questions, CT Holdings cannot determine at this time the effect, if any, that the outcome of this matter may have on its reported financial position or results of operations. As a result, it is possible that annual and quarterly financial statements for fiscal 1998, 1999 and 2000 may need to be restated.

NOTE 2. CAPITAL TRANSACTIONS

    CT Holdings has previously announced that it will distribute to its shareholders of record as of March 18, 1999, shares of common stock of How2.com, Inc. upon compliance with Securities and Exchange Commission ("SEC") requirements applicable to the proposed distribution. In addition, in connection with the proposed initial public offering of How2.com, the underwriters will require CT Holdings, as a major stockholder of How2.com, to enter into a lockup agreement that will cause the distribution to be commenced 180 days after the initial public offering. Compliance with SEC requirements and state law could delay or prevent the distribution, as proposed. There can be no assurances that the proposed initial public offering of How2.com will be completed or that CT Holdings will be able to effect the distribution of the shares of How2.com to CT Holdings stockholders on a timely basis, on the previously disclosed terms or at all.

    CT Holdings has agreed to convert certain shares of How2.com common stock issued in connection with certain subscription agreements into shares of CT Holdings common stock in the event How2.com does not become publicly traded within one year from the dates of such agreements. This could result in the issuance of up to 414,000 additional shares of CT Holdings common stock at a conversion price of $3.75 per share. In addition, CT Holdings has agreed to convert the shares of How2.com common stock issued in connection with the acquisition of 2-Lane Media by How2.com into up to 500,000 CT Holdings shares at the option of the 2-Lane Media shareholders in the event How2.com does not become publicly traded by March 2000. These potential issuances would have the effect of diluting CT Holdings' stockholders if the market price for CT Holdings' common stock is above that price at the time of conversion.

NOTE 3. COMMITMENTS AND CONTINGENCIES

    On January 7, 1999, our former Houston landlord filed a lawsuit against us alleging a breach of a lease covering our former Houston office space. The suit sought damages in excess of $750,000, plus attorney's fees, pre and post interest and court costs. In July 1999, the parties reached an agreement to settle the suit for $325,000 to be paid over nine months. We are, to date, in compliance with all the terms and conditions of the settlement agreement.

    CT Holdings and its President were involved in an arbitration proceeding with Vestcom Ltd., a group that claimed it was entitled to compensation and a finder's fee for introducing CT Holdings to a third party. Vestcom Ltd. sought damages of the value of 100,000 shares of CT Holdings' common stock (alleged to be valued at $1,900,000), plus 50% of additional compensation paid by CT Holdings to such third party. CT Holdings and its President filed a declaratory judgment action against Vestcom seeking to determine that the alleged contract was not valid based on CT Holdings' defenses. The case was styled Citadel Computer Systems, Inc. and Steven B. Solomon v. Vestcom, Ltd., in the 193rd Judicial District Court in Dallas County, Texas. In October 1998, the Texas state court entered a judgment and preliminary injunction in favor of CT Holdings and its president that the purported agreement was a forgery. As a result, the arbitration proceeding was dismissed by the American Arbitration Association. The defendant appealed the decision of the Texas court. In November 1998, Vestcom filed a lawsuit against CT Holdings in Texas state court styled Vestcom v. Citadel in the 68th Judicial Court, Dallas County, Texas, reasserting the same basic claims as in the arbitration proceeding. In January 2000 the parties reached an agreement to settle the suit for the original amount of the warrants claimed (100,000 shares at $1.375). CT Holdings expects that this settlement may result in a charge to earnings in the fourth quarter of fiscal 2000 in the amount of up to $500,000.

    In August 1998, Janssen Meyers Associates L.P. ("JM") filed a lawsuit against CT Holdings. The suit alleges that CT Holdings owes the plaintiffs a fee in the amount of $6,000,000 plus interest and attorney's fees in connection with services allegedly performed by JM in respect of the merger between LoneStar and Citadel Technology, Inc. and related matters. CT Holdings believes such claims are without merit and intends to vigorously defend against the claims. The lawsuit, styled Janssen Meyers Associates, L.P. v. Citadel Technology, Inc., was filed in the Supreme Court of the State of New York, County of New York. CT Holdings has removed the case to federal court in the Southern District of New York. Subsequent to the end of the most recent fiscal quarter, Janssen Meyers filed a motion for partial summary judgment and CT Holdings filed a motion for summary judgment in the matter.


NOTE 4. INVESTMENT IN UNCONSOLIDATED AFFILIATE

    CT Holdings' ownership interest in How2.com as of February 28, 1999 was 62%. As of November 30, 1999 CT Holdings' ownership interest in How2.com was 45.6%. As such, CT Holdings no longer has a majority ownership interest. CT Holdings accounts for its ownership interest in How2.com using the equity method of accounting. For comparability purposes, the February 28, 1999 balance sheet has been reclassified to account for CT Holdings' investment in How2.com under the equity method of accounting. The effect of this reclassification on the balance sheet at February 28, 1999 is as follows:


                                             INCREASE (DECREASE)
                                             --------------------
Cash                                            $(1,175,992)
Receivables from sale of common                 $(6,042,000)
 stock of subsidiary
Investment in, and advances to                  $ 4,458,819
 unconsolidated subsidiary
Accounts payable and accrued expenses           $   (16,741)
Minority interest                               $ 2,742,432

The following is a summary of condensed unaudited financial information pertaining to How2.com:



SUMMARIZED BALANCE SHEET             NOVEMBER 30, 1999
------------------------             -----------------
   Current assets                    $     8,682,933
   Other assets                           20,964,231
                                     ---------------
            Total assets             $    29,647,164
                                     ===============
   Current liabilities               $    14,408,389
   Long-term debt                            494,451
                                     ---------------
            Total liabilities             14,902,840
                                     ---------------
   Shareholders' equity                   14,744,324
                                     ---------------
                                     $    29,647,164
                                     ===============



SUMMARIZED STATEMENT OF                  9 MONTHS ENDED
      OPERATIONS                        NOVEMBER 30, 1999
-----------------------                 -----------------
Revenues                                $     5,021,382
Gross profit                                  3,028,767
Sales and marketing expenses                 12,532,116
Operating loss                              (25,459,692)
Net loss                                    (24,541,880)

NOTE 5. SUBSEQUENT EVENTS

In February 2000, CT Holdings settled a lawsuit filed by Argos Capital I, LP, by the issuance of 400,000 shares of common stock in exchange for the plaintiffs' relinquishment of rights under a $140,000 promissory note and 438,750 stock purchase warrants at $.59 per share. The settlement results in an immaterial gain to CT Holdings.

================================================================================






                                 786,784 SHARES






                                CT HOLDINGS, INC.






                                  COMMON STOCK




                                 ---------------






                                   PROSPECTUS




                                 ---------------








                                 APRIL 28, 2000








    You should rely only on information contained in this prospectus. We have not authorized anyone to give any information or make any representations in connection with this offering other than those contained in this prospectus. If anyone gives you any such information or makes any such representations, you should not rely on it or them as having been authorized by us. This prospectus is not an offer to sell common stock and it is not soliciting an offer to buy common stock in any state where the offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.







================================================================================